UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2023.

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150 Fourteenth Floor Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

1

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

RATIO ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

1. ANALYSIS OF FINANCIAL POSITION

a) Statement of financial position

The principal components of assets and liabilities at the end of each period are as follows:

Assets	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$	Variation ThU.S.$
Current assets	3,827,894	3,774,921	52,973
Non-current assets	13,690,456	13,405,187	285,269

Total assets	17,518,350	17,180,108	1.97%

Liabilities	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$	Variation ThU.S.$
Current liabilities	2,134,387	1,526,284	608,103
Non-current liabilities	7,468,814	7,393,840	74,974
Non–controlling interests	5,706	5,189	517
Equity attributable to parent company	7,909,443	8,254,795	(345,352)

Total net equity and liabilities	17,518,350	17,180,108	1.97%

As of September 30, 2023, total assets increased MU.S.$ 338 compared to December 31, 2022, equivalent to a 1.97% variation. This variation was driven mainly by an increase in property, plant and equipment and right of use assets, which were offset by a lower balance of current tax assets.

In turn, total liabilities increased by MU.S.$ 683 principally driven by increases in financial liabilities for bank borrowings and UF bond issuances, which were offset by lower balances of deferred tax liabilities and trade and other current payables.

The main financial and operational indicators related to the statement of financial position as of the dates and for the periods indicated below are as follows:

Liquidity ratios	09-30-2023	12-31-2022
Current liquidity (current assets / current liabilities)	1.79	2.47
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	0.91	1.29

Debt indicators	09-30-2023	12-31-2022
Debt to equity ratio (total liabilities / equity)	1.21	1.08
Short-term debt to total debt (current liabilities / total liabilities)	0.22	0.17
Long-term debt to total debt (non-current liabilities / total liabilities)	0.78	0.83

	09-30-2023	09-30-2022
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	(0.51)	9.12

Activity ratio	09-30-2023	12-31-2022
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.55	2.59
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.20	3.23
Inventory permanence-days ((inventories + biological assets) /cost of sales)	141.31	139.26
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	112.55	111.46

As of September 30, 2023, the short-term debt to total debt ratio represented 22% of total liabilities (17% as of December 31, 2022).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Our financial expenses coverage ratio decreased from 9.12 to (0.51), mainly due to the losses before taxes generated for the nine-months period ended September 30, 2023, compared to the profits before taxes generated in the same period of 2022.

b) Statement of profit or loss

Profit before income tax

We recorded a loss before income tax of approximately MU.S.$ 411 compared to a profit of approximately MU.S.$ 1,104 in the same period of 2022. The variation of MU.S.$ 1,515 is explained by the factors described in the following table:

Item	MU.S.$
Gross profit (loss)	(1,365)
Distribution and administrative expenses	188
Other income and expenses	(161)
Others	(177)

Net change in profit (loss) before income tax	(1,515)

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

Revenues	09-30-2023 ThU.S.$	09-30-2022 ThU.S.$
Pulp	2,014,480	2,265,142
Wood	2,428,465	3,242,455
Other	345	455

Total revenues	4,443,290	5,508,052

Sales costs	09-30-2023 ThU.S.$	09-30-2022 ThU.S.$
Wood	766,100	625,283
Forestry work and other services	514,695	463,996
Depreciation and amortization	410,447	344,294
Other operating costs	1,831,584	1,789,036

Total sales costs	3,522,826	3,222,609

Profitability index	09-30-2023	09-30-2022
Profitability on equity	(4.52)	8.76
Profitability on assets	(2.11)	4.16
Return on operating assets	(0.54)	7.94

Profitability ratios	09-30-2023	09-30-2022
Earnings per share (U.S.$) (1)	(2.2772)	7.3193
Profit after tax (ThU.S.$) (2)	(274,418)	881,784
Gross profit (loss) (ThU.S.$)	920,464	2,285,443
Finance costs (ThU.S.$)	(272,666)	(135,901)

(1)	Average earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

EBITDA	09-30-2023 ThU.S.$	09-30-2022 ThU.S.$
Profit (loss)	(274,418)	881,784
Finance costs	272,666	135,901
Finance income	(84,074)	(49,807)
Income tax expense	(136,192)	222,213
EBIT	(222,018)	1,190,091
Depreciation and amortization	493,672	390,458
EBITDA	271,654	1,580,549
Cost at fair value of the harvest	362,581	322,168
Gain from changes in fair value of biological assets	(167,174)	(193,969)
Gains (losses) on exchange difference on translation	87,307	40,313
Others*	102,798	30,161
Adjusted EBITDA	657,166	1,779,222

*	This net amount corresponds mainly to forest fires and reversal of provisions.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing.

For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy.

In the case of long-term debt, corporate bond issuances in the local market and also in the international markets are used as sources of new resources.

Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

Turnover for the third quarter of 2023 remained relatively stable when compared to the same period of 2022. There was an increase in sales volume offset by a decrease in price. During the first nine-months of 2023, turnover was 12.9% lower compared to the same period of the 2022, due to lower invoice prices, and slightly offset by an increase in volume. In terms of grades, most of the prices were lower, with the exception of the grades produced at the Argentina mill, which are mostly sold in the Southern Cone.

During the third quarter of 2023, the pulp market started weak, but improved gradually throughout the quarter, despite the higher pulp supply and spot offers seen in several markets. Total global pulp inventories declined as the months progressed, which helped to strengthen demand for pulp.

In China, the market looks better than it did a few months ago; demand for paper and pulp has been increasing. Inventories of some types of paper have decreased, which has caused the operating rates of paper mills to begin to increase. This has caused pulp mills to announce price increases for their products, which have materialized and thus improved their margins. Despite the increase in pulp supply in the market due to new capacities, pulp inventories in Chinese ports have decreased. Long-fiber pulp prices started the quarter slightly lower, but then began to rise. In turn, short-fiber pulp prices rose throughout the entire quarter.

In Europe, demand for paper was quite weak during the quarter with modest signs of recovery towards the end of September. July and August are holiday months in Europe, so several paper mills reduced their operating rates. Despite the above, paper companies continue showing positive margins due to the low cost of raw materials. In relation to pulp supply, at the beginning of the third quarter a significant spot supply existed from other pulp producers, which were being quite aggressive. However, towards the end of the quarter, these volumes began to decrease as many producers began to divert volumes to China due to higher prices in that market. During the quarter, the price of short fiber fluctuated up and down, reaching the same levels that existed in June of 2023.

The textile pulp market improved in comparison to the second quarter of 2023, mainly due to a recovered viscose market. Viscose plants showed low inventories and increased their operating rate throughout the quarter. Therefore, it was possible to materialize textile pulp price increases towards the end of the quarter.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Production during the third quarter of 2023 was affected by the shutdown of the Valdivia plant, which began in April and resumed production only by early August. Additionally, during the third quarter of 2023, it was decided to permanently close the Licancel plant, which ceased production in August.

Wood Products Business

Sawn timber

Sawn timber sales continued to decline during the third quarter of 2023 when compared to the same period of 2022. Generally speaking, markets continue to show the effects of lower economic activity, reflected in diminished volumes and prices. China was affected by a sluggish local economy and reduced demand in construction and furniture, coupled with low prices from Russia and Europe. The rest of Asia and Europe was affected by high inventories, high interest rates, and geopolitical uncertainty. For the upcoming months, demand continues to be limited, but so is supply; this could have an impact on prices.

In Remanufacturing in the U.S., a slight improvement in demand continued during this third quarter of 2023, although the market remains sluggish and volumes and prices remain lower than in 2022 as a result of the effects of high inflation in the region, rate hikes, high inventories in the supply chain and higher supply from Asia, from local sources, and from Latin America. For the next quarter, stable demand and prices in the U.S. and the rest of the markets, in spite of oversupply, is expected.

Plywood

During the third quarter of 2023, sales were lower than in the same quarter of 2022. In general, the decline is a result of the effect of inflation and higher interest rates in the Americas and Oceania, affecting the construction and property renovation sectors. Compounding the above is the scenario in Europe caused by the war, which in turn impacts demand and costs. As a consequence of the above, there is an oversupply in the market, especially in Latin America and Europe. A slight improvement is expected for the end of the year. In the case of North America, demand and prices have stabilized, with retail activity recovering slightly. The last quarter of the year is expected to be similar.

Panels (MDF, PB, Melamine)

During this third quarter of 2023, volumes and prices continued to be affected by the increase in exports from Brazil to the rest of the region, especially in MDF. On the demand side, the downward effect persists due to the high inflation scenario in South America, and to the higher interest rates, devaluation of currencies against the dollar, high inventories and political uncertainty in some countries. For the last quarter of 2023, the region is expected to continue under this oversupply scenario.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

4. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	09-30-2023 ThU.S.$	09-30-2022 ThU.S.$
Positive (negative) Cash flow
Net cash flows from (used in) operating activities	420,905	1,379,730
Cash flows from (used in) financing activities:	664,929	(325,954)
Obtaining and paying borrowings and bonds	1,012,596	(84,712)
Payments of lease liabilities	(58,728)	(48,529)
Dividends paid	(282,690)	(192,334)
Others	(6,249)	(379)
Cash flows from (used in) investment activities:	(1,036,730)	(1,100,361)
Purchase and sale of property, plant and equipment	(676,570)	(964,966)
Purchase and sale of biological assets	(316,972)	(161,612)
Purchase and sale of intangible assets	(4,205)	(3,413)
Additions (disposals), investments in subsidiaries, joint ventures and associates	(16,228)	(132)
Dividends received	1,043	32,964
Others	(23,798)	(3,202)

Positive (negative) net cash flow	49,104	(46,585)

Our cash flow from operating activities decreased to MU.S.$ 421 for the current period (compared to the positive balance of MU.S.$ 946 for the same period in 2022), resulting mainly from a lower revenue from customer collections in the current period.

The cash flow from financing activities showed a positive balance of MU.S.$ 665 for the current period (compared to the negative balance of MU.S.$ 326 for the same period in 2022). This was mainly due to an increase in short-term borrowings, which was partially offset by financial debts payments.

Regarding the cash flow from investment activities, the balance increased to MU.S.$ 1,037 (compared to a negative balance of MU.S.$ 1,100 for the same period of 2022), mainly due to a decrease in payments for purchases of property, plant and equipment, which was partially offset by an increase in payments for purchases related to forest plantations and a decrease in dividends received.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintained, as of September 30, 2023, a ratio of fixed rate debt to total consolidated debt of approximately 93.8%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading, which allows it to maintain one of the lowest cost structures in the industry and have these risks bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Most of their revenues (and accordingly accounts receivable) are denominated in U.S. dollars, and most financial liabilities are either denominated in U.S. dollars or are covered by exchange rate swaps. As a result, exposure to exchange rate fluctuations has decreased significantly.

The consolidated financial statements as of September 30, 2023 include a detailed analysis of the risks associated with the business of Arauco (see Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		09-30-2023	12-31-2022
	Note	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	5-23	656,544	667,207
Other current financial assets	23	42,405	15,350
Other current non-financial assets	25	252,059	206,059
Trade and other current receivables	23	879,848	873,295
Accounts receivable from related companies	13-23	7,532	7,563
Current inventories	4	1,466,893	1,470,011
Current biological assets	20	420,244	330,435
Current tax assets	6	102,192	203,722
Total current assets other than assets or disposal groups classified as held for sale		3,827,717	3,773,642
Non-current assets or disposal groups classified as held for sale	22	177	1,279
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners		177	1,279
Total current assets		3,827,894	3,774,921
Non-current assets
Other non-current financial assets	23	20,192	63,321
Other non-current non-financial assets	25	107,107	92,514
Non-current receivables	23	98,546	32,674
Investments accounted for using equity method	15-16	396,849	365,671
Intangible assets other than goodwill	19	65,932	73,439
Goodwill	17	55,366	54,800
Property, plant and equipment	7	9,607,595	9,542,335
Right of use assets	8	531,662	306,487
Non-current biological assets	20	2,795,531	2,864,935
Deferred tax assets	6	11,676	9,011
Total non-current assets		13,690,456	13,405,187
Total assets		17,518,350	17,180,108

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		09-30-2023	12-31-2022
	Note	ThU.S.$	ThU.S.$
Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	23	1,323,120	375,451
Current lease liabilities	8-23	46,084	36,784
Trade and other current payables	23	663,863	812,838
Accounts payable to related companies	13-23	12,443	14,280
Other short-term provisions	18	5,655	9,513
Current tax liabilities	6	22,221	26,869
Current provisions for employee benefits	10	7,622	7,571
Other current non-financial liabilities	25	53,379	242,978
Total current liabilities other than liabilities included in disposal groups classified as held for sale		2,134,387	1,526,284
Total current liabilities		2,134,387	1,526,284
Non-current liabilities
Other non-current financial liabilities	23	5,279,894	5,155,371
Non-current lease liabilities	8-23	443,744	227,440
Non-current payables		19,960	20,116
Non-current accounts payable to related companies	23	6,731	6,731
Other long-term provisions	18	29,701	40,706
Deferred tax liabilities	6	1,538,057	1,785,915
Non-current provisions for employee benefits	10	85,743	87,689
Other non-current non-financial liabilities	25	64,984	69,872
Total non-current liabilities		7,468,814	7,393,840
Total liabilities		9,603,201	8,920,124
Equity
Issued capital	3	803,618	803,618
Retained earnings		8,121,197	8,500,901
Other reserves		(1,015,372)	(1,049,724)
Equity attributable to parent company		7,909,443	8,254,795
Non-controlling interests		5,706	5,189
Total equity		1,915,149	8,259,984
Total equity and liabilities		17,518,350	17,180,108

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January – September		July – September
		2023	2022	2023	2022
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Statements of profit or loss
Revenue	9	4,443,290	5,508,052	1,594,901	1,879,355
Cost of sales	3	(3,522,826)	(3,222,609)	(1,293,167)	(1,123,644)
Gross profit (loss)		920,464	2,285,443	301,734	755,711
Other income	3	311,688	244,615	76,912	72,799
Distribution costs	3	(517,580)	(729,807)	(184,460)	(240,226)
Administrative expenses	3	(470,387)	(445,895)	(159,294)	(146,745)
Other expense by function	3	(393,683)	(165,467)	(146,086)	(78,756)
Profit (loss) from operating activities		(149,498)	1,188,889	(111,194)	362,783
Finance income	3	84,074	49,807	33,115	21,013
Finance costs	3	(272,666)	(135,901)	(100,097)	(42,691)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	14,787	41,515	(3,191)	(2,656)
Gains (losses) on exchange differences on translation		(87,307)	(40,313)	(43,707)	(18,904)
Profit (loss) before income tax		(410,610)	1,103,997	(225,074)	319,545
Income tax (expense) benefit	6	136,192	(222,213)	52,073	(70,671)
Net profit (loss)		(274,418)	881,784	(173,001)	248,874

Net profit attributable to
Net profit (loss) attributable to parent company		(274,341)	881,783	(173,026)	248,906
Net profit (loss) attributable to non-controlling interests		(77)	1	25	(32)
Net profit (loss)		(274,418)	881,784	(173,001)	248,874

Basic and diluted earnings (loss) per share (in U.S.$ per share)
Basic and diluted earnings (loss) per share from continuing operations		(2.2771735)	7.3192592	(1.4362061)	2.0660497

Basic and diluted earnings (loss) per share		(2.2771735)	7.3192592	(1.4362061)	2.0660497

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January - September		July - September
	Note	2023 ThU.S.$	2022 ThU.S.$	2023 ThU.S.$	2022 ThU.S.$
Net profit (loss)		(274,418)	881,784	(173,001)	248,874
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Remeasurements of defined benefit plans
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(2,900)	(10,150)	1,371	(5,728)
Other comprehensive income that will not be reclassified to profit or loss before tax		(2,900)	(10,150)	1,371	(5,728)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	60,477	(6,466)	(42,420)	(44,647)
Other comprehensive income before tax exchange differences on translation		60,477	(6,466)	(42,420)	(44,647)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	(53,404)	129,441	(23,706)	(27,366)
Reclassification adjustments on cash flow hedges before tax	23	209	(5,080)	—	—
Other comprehensive income before tax cash flow hedges		(53,195)	124,361	(23,706)	(27,366)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(21)	1,647	634	(705)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(21)	1,647	634	(705)
Other Comprehensive income that will be reclassified to profit or loss before tax		7,261	119,542	(65,492)	(72,718)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income		783	2,741	(370)	1,547
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		783	2,741	(370)	1,547
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	17,376	(32,683)	9,584	8,565
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(148)	(347)	(126)	148
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		17,228	(33,030)	9,458	8,713
Other comprehensive income (loss)		22,372	79,103	(55,033)	(68,186)
Total comprehensive income (loss)		(252,046)	960,887	(228,034)	180,688
Comprehensive income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		(251,970)	961,215	(228,060)	181,028
Comprehensive income (loss), attributable to non-controlling interests		(76)	(328)	26	(340)
Total comprehensive income (loss)		(252,046)	960,887	(228,034)	180,688

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

09-30-2023	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$

Opening balance at 01-01-2023	803,618	(1,097,329)	(10,112)	(35,374)	93,091	(1,049,724)	8,500,901	8,254,795	5,189	8,259,984
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	(274,341)	(274,342)	(77)	(274,418)
Other comprehensive income, net of tax	—	60,476	(35,819)	(2,117)	(169)	22,371	—	22,371	1	22,372
Comprehensive income	—	60,476	(35,819)	(2,117)	(169)	22,371	(274,341)	(251,970)	(76)	(252,046)
Equity issue	—	—	—	—	—	—	—	—	62	62
Dividends	—	—	—	—	—	—	(92,719)	(92,719)	(126)	(92,845)
Increase (decrease) through transfers and other changes equity	—	—	—	—	11,981	11,981	(12,644)	(663)	657	(6)
Changes in equity	—	60,476	(35,819)	(2,117)	11,812	34,352	(379,704)	(345,352)	517	(344,835)
Closing balance at 09-30-2023	803,618	(1,036,853)	(45,931)	(37,491)	104,903	(1,015,372)	8,121,197	7,909,443	5,706	7,915,149

09-30-2022	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$

Opening balance at 01-01-2022	803,618	(1,155,195)	(136,859)	(20,766)	71,750	(1,241,070)	8,248,185	7,810,733	7,771	7,818,504
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	881,783	881,783	1	881,784
Other comprehensive income, net of tax	—	(6,137)	91,678	(7,409)	1,300	79,432	—	79,432	(329)	79,103
Comprehensive income	—	(6,137)	91,678	(7,409)	1,300	79,432	881,783	961,215	(328)	960,887
Dividends	—	—	—	—	—	—	(435,064)	(435,064)	(434)	(435,498)
Increase (decrease) through transfers and other changes equity	—	—	—	—	10,199	10,199	(10,199)	—	—	—
Changes in equity	—	(6,137)	91,678	(7,409)	11,499	89,631	436,520	526,151	(762)	525,389
Closing balance at 09-30-2022	803,618	(1,161,332)	(45,181)	(28,175)	83,249	(1,151,439)	8,684,705	8,336,884	7,009	8,343,893

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	January - September
	2023	2022
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	4,605,791	5,942,983
Receipts from rents and subsequent sales of such assets	10,895	2,745
Other cash receipts from operating activities	483,997	391,953
Classes of cash payments
Payments to suppliers for goods and services	(3,853,774)	(4,060,052)
Payments to and on behalf of employees	(555,904)	(492,155)
Payments to manufacture or acquire assets held for rental to others and subsequently held for sale	(8,692)	(12,609)
Other cash payments from operating activities	(126,024)	(141,388)
Interest paid	(203,428)	(168,122)
Interest received	94,729	40,443
Income taxes (paid) refunded	(27,365)	(127,630)
Other inflows (outflows) of cash, net	680	3,562
Net cash flow from (used in) operating activities	420,905	1,379,730

Cash flows from (used in) investing activities
Cash flow used in the purchase of non-controlling interests	—	(14)
Other cash receipts from sales of interests in joint ventures	(5,073)	—
Other cash payments to acquire interests in joint ventures	(11,155)	(118)
Loans to related entities	—	(3,304)
Proceeds from sales of property, plant and equipment	5,833	28,669
Purchase of property, plant and equipment	(682,403)	(993,635)
Proceeds from sales of intangible assets	122	311
Purchase of intangible assets	(4,327)	(3,724)
Proceeds from other long-term assets	4,156	48,466
Purchase of other long-term assets	(321,128)	(210,078)
Dividends received	1,043	32,964
Other inflows (outflows) of cash, net	(23,798)	102
Cash flows from (used in) investing activities	(1,036,730)	(1,100,361)

Cash flows from (used in) financing activities
Total proceeds from borrowings	1,731,702	214,727
Proceeds from long-term borrowings	885,649	48,577
Proceeds from short-term borrowings	846,053	166,150
Repayments of borrowings	(719,106)	(299,439)
Payments of lease liabilities	(58,728)	(48,529)
Dividends paid	(282690)	(192,334)
Other inflows (outflows) of cash, net	(6,249)	(379)
Cash flows from (used in) financing activities	664,929	(325,954)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	49,104	(46,585)
Effect of exchange rate changes on cash and cash equivalents	(59,767)	(34,942)

Net increase (decrease) of cash and cash equivalents	(10,663)	(81,527)
Cash and cash equivalents, at the beginning of the period	667,207	1,011,100
Cash and cash equivalents, at the end of the period	656,544	929,573

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93.458.000-1, is a closely held corporation, which was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood products.

As of September 30, 2023, Arauco is controlled by Empresas Copec S.A., tax identification number 90.690.000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96.556.310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5.625.652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5.765.170-9.

Arauco’s interim consolidated financial statements were prepared on a going concern basis.

Presentation of interim consolidated financial statements

The interim consolidated financial statements presented by Arauco are comprised by the following:

•	Interim consolidated statements of financial position as of September 30, 2023, and December 31, 2022.

•	Interim consolidated statements of profit or loss for the periods ended September 30, 2023, and September 30, 2022.

•	Interim consolidated statements of comprehensive income for the periods ended September 30, 2023, and September 30, 2022.

•	Interim consolidated statements of changes in equity for the periods ended September 30, 2023, and September 30, 2022.

•	Interim consolidated statements of cash flows for the periods ended September 30, 2023, and September 30, 2022.

•	Explanatory disclosures (notes).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Period Covered by the interim consolidated financial statements

As of September 30, 2023 and December 31, 2022 and for the nine-months periods ended September 30, 2023 and 2022.

Date of Approval of the interim consolidated financial statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 699 on November 7, 2023.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

ICMS – Tax movement of inventories and services (Brazil)

ThCLP$ - Thousands of Chilean pesos

ThR$ - Thousands of Brazilian real

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. dollars, while their costs of sales are to a large extent related or indexed to the U.S. dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. dollars and costs are mainly related to plantation costs which are settled in U.S. dollars.

For the wood reportable segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. dollar.

The currency used to finance operations is mainly the U.S. dollar.

The presentation currency of the interim consolidated financial statements is the U.S. dollar. Figures on these interim consolidated financial statements are presented in thousands of U.S. dollar (ThU.S.$).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a) Basis for preparation of the interim consolidated financial statements

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

These interim consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b) Critical accounting estimates and judgments

The preparation of these interim consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the interim consolidated financial statements.

•	Biological assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

•	Litigation and contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

c) Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a)	power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns);

(b)	exposure or rights to variable returns from involvement with the investee; and

(c)	the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a)	the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b)	potential voting rights held by the investor, other vote holders or other parties;

c)	rights arising from other contractual arrangements; and

d)

any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the interim consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the interim consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the interim consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these interim consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian real, Mexican pesos, Canadian dollars, Chilean pesos and Argentine pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d) Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Wood products

Refer to Note 24 for detailed financial information by reportable segment.

e) Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within equity.

(iii) Foreign currency transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f) Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short-term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g) Financial instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of profit or loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interest (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interest”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interest and dividends, are registered as profits or losses for the period. These instruments are held for negotiation, and they are mainly acquired to be sold in the short-term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as other current and non-current financial assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of financial income or financial costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Borrowings and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution cost.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of borrowings, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes commercial accounts payable and other accounts payable, lease liabilities, as well as the borrowings included in other current and non-current financial liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

h) Derivative financial instruments

(i) Derivative financial instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting

The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

•	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

•	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i) Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j) Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

k) Business combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income taxes and IAS 19 respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l) Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line other gains (losses).

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m) Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i) Computer software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii) Water rights, easements and other rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii) Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n) Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these interim consolidated financial statements, are translated into U.S. dollars at the closing exchange rate.

o) Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p) Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

The cost of the asset for right of use comprises:

•

The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial borrowings;

•	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;

•	The initial direct costs incurred by the lessee; and

•

An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial borrowings.

After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the consolidated statement of financial position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the consolidated statement of financial position and further disclosed in Note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q) Biological assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short-term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r) Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

s) Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t) Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i) Revenue recognition from the sale of goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

(ii) Revenue recognition from rendering of services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u) Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

The current policy is that an amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

v) Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w) Impairment

Non-financial assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x) Employee benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

y) Employee vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

z) Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2023:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 1 and IAS 8

To IAS 1, Practice statement 2 and IAS 8, aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.

January 1, 2023
IAS 12

Deferred tax related to assets and liabilities arising from a single transaction, require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deduct able temporary differences.

January 1, 2023
IAS 1

Presentation of financial statements

Clarifies that liabilities are classified as current or non-current depending on the rights that exist at the end of the reporting period. The classification is not affected by the entity’s expectations or events after the reporting date (for example, the receipt of a waiver or a breach of agreement).

January 1, 2023
IAS 12

International tax reform - pillar two model rules

These amendments give companies temporary relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s (OECD) international tax reform. The amendments also introduce targeted disclosure requirements for affected companies. The deferred tax exemption and disclosure of the fact that the exception has been applied, is effective immediately. The other disclosure requirements are effective annual periods beginning on or after 1 January 2023.

January 1, 2023

The adoption of the standards, amendments and interpretations described in the table above do not have a significant impact on Arauco’s consolidated financial statements during its initial application period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 1	Non-current liabilities with covenants Clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.	January 1, 2024

IFRS 16

Leases on sale and leaseback

include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

January 1, 2024

IAS 7 and IFRS 7

Statements of cash flows and financial instruments

Require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk.

January 1, 2024

IAS 21

Lack of Exchangeability

An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose.

January 1, 2025

Arauco estimates that the adoption of the standards, amendments and interpretations described in the table above will not have a significant impact on Arauco’s consolidated financial statements during its initial application period.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of September 30, 2023, there had been no changes in the accounting policies with respect to the 2022 financial year.

Changes to accounting estimates

As of September 30, 2023, there had been no changes in the methodologies for calculating the accounting estimates with respect to the 2022 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a) Disclosure of information on issued capital

As of September 30, 2023, the shareholders composition according to the amount of shares owned was as follows:

Shareholders	Shares	%
Empresas Copec S.A.	120,474,249	99.99991616%
AntarChile S.A.	101	0.00008384%

	120,474,350	100.00000000%

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

At the date of these interim consolidated financial statements the share capital of Arauco was ThU.S.$ 803,618.

100% of Capital corresponds to ordinary shares.

	09-30-2023	12-31-2022
Description of shares by type of capital in ordinary shares	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	120,474,350	120,474,350
Nominal value of shares by type of capital in ordinary shares	U.S.$ 6.6704 per share	U.S.$ 6.6704 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 803,618	ThU.S.$ 803,618

	09-30-2023	12-31-2022
Number of shares issued and fully paid by type of capital in ordinary shares	120,474,350	120,474,350

b) Dividends paid

On May 10, 2023, a dividend of ThU.S.$ 279,622 was paid according to the extraordinary dividend policy distribution of 50% of the distributable net profit after discounting the payment made in December 2022, which is detailed in the following paragraph.

In December 2022 a provisional dividend of ThU.S.$ 183,971 was paid with a charge to the profits of the year 2022, which represented 20% of the distributable net profit as of September 30, 2022.

In May 2022 a dividend of ThU.S.$ 192,132 was paid with a charge to the profits of the year 2021. In November 2021 a provisional dividend of ThU.S.$ 271,000 was paid with a charge to the profits of the same year.

The amount of ThU.S.$ 92,719 presented in the interim consolidated statement of changes in equity for the year ended December 31,2022, contains the minimum dividend provision of an additional and extraordinary 10% to be paid for the profits of the parent company of 2022, approved in April 2023. As of September 30, 2023, there was no minimum dividend provision for the 2023 losses.

See Note 26 for details.

As of September 30, 2023, ThU.S.$ 282,690 are shown in the line of dividends paid of the statements of cash flows (ThU.S.$ 192,334 as of September 30, 2022), of which ThU.S.$ 279,622 (ThU.S.$ 192,132 as of September 30, 2022) correspond to the dividends’ payment from the parent company.

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2023
Amount of dividends	ThU.S.$ 279,622
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 2.321007

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	12-14-2022
Amount of dividends	ThU.S.$ 183,971
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 1.527060

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2022
Amount of dividends	ThU.S.$ 192,132
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 1.594799

c) Disclosure of information on reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve. The cash flow hedge reserve is used to recognize the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

Reserve of actuarial losses in defined benefit plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

d) Other items in the consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the nine-months periods ended September 30, 2023 and 2022 are as follows:

	January - September		July - September
	2023	2022	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Classes of Other Income
Total Other Income	311,688	244,615	76,912	72,799
Gain from changes in fair value of biological assets (Note 20)	167,174	193,969	58,487	63,405
Net income from insurance compensation	80,711	860	6,464	537
Revenue from export promotion	704	865	255	243
Lease income	8,340	2,627	1,751	576
Gain on sales of assets	10,258	34,218	5,123	4,660
Access easement	122	897	—	897
Recovery of tax credits	4,184	—	492	—
Compensations received	6,991	—	574	—
Reversal of impairment loss assets	6,562	1,750	—	—
Reimbursement provisions (legal and others)	11,727	879	701	638
Other operating income	14,915	8,550	3,065	1,843
Classes of Other Expenses by function
Total Other Expenses by function	(393,683)	(165,467)	(146,086)	(78,756)
Depreciation	(1,094)	—	(400)	—
Provision legal expenses	(9,700)	(7,080)	(2,997)	(3,052)
Impairmert provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(89,573)	(11,108)	(84,040)	(5,018)
Operating expenses related to staff restructuring or from plants stoppage or closed	(222,489)	(69,161)	(41,577)	(47,716)
Expenses related to projects	(6,040)	(15,985)	(2,462)	(5,852)
Loss of asset sales	(9,227)	(8,998)	(5,307)	(4,182)
Loss and repair of assets	(8,434)	(10,634)	(47)	(81)
Loss of forest due to fires	(22,337)	(14,518)	(2,312)	(1,822)
Other Taxes	(16,267)	(15,502)	(4,854)	(6,668)
Research and development expenses	(2,932)	(3,976)	(876)	(1,064)
Fines, readjustments and interest	(783)	(1,494)	(100)	(1,377)
Loss of tax credits	(841)	(325)	(106)	(158)
Other expenses	(3,966)	(6,686)	(1,008)	(1,766)
Classes of Finance Income
Total Finance Income	84,074	49,807	33,115	21,013
Finance income by mutual funds - term deposits	72,465	44,908	28,024	18,693
Finance income resulting from derivatives	8	39	8	—
Other finance income	11,601	4,860	5,083	2,320
Classes of Finance Costs
Total Finance Costs	(272,666)	(135,901)	(100,097)	(42,691)
Interest expense, Bank borrowings	(56,114)	(13,294)	(22,741)	(5,395)
Interest expense, Bonds	(159,538)	(77,153)	(53,704)	(24,662)
Interest expense resulting from derivatives	(18,894)	(14,675)	(10,114)	(5,217)
Interest expense for right-of-use	(13,492)	(6,884)	(6,822)	(1,858)
Other finance costs	(24,628)	(23,895)	(6,716)	(5,559)
Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	14,787	41,515	(3,191)	(2,656)
Investments in associates	3,384	6,794	1,437	2,017
Investments in joint ventures	11,403	34,721	(4,628)	(4,673)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January - September		July - September
	2023	2022	2023	2022
Cost of sales (*)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Timber	766,396	625,283	308,707	255,663
Forestry labor costs and other services	514,695	463,996	192,388	165,921
Depreciation and amortization	389,136	313,220	145,535	97,169
Depreciation for right of use	21,514	31,074	9,214	10,165
Maintenance costs	263,219	228,514	88,179	68,588
Chemical costs	495,359	550,447	171,743	183,892
Sawmill costs	92,592	94,137	34,890	30,500
Other raw materials	221,160	240,775	79,444	88,175
Other indirect costs	172,906	132,350	57,493	39,963
Energy and fuel	207,021	191,795	73,622	68,304
Cost of electricity	51,334	33,445	17,548	12,347
Staff expenses	327,494	317,573	114,404	102,957
Total	3,522,826	3,222,609	1,293,167	1,123,644

(*)

Total amount is comprised of the cost of inventory sales for ThU.S.$ 3,430,961 as of September 30, 2023 (ThU.S.$ 3,153,995 as of September 30, 2022) and the cost of rendering services for ThU.S.$ 91,865 as of September 30, 2023 (ThU.S.$ 68,614 as of September 30, 2022).

	January - September		July - September
	2023	2022	2023	2022
Distribution costs	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Selling costs	30,492	30,603	10,624	9,926
Commissions	11,009	9,965	4,531	2,963
Insurance	5,737	4,632	1,539	1,272
Provision for doubtful accounts	515	(37)	8	(15)
Other selling costs	13,231	16,043	4,546	5,706
Shipping and freight costs	487,088	699,204	173,836	230,300
Port services	47,475	52,587	16,445	16,681
Freights	393,446	594,768	141,933	193,410
Depreciation for right of use	831	1,976	280	1,093
Other shipping and freight costs (internment, warehousing, stowage, customs and other costs)	45,336	49,873	15,178	19,116
Total	517,580	729,807	184,460	240,226

	January - September		July - September
	2023	2022	2023	2022
Administrative expenses	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Wages and salaries	189,020	189,711	63,406	64,656
Marketing, advertising, promotion and publications expenses	10,760	12,480	4,325	3,974
Insurances	39,693	19,044	17,319	6,297
Depreciation and amortization	32,073	24,962	11,222	8,117
Depreciation for right of use	5,531	5,129	1,884	1,856
Computer services	29,388	29,475	8,783	7,710
Lease of offices, other property and vehicles	5,902	4,037	2,225	1,536
Donations, contributions, scholarships	7,049	6,597	2,244	2,514
Fees (legal and technical advisors)	27,037	22,756	8,820	8,457
Property taxes, city permits and rights	26,144	21,608	7,902	6,923
Cleaning services, security services and transportation	21,719	21,780	7,009	7,141
Third-party variable services (maneuvers, logistics)	28,842	36,643	8,558	11,333
Basic services (electricity, telephone, water)	5,785	4,724	1,679	1,388
Maintenance and repair	5,143	5,680	1,552	1,941
Seminars, courses, training materials	2,091	2,534	550	227
Travels, clothing and safety equipment, environmental expenses, audits and others	34,210	38,735	11,816	12,675
Total	470,387	445,895	159,294	146,745

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. INVENTORIES

	09-30-2023	12-31-2022
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	168,496	199,174
Production supplies	205,741	209,396
Work in progress	92,865	70,625
Finished goods	741,127	769,558
Spare parts	258,664	221,258
Total inventories	1,466,893	1,470,011

Inventories recognized as cost of sales as of September 30, 2023 were ThU.S.$ 3,430,961 (ThU.S.$ 3,153,995 as of September 30, 2022).

In order to have inventories recorded at net realizable value, inventories are subject of evaluations and obsolescence provision recognition as of September 30, 2023, a net decrease of inventories was recognized associated with a higher provision of ThU.S.$ 51,906 (ThU.S.$ 18,321 as of September 30, 2022). As of September 30, 2023, the amount of provision is ThU.S.$ 129,276 (ThU.S.$ 77,370 as of December 31, 2022).

As of September 30, 2023, there were inventory write-offs of ThU.S.$ 1,561 (ThU.S.$ 1,085 as of September 30, 2022) which are presented in the interim consolidated statements of profit or loss within Cost of sales.

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, no inventories were pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean pesos or in foreign currencies such as U.S. dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	09-30-2023	12-31-2022
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	94	64
Balances with Banks	253,776	298,513
Short-term deposits	225,654	258,566
Mutual funds	177,020	110,064
Total	656,544	667,207

The risk classification of the Company’s mutual funds as of September 30, 2023 and December 31, 2022 is shown below.

	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$
AAAfm	86,140	24,933
No classification	90,880	85,131
Total Mutual Funds	177,020	110,064

Changes in financial liabilities

		09-30-2023
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	940,677	76,686	4,513,459	5,530,822
	(+) Borrowings obtained	1,199,708	—	531,994	1,731,702
	(-) Borrowings paid	(694,720)	209	(24,595)	(719,106)
Cash flows	(-) Commissions paid	(473)	—	(5,776)	(6,249)
	(-) Interest paid	(41,726)	(15,196)	(132,958)	(189,880)
	(+) Accrued interest	55,616	15,239	152,970	223,825
	(+/-) Inflation adjustment	(5,204)	—	(60,895)	(66,099)
	(+/-) Changes in fair value	—	88,540	—	88,540
	(+/-) Other movements	7,846	—	1,613	9,459
	Closing balance	1,461,724	165,478	4,975,812	6,603,014

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

		12-31-2022
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	991,956	296,316	4,426,033	5,714,305
	(+) Borrowings obtained	318,357	—	—	318,357
	(-) Borrowings paid	(347,459)	(9,578)	(40,940)	(397,977)
Cash flows	(-) Commissions paid	(1,656)	—	—	(1,656)
	(-) Interest paid	(18,450)	(37,141)	(193,737)	(249,328)
	(+) Accrued interest	22,679	37,039	194,200	253,918
	(+/-) Inflation adjustment	(29,757)	—	120,091	90,334
	(+/-) Changes in fair value	—	(209,936)	—	(209,936)
	(+/-) Other movements	5,007	(14)	7,812	12,805
	Closing balance	940,677	76,686	4,513,459	5,530,822

		Lease liabilities
		09-30-2023	12-31-2022
		ThU.S.$	ThU.S.$
	Opening balance January 1	264,224	163,304
Cash flows	(-) Borrowings paid	(58,728)	(65,000)
	(-) Interest paid	(13,548)	(9,724)
	(+) Accrued interest	13,731	9,753
	(+/-) Inflation adjustment	(1,058)	839
	(+) Increase due to new leases liabilities	(281,712)	167,370
	(+/-) Other movements	3,495	(2,318)
	Closing balance	489,828	264,224

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina, 30% in Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax rate).

Deferred tax assets

The following table sets forth the deferred tax assets as of the dates indicated:

	09-30-2023	12-31-2022
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to provisions	3,325	8,910
Deferred tax assets relating to accrued liabilities	8,245	8,986
Deferred tax assets relating to post-employment benefits	25,370	25,904
Deferred tax assets relating to property, plant and equipment	76,942	45,919
Deferred tax assets relating to impairment provision	11,120	13,517
Deferred tax assets relating to financial instruments	81,930	53,347
Deferred tax assets relating to tax loss carryforward	264,003	110,526
Deferred tax assets relating to inventories	29,458	20,942
Deferred tax assets relating to provisions for income	20,403	9,941
Deferred tax assets relating to allowance for doubtful accounts	2,284	2,472
Deferred tax assets relating to intangible revaluation	731	1,466
Deferred tax assets relating to other deductible temporary differences	37,437	25,777
Total deferred tax assets	561,248	327,707

Offsetting presentation	(549,572)	(318,696)

Net effect	11,676	9,011

Certain subsidiaries of Arauco mainly in Chile, Brazil and USA, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 1,071,092 (ThU.S.$ 443,250 as of December 31, 2022), which are mainly originated by operational and financial losses.

In addition, as of the closing date of these interim consolidated financial statements there are ThU.S.$ 216,790 (ThU.S.$ 125,391 as of December 31, 2022) of non-recoverable tax losses from subsidiaries in USA, Holland and from joint operations in Uruguay (50%). These companies in Uruguay have certain assets for which deferred tax assets have not been recognized, which total ThU.S.$ 40,015. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred tax liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	09-30-2023	12-31-2022
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,376,268	1,415,173
Deferred tax liabilities relating to financial instruments	46,183	33,749
Deferred tax liabilities relating to biological assets	504,707	527,988
Deferred tax liabilities relating to inventory	60,055	56,531
Deferred tax liabilities relating to prepaid expenses	37,906	37,760
Deferred tax liabilities relating to intangible	10,301	10,173
Deferred tax liabilities relating to other taxable temporary differences	52,209	23,237
Total deferred tax liabilities	2,087,629	2,104,611

Offsetting presentation	(549,572)	(318,696)

Net effect	1,538,057	1,785,915

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 17,376 as of September 30, 2023 (credit of ThU.S.$ 32,683 as of September 30, 2022), which is presented net in reserves for cash flow hedges in the interim consolidated statement of changes in equity.

Reconciliation of deferred tax assets and liabilities

Deferred tax assets	Opening balance 01-01-2023 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 09-30-2023 ThU.S.$
Deferred tax Assets relating to provisions	8,910	(5,765)	—	180	3,325
Deferred tax Assets relating to accrued liabilities	8,986	(750)	—	9	8,245
Deferred tax Assets relating to post-employment benefits	25,904	(1,301)	783	(16)	25,370
Deferred tax Assets relating to property, plant and equipment	45,919	31,132	—	(109)	76,942
Deferred tax Assets relating to impairment provision	13,517	(2,783)	—	386	11,120
Deferred tax Assets relating to financial instruments	53,347	12,659	15,679	245	81,930
Deferred tax Assets relating to tax loss carryforward	110,526	151,579	—	1,898	264,003
Deferred tax Assets relating to inventories	20,942	8,499	—	17	29,458
Deferred tax Assets relating to provisions for income	9,941	10,503	—	(41)	20,403
Deferred tax Assets relating to allowance for doubtful accounts	2,472	(190)	—	2	2,284
Deferred tax Assets relating to intangible revaluation	1,466	(798)	—	63	731
Deferred tax Assets relating to other deductible temporary differences	25,777	11,352	—	308	37,437
Total deferred tax assets	327,707	214,137	16,462	2,942	561,248

Deferred tax liabilities	Opening balance 01-01-2023 ThU.S.$	Deferred tax (income) expenses ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 09-30-2023 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,415,173	(41,665)	—	2,760	1,376,268
Deferred tax liabilities relating to financial instruments	33,749	14,131	(1,697)	—	46,183
Deferred tax liabilities relating to biological assets	527,988	(26,435)	—	3,154	504,707
Deferred tax liabilities relating to inventory	56,531	3,522	—	2	60,055
Deferred tax liabilities relating to prepaid expenses	37,760	125	—	21	37,906
Deferred tax liabilities relating to intangible	10,173	(163)	—	291	10,301
Deferred tax liabilities relating to other taxable temporary differences	23,237	28,643	—	329	52,209
Total deferred tax liabilities	2,104,611	(21,842)	(1,697)	6,557	2,087,629

Deferred tax assets	Opening balance 01-01-2022 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2022 ThU.S.$
Deferred tax Assets relating to provisions	5,730	3,051	—	129	8,910
Deferred tax Assets relating to accrued liabilities	8,257	716	—	13	8,986
Deferred tax Assets relating to post-employment benefits	19,738	745	5,403	18	25,904
Deferred tax Assets relating to property, plant and equipment	32,480	13,439	—	—	45,919
Deferred tax Assets relating to impairment provision	8,564	4,664	—	289	13,517
Deferred tax Assets relating to financial instruments	108,910	(8,024)	(47,883)	344	53,347
Deferred tax Assets relating to tax loss carryforward	24,972	84,068	—	1,624	110,664
Deferred tax Assets relating to inventories	18,793	2,120	—	29	20,942
Deferred tax Assets relating to provisions for income	19,323	(9,408)	—	26	9,941
Deferred tax Assets relating to allowance for doubtful accounts	4,625	(2,155)	—	2	2,472
Deferred tax Assets relating to intangible revaluation	2,301	(1,013)	—	178	1,466
Deferred tax Assets relating to tax credits	8,996	(8,996)	—	—	—
Deferred tax Assets relating to other deductible temporary differences	24,328	509	—	802	25,639
Total deferred tax assets	287,017	79,716	(42,480)	3,454	327,707

Deferred tax liabilities	Opening balance 01-01-2022 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2022 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,281,546	130,377	—	3,250	1,415,173
Deferred tax liabilities relating to financial instruments	25,334	5,712	2,704	(1)	33,749
Deferred tax liabilities relating to biological assets	605,166	(80,917)	—	3,739	527,988
Deferred tax liabilities relating to inventory	46,336	10,272	—	(77)	56,531
Deferred tax liabilities relating to prepaid expenses	38,088	(337)	—	9	37,760
Deferred tax liabilities relating to intangible	12,511	(2,648)	—	310	10,173
Deferred tax liabilities relating to other taxable temporary differences	18,204	4,520	—	513	23,237
Total deferred tax liabilities	2,027,185	66,979	2,704	7,743	2,104,611

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Temporary differences

The following tables summarize the deductible and taxable temporary differences:

	09-30-2023		12-31-2022
	Deductible	Taxable	Deductible	Taxable
Detail of classes of deferred tax temporary differences	difference ThU.S.$	difference ThU.S.$	difference ThU.S.$	difference ThU.S.$
Deferred tax assets	297,245	—	217,181	—
Deferred tax assets - tax loss carryforward	264,003	—	110,526	—
Deferred tax liabilities	—	2,087,629	—	2,104,611
Total	561,248	2,087,629	327,707	2,104,611

	January – September		July - September
	2023	2022	2023	2022
Detail of temporary difference income and loss amounts	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets	62,558	18,062	29,413	(1,400)
Deferred tax assets - tax loss carryforward	151,579	45,736	38,627	17,774
Deferred tax liabilities	21,842	(129,723)	29,109	(35,082)
Total	235,979	(65,925)	97,149	(18,708)

Income tax expense

Income tax expense consists of the following:

	January - September		July - September
	2023	2022	2023	2022
Income tax composition	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current income tax expense	(102,351)	(269,927)	(43,861)	(81,509)
Tax benefit arising from tax credit used to reduce current tax expense	9,151	82,218	257	28,240
Prior period current income tax adjustments	(10,602)	4,918	(63)	(49)
Other current benefit tax (expenses)	4,015	26,503	(1,409)	1,355
Current tax expense, net	(99,787)	(156,288)	(45,076)	(51,963)
Deferred tax expense relating to origination and reversal of temporary differences	84,400	(111,661)	51,141	(36,482)
Tax benefit arising from tax credits used to reduce deferred tax expense	151,579	45,736	46,008	17,774
Total deferred tax benefit (expense), net	235,979	(65,925)	97,149	(18,708)
Total income tax benefit (expense)	136,192	(222,213)	52,073	(70,671)

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies as of September 30, 2023 and 2022:

	January – September		July - September
	2023	2022	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(65,904)	(90,263)	(26,620)	(37,834)
Domestic current income tax expense	(33,883)	(66,025)	(18,456)	(14,129)
Total current income tax expense	(99,787)	(156,288)	(45,076)	(51,963)
Foreign deferred tax benefit (expense)	16,979	12,128	6,137	5,166
Domestic deferred tax benefit (expense)	219,000	(78,053)	91,012	(23,874)
Total deferred tax benefit (expense)	235,979	(65,925)	97,149	(18,708)
Total income tax benefit (expense)	136,192	(222,213)	52,073	(70,671)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January – September		July - September
	2023	2022	2023	2022
Reconciliation of income tax from statutory rate to effective tax rate	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%	27.0%	27.0%

Tax expense at statutory tax rate	110,865	(298,079)	60,770	(86,277)
Tax effect of foreign tax rates	675	(33)	1,071	3,540
Tax effect of income exempt from taxation	80,317	55,361	7,061	14,521
Tax effect of not deductible expenses	(43,614)	(13,476)	(7,398)	(7,313)
Tax rate effect of previously unrecognized tax loss	—	81	—	81
Tax effect of a new evaluation of deferred tax assets	(20,447)	7,508	(19,938)	(96)
Tax effect of tax provided in excess in prior periods	(10,602)	4,918	(63)	(49)
Other tax rate effects (*)	18,998	21,507	10,570	4,922
Total adjustments to tax expense at applicable tax rate	25,327	75,866	(8,697)	15,606
Tax benefit (expense) at effective tax rate	136,192	(222,213)	52,073	(70,671)

(*)	This line includes mainly the tax effect generated by exchange differences on translation of tax bases.

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

	09-30-2023	12-31-2022
Current tax assets	ThU.S.$	ThU.S.$
Monthly Provisional Payments (MPP)	14,778	21,974
Income tax receivable	82,583	181,705
Provision tax income	(18,915)	(25,341)
Other tax receivables	23,746	25,384
Total	102,192	203,722

Current tax liabilities	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$
Provision tax income (First category)	55,747	256,164
Monthly Provisional Payments (MPP)	(29,225)	(231,846)
Other tax payables	(4,301)	2,551
Total	22,221	26,869

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	09-30-2023	12-31-2022
	ThU.S.$	ThU.S.$
Property, plant and equipment, net
Construction work in progress	782,239	3,592,689
Land	918,448	893,237
Buildings	3,645,276	2,085,868
Plant and equipment	4,016,439	2,760,925
Information technology equipment	42,343	22,642
Fixtures and fittings	13,222	11,017
Motor vehicles	51,387	45,927
Other property, plant and equipment	138,241	130,030
Total net	9,607,595	9,542,335
Property, plant and equipment, gross
Construction work in progress	782,239	3,592,689
Land	918,448	893,237
Buildings	6,242,493	4,510,660
Plant and equipment	8,793,235	7,220,981
Information technology equipment	134,231	108,645
Fixtures and fittings	54,283	49,861
Motor vehicles	109,173	98,126
Other property, plant and equipment	155,442	147,277
Total gross	17,189,544	16,621,476
Accumulated depreciation and impairment
Buildings	(2,597,217)	(2,424,792)
Plant and equipment	(4,776,796)	(4,460,056)
Information technology equipment	(91,888)	(86,003)
Fixtures and fittings	(41,061)	(38,844)
Motor vehicles	(57,786)	(52,199)
Other property, plant and equipment	(17,201)	(17,247)
Total	(7,581,949)	(7,079,141)

Description of property, plant and equipment pledged as security for liabilities

As of September 30, 2023, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	09-30-2023	12-31-2022
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	299,548	363,504

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of September 30, 2023 and December 31, 2022:

	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of Property, Plant and Equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2023	3,592,689	893,237	2,085,868	2,760,925	22,642	11,017	45,927	130,030	9,542,335
Changes
Additions	558,554	20,403	5,384	12,143	471	203	4,143	7,816	609,117
Disposals	(18)	(95)	(705)	(5,795)	(835)	—	(107)	—	(7,555)
Withdrawals	(79)	(142)	(1,240)	(8,994)	(9)	(14)	(17)	—	(10,495)
Depreciation	—	—	(158,422)	(298,979)	(6,665)	(2,552)	(6,429)	(1,052)	(474,099)
Impairment loss recognized in profit or loss	—	—	(19,585)	(32,112)	(125)	(11)	(4)	—	(51,837)
Increase (decrease) through net exchange differences	163	4,832	8,982	27,741	100	21	576	633	43,048
Reclassification of assets held for sale	—	137	—	(1,240)	—	—	—	—	(1,103)
Increase (decrease) through transfers from construction in progress	(3,369,070)	76	1,724,994	1,589,872	26,764	4,558	21,992	814	—
Reclassification from lease to property, plant and equipment	—	—	—	455	—	—	—	—	455
Increase (decrease) through transfers from leasing assets	—	—	—	(27,577)	—	—	(14,694)	—	(42,271)
Total changes	(2,810,450)	25,211	1,559,408	1,255,514	19,701	2,205	5,460	8,211	65,260
Closing balance 09-30-2023	782,239	918,448	3,645,276	4,016,439	42,343	13,222	51,387	138,241	9,607,595

	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of Property, Plant and Equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2022	2,822,874	888,465	2,165,318	2,915,611	23,516	13,563	13,678	112,641	8,955,666
Changes
Additions	1,076,619	2,003	13,230	26,102	815	808	462	18,115	1,138,154
Disposals	(18)	(9,747)	(1,571)	(2,788)	(221)	(273)	(62)	(17)	(14,697)
Withdrawals	(2,573)	(391)	(569)	(5,319)	(286)	(15)	(80)	(351)	(9,584)
Depreciation	—	—	(132,521)	(305,572)	(6,326)	(3,071)	(4,477)	(1,144)	(453,111)
Impairment loss recognized in profit or loss	—	—	(25,611)	(118,026)	4	(521)	—	—	(144,154)
Increase (decrease) through net exchange differences	53	11,769	10,308	36,234	143	82	503	646	59,738
Reclassification of assets held for sale	—	347	68	(437)	—	—	—	—	(22)
Increase (decrease) through transfers from construction in progress	(304,266)	791	57,216	210,682	4,997	444	29,996	140	—
Reclassification from lease to property, plant and equipment	—	—	—	4,438	—	—	5,907	—	10,345
Total changes	769,815	4,772	(79,450)	(154,686)	(874)	(2,546)	32,249	17,389	586,669
Closing balance 12-31-2022	3,592,689	893,237	2,085,868	2,760,925	22,642	11,017	45,927	130,030	9,542,335

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ended September 30, 2023 and 2022 was as follows:

	January - September		July - September
	2023	2022	2023	2022
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	388,933	313,220	145,332	97,169
Administrative expenses	21,741	13,808	7,811	4,513
Other expenses	44,790	14,097	5,542	10,205
Total	455,464	341,125	158,685	111,887

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months and for leases in which the underlying asset is of low value ThU.S.$ 5.

Lease liabilities and their maturity are presented in Notes 11 and 23.

Right of use assets

	09-30-2023	12-31-2022
	ThU.S.$	ThU.S.$
Property, plant and equipment by right of use, net
Land	393,100	195,290
Buildings	15,686	16,731
Plant and equipment	62,348	66,709
Information technology equipment	254	157
Motor vehicles	56,545	24,437
Other property, plant and equipment	3,729	3,163
Total net	531,662	306,487
Property, plant and equipment by right of use, gross
Land	445,464	230,231
Buildings	33,905	32,610
Plant and equipment	85,252	86,870
Information technology equipment	620	630
Motor vehicles	226,338	175,261
Other property, plant and equipment	4,559	3,723
Total gross	796,138	529,325
Accumulated depreciation and impairment by right of use
Land	(52,364)	(34,941)
Buildings	(18,219)	(15,879)
Plant and equipment	(22,904)	(20,161)
Information technology equipment	(366)	(473)
Motor vehicles	(169,793)	(150,824)
Other property, plant and equipment	(830)	(560)
Total	(264,476)	(222,838)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment by right of use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of September 30, 2023 and December 31, 2022:

	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of property, plant and equipment by right of use	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2023	195,290	16,731	66,709	157	24,437	3,163	306,487
Changes
Additions	224,639	3,259	32	186	52,316	1,282	281,714
Withdrawals	(14,191)	(21)	(242)	—	(741)	—	(15,195)
Depreciation	(16,886)	(4,237)	(4,170)	(93)	(20,110)	(340)	(45,836)
Increase (decrease) through net exchange differences	4,248	5	19	4	108	—	4,384
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	(455)	(455)
Increase (decrease) through others	—	(51)	—	—	535	79	563
Total changes	197,810	(1,045)	(4,361)	97	32,108	566	225,175
Closing balance 09-30-2023	393,100	15,686	62,348	254	56,545	3,729	531,662

	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of property, plant and equipment by right of use	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2022	72,384	20,682	17,198	224	218	55,093	14,307	180,106
Changes
Additions	135,407	2,531	56,720	148	—	7,827	305	202,938
Withdrawals	—	(1,101)	(15)	—	(203)	(4)	—	(1,323)
Depreciation	(12,660)	(5,400)	(7,174)	(229)	(15)	(38,596)	(1,334)	(65,408)
Increase (decrease) through net exchange differences	159	22	8	14	—	117	—	320
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(10,346)	(10,346)
Increase (decrease) through others	—	(3)	(28)	—	—	—	231	200
Total changes	122,906	(3,951)	49,511	(67)	(218)	(30,656)	(11,144)	126,381
Closing balance 12-31-2022	195,290	16,731	66,709	157	—	24,437	3,163	306,487

The depreciation expense for the period ending September 30, 2023 and 2022 recognized in property, plant and equipment by right of use is as follows:

	January - September		July - September
	2023	2022	2023	2022
Depreciation for the period	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	21,514	31,074	9,214	10,165
Distribution costs	831	1,976	280	1,093
Administrative expenses	5,531	5,129	1,884	1,856
Total	27,876	38,179	11,378	13,114

Additionally, Arauco has recognized directly in the interim consolidated statement of profit or loss, the following leases excluded from right of use assets:

	January - September		July - September
	2023	2022	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	162,179	137,288	52,224	44,852
Expenses from low value leases	2,756	3,464	1,202	677
Expenses from short-term leases	26,431	25,849	1,171	(2,596)
Total	191,366	166,601	54,597	42,933

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of financial lease minimum payments:

	09-30-2023
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	14,041	—	14,041
Between one and six years	62,459	4,168	58,291
More than six years	—	—	—
Total	76,500	4,168	72,332

	12-31-2022
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	5,067	—	5,067
Between one and six years	25,750	1,882	23,868
More than six years	—	—	—
Total	30,817	1,882	28,935

Financial lease receivables are presented in the interim consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than six years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - September		July - September
	2023	2022	2023	2022
Classes of revenue	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenue from sales of goods	4,341,552	5,428,664	1,552,192	1,855,706
Revenue from rendering of services	101,738	79,388	42,709	23,649
Total	4,443,290	5,508,052	1,594,901	1,879,355

The reportable segments revenues by business area and by geographical area are presented in Note 24.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of benefits and expenses by employee

	January - September		July - September
	2023	2022	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	561,671	526,918	177,429	177,324
Wages and salaries	539,403	514,583	168,004	172,536
Severance indemnities	22,268	12,335	9,425	4,788

	09-30-2023	12-31-2022
Discount rate	3.02%	3.02%
Inflation	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2014	RV-2014

Sensitivities to assumptions	ThU.S.$
Discount rate
Increase in 100 bps	(7,353)
Decrease in 100 bps	8,430
Wage growth rates
Increase in 100 bps	7,254
Decrease in 100 bps	(6,408)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of September 30, 2023 and December 31, 2022:

	09-30-2023	12-31-2022
	ThU.S.$	ThU.S.$
Current	7,622	7,571
Non-current	85,743	87,689
Total	93,365	95,260

Reconciliation of the present value of severance indemnities obligations	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$
Opening balance	95,260	72,560
Current service cost	5,110	6,832
Interest cost	3,480	3,673
(Gains) losses from changes in actuarial assumptions	—	727
Actuarial gains and losses arising from experience	2,900	19,285
Benefits paid	(9,666)	(7,561)
Increase (decrease) for foreign currency exchange rates changes	(3,719)	(256)
Closing balance	93,365	95,260

The average staffing as of September 30, 2023 was 19,221 people.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
September 30, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	309,380	9,563	78,920	105,348	19,421	5,277	128,635	—	656,544
Other current financial assets	42,405	—	—	—	—	—	—	—	42,405
Other current non-financial assets	86,643	620	24,230	5,361	6,750	8,502	119,953	—	252,059
Trade and other current receivables	532,761	25,517	74,476	34,980	36,657	1,290	160,267	13,900	879,848
Accounts receivable due from related companies	—	—	—	3,903	—	—	3,629	—	7,532
Current Inventories	1,301,379	—	109,447	—	54,000	—	2,067	—	1,466,893
Current biological assets	299,488	—	120,756	—	—	—	—	—	420,244
Current tax assets	85,845	—	6,037	—	8,472	1,437	401	—	102,192
Non-current assets or disposal groups classified as held for sale	2,657,901	35,700	413,866	149,592	125,300	16,506	414,952	13,900	3,827,717
Non-current assets or disposal groups classified as held for sale	107	—	16	—	54	—	—	—	177

Total current assets	2,658,008	35,700	413,882	149,592	125,354	16,506	414,952	13,900	3,827,894

Non-current assets
Other non-current financial assets	20,192	—	—	—	—	—	—	—	20,192
Other non-current non-financial assets	2,807	—	29,762	17	757	—	73,764	—	107,107
Trade and other non-current receivables	37,640	—	—	—	—	—	2,923	57,983	98,546
Investments accounted for using equity method	100,600	212,632	45,197	—	—	—	38,420	—	396,849
Intangible assets other than goodwill	63,999	—	1,699	—	234	—	—	—	65,932
Goodwill	41,412	—	13,954	—	—	—	—	—	55,366
Property, plant and equipment	8,993,844	—	458,538	—	153,937	—	1,276	—	9,607,595
Right of use assets	190,016	—	340,558	—	1,088	—	—	—	531,662
Non-current biological assets	2,448,684	—	346,847	—	—	—	—	—	2,795,531
Deferred tax assets	7,406	—	3,821	—	449	—	—	—	11,676

Total non-current assets	11,906,600	212,632	1,240,376	17	156,465	—	116,383	57,983	13,690,456

Total assets	14,564,608	248,332	1,654,258	149,609	281,819	16,506	531,335	71,883	17,518,350

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
September 30, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	1,175,548	70,421	11,325	60	—	—	—	65,766	1,323,120
Current lease liabilities	12,401	94	17,705	—	2,159	43	10,828	2,854	46,084
Trade and other current payables	161,610	24,726	86,118	51,280	16,156	12,716	271,161	40,096	663,863
Accounts payable to related companies	657	—	—	—	—	—	11,786	—	12,443
Other short-term provisions	4,044	—	264	—	—	—	51	1,296	5,655
Current tax liabilities	3,789	3,791	4,462	8,809	—	—	1,370	—	22,221
Current provisions for employee benefits	260	—	—	—	—	—	7,362	—	7,622
Other current non-financial liabilities	5,236	59	27,012	4,573	9,452	—	7,047	—	53,379

Total liabilities, current	1,363,545	99,091	146,886	64,722	27,767	12,759	309,605	110,012	2,134,387

Non-current liabilities
Other non-current financial liabilities	3,231,501	359,751	185,222	—	—	—	—	1,503,420	5,279,894
Non-current lease liabilities	122,541	76	280,962	—	2,397	151	25,169	12,448	443,744
Other non-current payables	—	—	2,567	—	—	—	17,393	—	19,960
Non-current accounts payable to related companies	—	—	—	—	—	—	6,731	—	6,731
Other long-term provisions	—	—	3,456	26,245	—	—	—	—	29,701
Deferred tax liabilities	1,438,464	—	92,417	—	7,176	—	—	—	1,538,057
Non-current provisions for employee benefits	—	—	—	—	1,176	—	84,567	—	85,743
Other non-current non-financial liabilities	—	—	64,965	7	—	—	12	—	64,984

Total non-current liabilities	4,792,506	359,827	629,589	26,252	10,749	151	133,872	1,515,868	7,468,814

Total liabilities	6,156,051	458,918	776,475	90,974	38,516	12,910	443,477	1,625,880	9,603,201

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

	U.S. dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	395,254	4,884	103,829	97,859	28,564	26,793	10,024	—	667,207
Other current financial assets	15,350	—	—	—	—	—	—	—	15,350
Other current non-financial assets	18,727	115	17,745	5,333	2,979	7,406	153,754	—	206,059
Trade and other current receivables	614,204	36,425	50,646	33,287	33,089	1,972	97,616	6,056	873,295
Accounts receivable due from related companies	—	—	—	4,713	—	—	2,850	—	7,563
Current Inventories	1,298,649	—	130,707	—	39,353	—	1,302	—	1,470,011
Current biological assets	264,858	—	65,577	—	—	—	—	—	330,435
Current tax assets	174,287	—	8,333	10,296	9,495	1,137	174	—	203,722
Non-current assets or disposal groups classified as held for sale	2,781,329	41,424	376,837	151,488	113,480	37,308	265,720	6,056	3,773,642
Non-current assets or disposal groups classified as held for sale	1,215	—	15	—	49	—	—	—	1,279

Total current assets	2,782,544	41,424	376,852	151,488	113,529	37,308	265,720	6,056	3,774,921

Non-current assets
Other non-current financial assets	63,321	—	—	—	—	—	—	—	63,321
Other non-current non-financial assets	2,980	—	16,022	97	742	8	72,665	—	92,514
Trade and other non-current receivables	5,880	—	—	—	—	—	3,434	23,360	32,674
Investments accounted for using equity method	87,826	203,443	36,489	—	—	—	37,913	—	365,671
Intangible assets other than goodwill	71,141	—	1,940	—	358	—	—	—	73,439
Goodwill	41,408	—	13,392	—	—	—	—	—	54,800
Property, plant and equipment	9,024,490	—	389,522	—	127,120	—	1,203	—	9,542,335
Right of use assets	161,087	—	144,626	—	774	—	—	—	306,487
Non-current biological assets	2,549,796	—	315,139	—	—	—	—	—	2,864,935
Deferred tax assets	5,035	—	3,500	—	476	—	—	—	9,011

Total non-current assets	12,012,964	203,443	920,630	97	129,470	8	115,215	23,360	13,405,187

Total assets	14,795,508	244,867	1,297,482	151,585	242,999	37,316	380,935	29,416	17,180,108

	U.S. dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	252,091	69,139	2,810	17	—	—	—	51,394	375,451
Current lease liabilities	10,636	91	10,063	—	1,579	23	10,716	3,676	36,784
Trade and other current payables	234,226	23,277	82,988	54,078	16,791	10,476	351,646	39,356	812,838
Accounts payable to related companies	202	—	—	—	—	—	14,078	—	14,280
Other short-term provisions	7,934	—	264	—	—	—	—	1,315	9,513
Current tax liabilities	19,482	5,123	1,512	—	752	—	—	—	26,869
Current provisions for employee benefits	—	—	—	—	—	—	7,571	—	7,571
Other current non-financial liabilities	192,359	51	33,011	5,120	4,828	16	7,593	—	242,978

Total current liabilities	716,930	97,681	130,648	59,215	23,950	10,515	391,604	95,741	1,526,284

Non-current liabilities
Other non-current financial liabilities	3,637,416	386,186	67,080	—	—	—	—	1,064,689	5,155,371
Non-current lease liabilities	120,656	110	91,206	—	1,659	—	549	13,260	227,440
Other non-current payables	—	—	2,462	—	—	—	17,654	—	20,116
Non-current accounts payable to related companies	—	—	—	—	—	—	6,731	—	6,731
Other long-term provisions	1,677	—	12,512	26,517	—	—	—	—	40,706
Deferred tax liabilities	1,681,957	—	97,822	—	6,136	—	—	—	1,785,915
Non-current provisions for employee benefits	—	—	—	—	957	—	86,732	—	87,689
Other non-current non-financial liabilities	—	—	69,849	10	—	—	13	—	69,872

Total non-current liabilities	5,441,706	386,296	340,931	26,527	8,752	—	111,679	1,077,949	7,393,840

Total liabilities	6,158,636	483,977	471,579	85,742	32,702	10,515	503,283	1,173,690	8,920,124

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2023			12-31-2022
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total current liabilities	1,303,505	830,882	2,134,387	1,241,515	284,769	1,526,284
Other current financial liabilities	538,215	784,905	1,323,120	141,110	234,341	375,451
U.S. dollar	452,189	723,359	1,175,548	138,283	113,808	252,091
Euros	35,914	34,507	70,421	—	69,139	69,139
Brazilian real	6,332	4,993	11,325	2,810	—	2,810
Argentine pesos	60	—	60	17	—	17
U.F.	43,720	22,046	65,766	—	51,394	51,394
Bank borrowings	441,148	252,064	693,212	109,889	167,905	277,794
U.S. dollar	398,902	212,564	611,466	107,079	98,766	205,845
Euros	35,914	34,507	70,421	—	69,139	69,139
Brazilian real	6,332	4,993	11,325	2,810	—	2,810
Other borrowings	97,067	532,841	629,908	31,221	66,436	97,657
U.S. dollar	53,287	510,795	564,082	31,204	15,042	46,246
Argentine pesos	60	—	60	17	—	17
U.F.	43,720	22,046	65,766	—	51,394	51,394
Current lease liabilities	13,142	32,942	46,084	11,339	25,445	36,784
U.S. dollar	3,384	9,017	12,401	2,799	7,837	10,636
Euros	25	69	94	24	67	91
Brazilian real	4,945	12,760	17,705	2,240	7,823	10,063
Mexican pesos	507	1,652	2,159	457	1,122	1,579
Other currencies	11	32	43	2	21	23
Chilean pesos	3,612	7,216	10,828	4,264	6,452	10,716
U.F.	658	2,196	2,854	1,553	2,123	3,676
Trade and other current payables	656,889	6,974	663,863	795,533	17,305	812,838
U.S. dollar	161,610	—	161,610	233,932	294	234,226
Euros	24,491	235	24,726	23,271	6	23,277
Brazilian real	79,379	6,739	86,118	66,586	16,402	82,988
Argentine pesos	51,280	—	51,280	54,078	—	54,078
Mexican pesos	16,156	—	16,156	16,188	603	16,791
Other currencies	12,716	—	12,716	10,476	—	10,476
Chilean pesos	271,161	—	271,161	351,646	—	351,646
U.F.	40,096	—	40,096	39,356	—	39,356
Accounts payable to related companies	12,443	—	12,443	14,280	—	14,280
U.S. dollar	657	—	657	202	—	202
Chilean pesos	11,786	—	11,786	14,078	—	14,078
Other short-term provisions	5,655	—	5,655	8,198	1,315	9,513
U.S. dollar	4,044	—	4,044	7,934	—	7,934
Brazilian real	264	—	264	264	—	264
Chilean pesos	51	—	51	—	—	—
U.F.	1,296	—	1,296	—	1,315	1,315
Current tax liabilities	18,543	3,678	22,221	24,251	2,618	26,869
U.S. dollar	2,478	1,311	3,789	16,864	2,618	19,482
Euros	3,791	—	3,791	5,123	—	5,123
Brazilian real	2,994	1,468	4,462	1,512	—	1,512
Argentine pesos	8,809	—	8,809	—	—	—
Mexican pesos	—	—	—	752	—	752
Chilean pesos	471	899	1,370	—	—	—
Current provisions for employee benefits	7,622	—	7,622	6,706	865	7,571
U.S. dollar	260	—	260	—	—	—
Chilean pesos	7,362	—	7,362	6,706	865	7,571
Other current non-financial liabilities	50,996	2,383	53,379	240,098	2,880	242,978
U.S. dollar	5,236	—	5,236	192,359	—	192,359
Euros	59	—	59	51	—	51
Brazilian real	27,012	—	27,012	33,011	—	33,011
Argentine pesos	4,573	—	4,573	5,120	—	5,120
Mexican pesos	9,452	—	9,452	4,828	—	4,828
Other currencies	—	—	—	16	—	16
Chilean pesos	4,664	2,383	7,047	4,713	2,880	7,593

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2023				12-31-2022
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	1,939,157	1,085,739	4,443,918	7,468,814	2,392,390	1,104,841	3,896,609	7,393,840
Other non-current financial liabilities	738,235	946,392	3,595,267	5,279,894	1,028,450	947,217	3,179,704	5,155,371
U.S. dollar	373,243	493,997	2,364,261	3,231,501	782,284	492,898	2,362,234	3,637,416
Euros	128,618	131,646	99,487	359,751	126,793	129,736	129,657	386,186
Brazilian real	150,274	34,948	—	185,222	31,943	35,137	—	67,080
U.F.	86,100	285,801	1,131,519	1,503,420	87,430	289,446	687,813	1,064,689
Bank borrowings	502,431	166,594	99,487	768,512	368,353	164,873	129,657	662,883
U.S. dollar	223,539	—	—	223,539	209,617	—	—	209,617
Euros	128,618	131,646	99,487	359,751	126,793	129,736	129,657	386,186
Brazilian real	150,274	34,948	—	185,222	31,943	35,137	—	67,080
Other borrowings	235,804	779,798	3,495,780	4,511,382	660,097	782,344	3,050,047	4,492,488
U.S. dollar	149,704	493,997	2,364,261	3,007,962	572,667	492,898	2,362,234	3,427,799
U.F.	86,100	285,801	1,131,519	1,503,420	87,430	289,446	687,813	1,064,689
Non-current lease liabilities	88,211	60,624	294,909	443,744	45,904	38,906	142,630	227,440
U.S. dollar	23,950	20,160	78,431	122,541	21,562	17,653	81,441	120,656
Euros	67	9	—	76	109	1	—	110
Brazilian real	38,943	31,592	210,427	280,962	17,335	16,375	57,496	91,206
Mexican pesos	1,874	523	—	2,397	1,646	13	—	1,659
Other currencies	111	40	—	151	—	—	—	—
Chilean pesos	18,253	4,591	2,325	25,169	197	352	—	549
U.F.	5,013	3,709	3,726	12,448	5,055	4,512	3,693	13,260
Non-current payable	19,960	—	—	19,960	2,462	—	17,654	20,116
Brazilian real	2,567	—	—	2,567	2,462	—	—	2,462
Chilean pesos	17,393	—	—	17,393	—	—	17,654	17,654
Non- current accounts payable to related companies	3,283	—	3,448	6,731	3,283	—	3,448	6,731
Chilean pesos	3,283	—	3,448	6,731	3,283	—	3,448	6,731
Other long-term provisions	29,701	—	—	29,701	40,706	—	—	40,706
U.S. dollar	—	—	—	—	1,677	—	—	1,677
Brazilian real	3,456	—	—	3,456	12,512	—	—	12,512
Argentine pesos	26,245	—	—	26,245	26,517	—	—	26,517
Deferred tax liabilities	920,817	77,342	539,898	1,538,057	1,152,877	94,256	538,782	1,785,915
U.S. dollar	908,442	76,432	453,590	1,438,464	1,088,336	92,026	501,595	1,681,957
Brazilian real	5,199	910	86,308	92,417	58,405	2,230	37,187	97,822
Mexican pesos	7,176	—	—	7,176	6,136	—	—	6,136
Non-current provisions for employee benefits	85,717	—	26	85,743	77,746	9,943	—	87,689
Mexican pesos	1,150	—	26	1,176	957	—	—	957
Chilean pesos	84,567	—	—	84,567	76,789	9,943	—	86,732
Other non-current non-financial liabilities	53,233	1,381	10,370	64,984	40,962	14,519	14,391	69,872
Brazilian real	53,214	1,381	10,370	64,965	40,939	14,519	14,391	69,849
Argentine pesos	7	—	—	7	10	—	—	10
Chilean pesos	12	—	—	12	13	—	—	13

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco Celulose do Brasil	Brazil	Brazilian real
Arauco do Brasil S.A.	Brazil	Brazilian real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian real
Arauco Forest Brasil S.A.	Brazil	Brazilian real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian real
E2E S.A.	Chile	Chilean pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Lemu Earth SpA	Chile	Chilean pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
Tecverde Engenharia S.A.	Brazil	Brazilian real

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation:

	January - September		July - September
	2023	2022	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	22,475	38,607	10,694	3,131
Arauco Forest Brasil S.A.	16,057	2,032	4,463	(11,418)
Arauco Industria de Mexico, S.A de C.V.	18,018	2,092	4,854	(83)
Arauco Florestal Arapoti S.A.	2,978	1,503	1,051	(2,148)
E2E S.A.	2,733	—	3,283	—
Arauco Canada Limited.	1,561	(18,452)	877	(18,091)
Sonae Arauco S.A.	(2,732)	(28,451)	(5,768)	(12,715)
Others	(614)	(3,468)	(665)	(3,015)

Total reserve of exchange differences on translation	60,476	(6,137)	18,789	(44,339)

Effect of foreign exchange rates changes

	January - September		July - September
	2023	2022	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(22,035)	(2,813)	(13,797)	(4,969)
Reserve of exchange differences on translation (with non-controlling interests)	60,477	(6,466)	(42,420)	(44,647)

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

During 2023, Arauco only capitalized financial interest related to minor projects.

Until 2022, Arauco capitalized financial interest related to the modernization and expansion of Planta Arauco (MAPA) in Chile.

	January - September		July - September
	2023	2022	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.77%	4.34%	4.76%	4.34%
Amount of the interest cost capitalized, property, plant and equipment	190	86,796	51	29,236

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related party disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean pesos, U.S. dollars and Brazilian real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Copec S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there were neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of group’s main shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the intermediate controlling entity that produces interim consolidated financial statements for public use

Empresas Copec S.A.

Key management personnel compensation

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing strategy terms and conditions corresponding to transactions with related parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the relationship between the parent company and its subsidiaries

				% Ownership interest			% Ownership interest
			Functional	09-30-2023			12-31-2022
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.630.621-5	Agrícola Ranquillón SpA.	Chile	U.S. Dollar	—	98.64114	98.64114	—	98.58669	98.58669
77.630.618-5	Agrícola San Carlos SpA.	Chile	U.S. Dollar	—	99.94839	99.94839	—	99.94839	99.94839
77.630.623-1	Agrícola Santa Emilia SpA.	Chile	U.S. Dollar	—	99.94839	99.94839	—	99.94839	99.94839
77.630.625-8	Agrícola Santa Isabel SpA.	Chile	U.S. Dollar	—	99.94839	99.94839	—	99.94839	99.94839
77.630.626-6	Agrícola Siberia SpA.	Chile	U.S. Dollar	—	98.64114	98.64114	—	98.58669	98.58669
77.630.629-0	Agrícola Trupán SpA.	Chile	U.S. Dollar	—	98.64114	98.64114	—	98.58669	98.58669
—	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.97070	90.00940	99.98010	9.97070	90.00940	99.98010
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.99898	99.99898	—	99.99898	99.99898
96.547.510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.00000	1.99897	99.99897	98.00000	1.99897	99.99897
—	Arauco Canada Ltd.	Canada	Canadian Dollar	—	99.99911	99.99911	—	99.99911	99.99911
—	Arauco Celulose do Brasil S.A.	Brazil	Brazilian Real	—	99.99907	99.99907	—	99.99907	99.99907
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.47783	98.52042	99.99825	1.47783	98.52042	99.99825
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.06807	98.93105	99.99912	1.06807	98.93105	99.99912
—	Arauco Europe Cooperatief U.A.	Holland	U.S. Dollar	0.44979	99.54919	99.99898	0.52148	99.47751	99.99899
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	99.99899	99.99899	—	99.99900	99.99900
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	8.51901	91.48006	99.99907	8.68654	91.31253	99.99907
—	Arauco Participações Florestais Ltda.	Brazil	Brazilian Real	—	99.99907	99.99907	—	99.99907	99.99907
—	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	—	99.99910	99.99910	—	99.99910	99.99910
—	Arauco Industria de Paineis S.A.	Brazil	Brazilian Real	—	99.99912	99.99912	—	99.99912	99.99912
—	Arauco Middle East DMCC.	Dubai	U.S. Dollar	—	99.99898	99.99898	—	99.99898	99.99898
—	Arauco North America, Inc.	United States	U.S. Dollar	0.00010	99.99901	99.99911	0.00010	99.99901	99.99911
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.00126	99.99772	99.99898	0.00126	99.99772	99.99898
—	Arauco Pulp Limited.	United Kingdom	U.S. Dollar	—	99.99898	99.99898	—	99.99898	99.99898
—	Arauco Ventures Limited.	United Kingdom	U.S. Dollar	—	99.99898	99.99898	—	99.99898	99.99898
—	Arauco Wood (China) Company Limited.	China	U.S. Dollar	—	99.99898	99.99898	—	99.99898	99.99898
—	Arauco Wood Limited.	United Kingdom	U.S. Dollar	12.63126	87.36785	99.99911	12.63126	87.36785	99.99911
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.00050	99.99861	99.99911	0.00050	99.99861	99.99911
—	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.33333	99.66578	99.99911	0.33333	99.66578	99.99911
96.657.900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	56.83107	56.83107	—	56.82817	56.82817
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.99907	99.99907	—	99.99866	99.99866
76.869.577-0	E2E S.A. (1)	Chile	Chilean Pesos	1.00000	98.99861	99.99861	—	—	—
85.805.200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.94839	—	99.94839	99.94839	—	99.94839
93.838.000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.64114	98.64114	—	98.58669	98.58669
96.563.550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.01862	1.98036	99.99898	98.01862	1.98036	99.99898
79.990.550-7	Investigaciones Forestales Bioforest S.A.	Chile	U.S. Dollar	1.00000	98.94891	99.94891	1.00000	98.94891	99.94891
—	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.98010	99.98010	—	99.98010	99.98010
76.860.724-9	Lemu Earth SpA.	Chile	Chilean Pesos	—	87.07629	87.07629	—	86.61426	86.61426
—	Lemu Global Limited.	United Kingdom	U.S. Dollar	—	93.75643	93.75643	—	99.99898	99.99898
—	Lemu Inc. (2)	United States	U.S. Dollar	—	93.75643	93.75643	—	—	—
—	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	—	99.99898	99.99898	—	99.99898	99.99898
96.510.970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	—	99.99860	99.99860	—	99.99860	99.99860
—	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian Real	—	99.99907	99.99907	—	99.99901	99.99901
—	Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.99907	99.99907	—	99.99907	99.99907
76.375.371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	14.47369	85.52544	99.99913	—	99.99898	99.99898
96.637.330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.00000	54.99923	99.99923	45.00000	54.99923	99.99923
—	Tecverde Engenharia S.A. (1)	Brazil	Brazilian Real	—	95.61432	95.61432	—	—	—
—	Woodaffix, LLC.	United States	U.S. Dollar	—	99.99911	99.99911	—	99.99911	99.99911

(1)

Increased of participation in E2E S.A., changed it from joint venture to subsidiary. Additionally, through this subsidiary, in March 2023 Arauco increased its participation in Tecverde Engenharia S.A., thus being recognized as a subsidiary.

(2)	This company was created in February of 2023.

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage as specified in the contractual arrangement.

Company Name	Country	Functional currency
Eufores S.A.	Uruguay	U.S. dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. dollar
Forestal Cono Sur S.A.	Uruguay	U.S. dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. dollar
Ongar S.A.	Uruguay	U.S. dollar
Terminal Logística e Industrial M’Bopicuá S.A.	Uruguay	U.S. dollar

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of borrowings and/or advances, we state the following:

Long-term debt with related entities - mutual agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A., pursuant to which this subsidiary received an amount of U.S.$ 250,000,000, which accrues an interest at the LIBOR interest rate for 180 days plus a fixed spread of 5.20%, with payments every six months on June 1 and December 1 of each year. As of the date of these interim consolidated financial statements, we are finalizing the change of the base rate to Term SOFR 6M, replacing the current base in LIBOR.

Since 2020, the Central Bank of the Argentine Republic (BCRA) established certain foreign exchange controls, preventing Arauco Argentina S.A. from repaying the amount of ThU.S.$ 160,000 owed under the mutual agreement described above which matured on June 1, 2022.

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 as of the date of these interim consolidated financial statements.

Key management personnel compensation and redundancy benefits

	January - September		July - September
	2023	2022	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	58,144	63,713	19,112	20,836
Per diem compensation to members of the Board of Directors	2,014	1,756	657	567
Termination benefits	3,149	7,585	1,543	6,592
Total	63,307	73,054	21,312	27,995

Related party receivables, current

						09-30-2023	12-31-2022
Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common stockholder	Chile	Chilean pesos	30 days	1	1
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	30 days	2,315	2,626
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	—	—	21
CMPC Maderas SpA.	95.304.000-K	Common stockholder	Chile	Chilean pesos	30 days	1	—
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	1,247	—
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	Chilean pesos	—	—	41
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	—	—	100
E2E S.A.	76.218.856-2	Joint venture (actual subsidiary)	Chile	Chilean pesos	—	—	60
Orizon S.A.	96.929.960-7	Common controlling parent	Chile	Chilean pesos	30 days	4	—
EMOAC SpA.	76.208.888-6	Common controlling parent	Chile	Chilean pesos	30 days	61	1
Softys Argentina S.A. (Ex-La Papelera del Plata S.A.)	—	Common shareholder of the parent company	Argentina	Argentine pesos	30 days	3,903	4,713

TOTAL						7,532	7,563

Related party payables, current

						09-30-2023	12-31-2022
Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	6,366	4,474
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	191	189
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	—	—	780
Red to Green S.A.	86.370.800-1	Common stockholder	Chile	Chilean pesos	30 days	7	—
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	30 days	4	4
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Pesos chilenos	30 días	13	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	657	202
Copec Aviation S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	—	—	3
Falcão MS SPE S.A.	—	Associate	Brasil	Reales	30 días	2,339	—
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	30 days	140	146
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	12-31-23	5,065	8,482

TOTAL						12,443	14,280

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Related party payables, non-current

						09-30-2023	12-31-2022
Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	12-31-24	3,283	3,283
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	12-31-27	3,448	3,448

TOTAL						6,731	6,731

Related party transactions

Purchases

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	2,845	3,207
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	116,923	92,643
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Transport, stowage and port services	13,631	7,643
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Sodium chlorate	37,425	41,540
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	846	851
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical Power	1,184	834
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	891	1,012
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	170	246
Vpia Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Waste management service and other purchases	236	199

Sales

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical power	18,175	23,539
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	IT and administrative services	171	299
CMPC Pulp S.A.	96.532.330-9	Common stockholder	Chile	Chilean pesos	Wood and chips	5	525
Softys Chile SpA.	96.529.310-8	Common stockholder	Chile	Chilean pesos	Pulp	782	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Other sales	277	453
E2E S.A.	76.879.577-0	Joint venture (actual subsidiary)	Chile	Chilean pesos	Wood, plywood and boards	117	246
EMOAC SPA	76.208.888-6	Subsidiary of controlling parent	Chile	Chilean pesos	Electrical Power	2,061	3,272
Softys Argentina S.A.(Ex La Papelera del Plata S.A.)	—	Common shareholder of the parent company	Argentina	Argentine pesos	Pulp	11,526	16,686

Other transactions

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$
Falcão MS SPE S.A.	—	Associate	Brazil	Reales	Capital contribution	5,095	9,664
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	Capital contribution	—	136
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	Capital contribution	1,509	31,998
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	Capital contribution	155	118
TreeCo, Inc.	—	Joint venture	United States	U.S. dollar	Capital contribution	9,230	—
TreeCo, Inc.	—	Joint venture	United States	U.S. dollar	Capital contribution	1,770	—
E2E S.A.	76.879.577-0	Joint venture (actual subsidiary)	Chile	Chilean pesos	Capital contribution	5,254	—
Tecverde Engenharia S.A.	—	Subsidiary of a joint venture	Brazil	Reales	Borrowing	2,668	—
E2E S.A.	76.879.577-0	Joint venture (actual subsidiary)	Chile	U.S. dollar	Borrowing	537	3,546

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INVESTMENTS IN SUBSIDIARIES

The main operations carried out as of September 30, 2023 and December 31, 2022 are reported below:

On March 17, 2023, Arauco took over control of the company E2E S.A., acquiring the remaining 50% interest. The payment for this transaction amounted to ThCLP$ 102.

On June 22, 2022, a cooperation agreement was signed with the Government of Mato Grosso do Sul, Brazil. Signing this agreement is an important and preparatory step that will enable us to continue assessing the construction of a new pulp mill. If conditions allow – among which conditions are obtaining all necessary permits and board approval – this new plant would have an estimated production capacity of 2.5 million tons of short-fiber pulp and would require an estimated investment of approximately US$ 3 billion. For the same purposes, in August 2022 and through subsidiary Arauco Forest Brasil S.A., the company Arauco Celulose do Brasil S.A. was incorporated. This company participates in forestry-related activities, such as the formation of eucalyptus forests, logging, and electric power generation.

Reorganization

Arauco determined it necessary to reorganize its activity in the wood product segment by centralizing its investments in the wood market in an entity that allows a common direction and control. This is the reason why, on May 23, 2022, the company Arauco Wood Limited was created. Such international parent entity was incorporated in the United Kingdom, a country which is considered and valued as one of the main investment platforms and center global financial system, and known for its institutional stability.

In June and December 2022, Arauco, through its subsidiary Inversiones Arauco International Ltda. and the parent of the group, Celulosa Arauco y Constitución S.A., contributed their subsidiaries from the wood segment to the new company Arauco Wood Limited. These contributions were for a total amount of ThU.S.$ 1,989,972. This operation did not generate an effect within the consolidated statements of profit or loss.

With this reorganization, Arauco intends to achieve a more efficient international structure in a first-class financial center, thus generating an attractive investment focus for potential new investors or other market players. This centralization of the wood product segment will also allow a better and more efficient management, enhancing its investments with a solid structure and greater projections of profitability, growth and sustainability.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

As of September 30, 2023 and December 31, 2022, these are the main movements of investments in associates to report:

On August 8, 2022, the subsidiary Arauco Participações Florestais Ltda. from Brazil incorporated the company Falcão MS SPE S.A., and during the year 2022, Arauco contributed capital to the new company for ThR$ 49,985 (equivalents to ThU.S.$ 9,664). In 2023, Arauco contributed capital to Falcão MS SPE S.A. for ThR$ 11,270 (equivalents to ThU.S.$ 2,222).

The following tables set forth information about investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional currency	U.S. dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%

	09-30-2023	12-31-2022

Carrying amount accounted for using equity method	ThU.S.$ 65,037	ThU.S.$ 64,000
Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%

	09-30-2023	12-31-2022

Carrying amount accounted for using equity method	ThU.S.$ 394	ThU.S.$ 325
Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%

	09-30-2023	12-31-2022

Carrying amount accounted for using equity method	ThU.S.$ 7	ThU.S.$ 6
Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%

	09-30-2023	12-31-2022

Carrying amount accounted for using equity method	ThU.S.$ 1	ThU.S.$ 1
Name	Florestal Vale do Corisco S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%

	09-30-2023	12-31-2022

Carrying amount accounted for using equity method	ThU.S.$ 30,116	ThU.S.$ 26,910
Name	Falcão MS SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of land for leases to related parties.
Ownership interest (%)	49.0000%

	09-30-2023	12-31-2022

Carrying amount accounted for using equity method	ThU.S.$ 15,081	ThU.S.$ 9,579

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Summarized financial information of associates

	Assets
09-30-2023	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Falcão MS SPE S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	1	7,002	7,087	4,200	—	9	18,299
Non-current	131,892	2,322	75,077	133,519	4	50	342,864
Total of associates	131,893	9,324	82,164	137,719	4	59	361,163

	Liabilities and Equity
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Falcão MS SPE S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	54	6,026	410	4,008	—	—	10,498
Non-current	—	1,329	20,293	102,933	3	32	124,590
Equity	131,839	1,969	61,461	30,778	1	27	226,075
Total of associates	131,893	9,324	82,164	137,719	4	59	361,163
09-30-2023
Income	—	3,481	7,994	—	—	—	11,475
Other income / expenses	2,592	(3,074)	(3,538)	226	—	(1)	(3,795)
Net profit or loss (continuing operations) of associates	2,592	407	4,456	226	—	(1)	7,680
Other comprehensive income	—	—	—	—	—	—	—
Comprehensive income	2,592	407	4,456	226	—	(1)	7,680
Dividends received	—	—	105	—	—	—	105

	Assets
12-31-2022	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Falcão MS SPE S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	1	5,677	2,368	413	—	12	8,471
Non-current	129,819	2,273	73,089	19,136	4	52	224,373
Total of associates	129,820	7,950	75,457	19,549	4	64	232,844

	Liabilities and Equity
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Falcão MS SPE S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	54	4,527	1,066	1	—	7	5,655
Non-current	—	1,798	19,475	—	3	28	21,304
Equity	129,766	1,625	54,916	19,548	1	29	205,885
Total of associates	129,820	7,950	75,457	19,549	4	64	232,844
09-30-2022
Income	—	2,894	10,183	—	—	—	13,077
Other income / expenses	8,402	(2,549)	(5,031)	—	(1)	—	821
Net profit or loss (continuing operations) of associates	8,402	345	5,152	—	(1)	—	13,898
Other comprehensive income	—	—	—		—	—	—
Comprehensive income	5,402	345	5,152	—	(1)	—	13,898
Dividends received	—	—	99	—	—	—	99

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of investment in associates and joint ventures

	09-30-2023	12-31-2022
	ThU.S.$	ThU.S.$
Opening balance as of January 1	365,671	336,642
Changes
Investment in joint ventures, additions (*)	5,095	9,664
Investment in joint ventures, additions (**)	17,018	32,252
Disposals, investment in associates and joint ventures (***)	—	(1,878)
Share of profit (loss) in investment in associates	3,384	7,069
Share of profit (loss) in investment in joint ventures	11,403	26,615
Dividends received, Investments in associates	(605)	(35,187)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	(2,292)	(11,779)
Other increase (decrease) in investment in associates and joint ventures	(3,725)	2,273
Total changes	31,178	29,029
Closing balance	396,849	365,671

Year 2023

(*)	Arauco Participações Florestais Ltda. made a capital contribution to Falcão MS SPE S.A., for ThR$ 24,990 that is equivalent to ThU.S.$ 2,222 for 24,990,000 shares.
(**)

On January 9, 2023 Maderas Arauco S.A. made a capital contribution to E2E S.A., through the capitalization of loans maintained with this entity for Th$ 4,446,808 that is equivalent to ThU.S.$ 5,254 for 4,446,808 shares.

•

Forestal Arauco S.A. and Agrícola San Carlos SpA. In March 2023 made a non-monetary assets contribution to Agrícola Fresno SpA for ThU.S.$ 1,509. For this contribution they subscribed 266,204 and 35,556 shares respectively. In the act, Agrícola San Carlos SpA sold the subscribed shares of Agrícola Fresno SpA to Forestal Arauco S.A., maintaining Forestal Arauco S.A. a 50% of participation in Agrícola Fresno SpA.

•	Arauco Bioenergía S.A., in the month of July made capital contributions to the company Parque Eólico Ovejera Sur SpA. for ThU.S.$ 125,000 equivalent to ThU.S.$ 155 corresponding to 125 shares.

•	Arauco Venture Limited., in the month of September made capital contributions to the company TreeCo, Inc. for a total of ThU.S.$ 11,000.

Year 2022

(*)	During the year 2022, Arauco Participações Florestais Ltda. made a capital contribution to Falcão MS SPE S.A., for ThR$ 49,985 that in total is equivalent to ThU.S.$ 9,664 for 49,984,900 shares.
(**)	During the year 2022, the main movement corresponds to:

•	Forestal Arauco S.A. made a capital contribution in assets as non-monetary assets to Agrícola Fresno, for ThU.S.$ 31,998 for 6,399,520 shares.

(***)	ThU.S.$ 1,878 equivalent to R$ 9,800,000 corresponding to a capital decrease of Arauco Forest do Brasil S.A. en Florestal Vale Do Corisco S.A. on October 11, 2022.

	09-30-2023	12-31-2022
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	110,635	100,821
Carrying amount of investments in joint ventures accounted for using equity method	286,214	264,850
Total investment accounted for using equity method	396,849	365,671

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

The main operations carried out as of September 30, 2023 and December 31, 2022 are reported below:

On September 13, 2023, Arauco, through its United Kingdom investment company Arauco Ventures Ltd., acquired 51.13% of the company TreeCo, Inc. in the United States. This company is engaged in research and studies focusing on the development and commercial application of genome editing, biotechnology and forest genetics technologies and/or knowledge, including in vitro and ex vitro plant propagation, tissue culture and clone delivery, plant establishment, wood property analysis and development or sale of clones, seedlings and trees for application to forestry. The price paid at the closing of the financial statements as of September 30, 2023 for the shares acquired and subscribed in this transaction amounted to ThU.S.$11,000.

Arauco carried out the initial and provisional records of this acquisition based on the information available to date, which is basically the paid value.

As of January 9, 2023, Maderas Arauco S.A. made a capital contribution to E2E S.A., through the capitalization of loans maintained with this entity for ThCLP$ 4,446,808 (equivalent to ThU.S.$ 5,254) for 4,446,808 shares.

On October 13, 2021, Arauco, through its subsidiary Forestal Arauco S.A. created Agrícola Fresno SpA with the purpose of developing agricultural projects. It was incorporated with a capital of ThU.S.$ 1,000, Forestal Arauco S.A. contributed the equivalent of 50% of the shares of the new subsidiary. In November of 2021, it was agreed to increase the capital to ThU.S.$ 7,452 and during the period of 2022 ThU.S.$ 31,998, Forestal Arauco S.A. contributed all of the committed capital (50%) through the contribution of assets.

As of September 30, 2023 and December 31, 2022, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation, and Arauco holds a 50% interest in these investments. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of two panel plants and one sawmill in Spain; two panel plants and one resin plant in Portugal; three panel plants in Germany and two panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	09-30-2023		12-31-2022
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	408,795	74,530	478,480	114,012
Non-current	1,947,912	134,945	1,982,237	141,588
Equity	—	2,147,232	—	2,205,117
Total joint arrangement	2,356,707	2,356,707	2,460,717	2,460,717

Investment	1,073,616		1,102,559

	09-30-2023		09-30-2022
	ThU.S.$		ThU.S.$
Income	744,634		788,289
Expenses	(502,994)		(474,815)
Joint arrangement net income (loss)	241,640		313,474

	09-30-2023		12-31-2022
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	36,217	6,284	30,769	5,894
Non-current	159,330	1,923	158,787	4,119
Equity	—	187,340	—	179,543
Total joint arrangement	195,547	195,547	189,556	189,556

Investment	93,670		89,772

	09-30-2023		09-30-2022
	ThU.S.$		ThU.S.$
Income	8,011		2,374
Expenses	(214)		1,455
Joint arrangement net income (loss)	7,797		3,829

	09-30-2023		12-31-2022
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	180,390	261,443	125,027	193,423
Non-current	927,232	104,017	892,452	119,050
Equity	—	742,162	—	705,006
Total joint arrangement	1,107,622	1,107,622	1,017,479	1,017,479

Investment	371,081		352,503

	09-30-2023		09-30-2022
	ThU.S.$		ThU.S.$
Income	211,285		188,377
Expenses	(173,627)		(163,444)
Joint arrangement net income (loss)	37,658		24,933

	09-30-2023		12-31-2022
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	49,331	133,812	13,824	101,385
Non-current	427,067	—	432,769	—
Equity	—	342,586	—	345,208
Total joint arrangement	476,398	476,398	446,593	446,593

Investment	171,293		172,604

	09-30-2023		09-30-2022
	ThU.S.$		ThU.S.$
Income	15,946		15,611
Expenses	(18,568)		(7,143)
Joint arrangement net income (loss)	(2,622)		8,468

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method and its movements are presented in Note 15:

	09-30-2023		12-31-2022
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	18,149	4,049	17,673	4,821
Non-current	39,465	5,226	39,496	5,347
Equity	—	48,339	—	47,001
Total joint arrangement	57,614	57,614	57,169	57,169

Investment	24,170		23,501

	09-30-2023		09-30-2022
	ThU.S.$		ThU.S.$
Income	38,937		34,161
Expenses	(36,600)		(31,128)
Joint arrangement net income (loss)	2,337		3,033
Other comprehensive income	—		—
Comprehensive income	2,337		3,033
Dividends	500		500

	09-30-2023		12-31-2022
Sonae Arauco S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	276,268	207,308	320,837	229,330
Non-current	677,151	320,846	668,138	352,759
Equity	—	425,265	—	406,886
Total joint arrangement	953,419	953,419	988,975	988,975

Net assets	191,574		180,896
Net asset adjustment (goodwill)	21,059		22,547
Investment	212,633		203,443

	09-30-2023		09-30-2022
	ThU.S.$		ThU.S.$
Income	795,587		988,483
Expenses	(768,166)		(909,169)
Joint arrangement net income (loss)	27,421		79,314

Other comprehensive income	—		—
Comprehensive income	27,421		79,314
Dividends	—		33,176

	09-30-2023		12-31-2022
Agrícola El Paque SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	347	327	966	1,360
Non-current	16,164	2,893	18,914	5,450
Equity	—	13,291	—	13,070
Total joint arrangement	16,511	16,511	19,880	19,880

Investment	6,645		6,534

	09-30-2023		09-30-2022
	ThU.S.$		ThU.S.$
Income	—		—
Expenses	42		153
Joint arrangement net income (loss)	42		153
Other comprehensive income	—		—
Comprehensive income	42		153
Dividends	—		—

	09-30-2023		12-31-2022
Parque Eólico Ovejera del Sur SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	168	69	100	224
Non-current	2,999	—	2,885	—
Equity	—	3,098	—	2,761
Total joint arrangement	3,167	3,167	2,985	2,985

Investment	1,549		1,381

	09-30-2023 ThU.S.$		09-30-2022 ThU.S.$
Income	—		—
Expenses	(42)		(11)
Joint arrangement net income (loss)	(42)		(11)

Other comprehensive income	—		—
Comprehensive income	(42)		(11)
Dividends	—		—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

	02-28-2023		12-31-2022
E2E S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	7,693	20,282	7,361	20,327
Non-current	21,411	2,520	20,914	11,301
Equity	—	6,302	—	(3,353)
Total joint arrangement	29,104	29,104	28,275	28,275

Investment	3,151		—

	02-28-2023		09-30-2022
	ThU.S.$		ThU.S.$
Income	224		1,571
Expenses	(1,244)		(14,847)
Joint arrangement net income (loss)	(1,020)		(13,276)

Other comprehensive income	—		—
Comprehensive income	(1,020)		(13,276)
Dividends	—		—

	09-30-2023		12-31-2022
Agrícola San Gerardo SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	476	99	844	62
Non-current	4,736	1,675	5,661	2,871
Equity	—	3,438	—	3,572
Total joint arrangement	5,212	5,212	6,505	6,505

Investment	1,719		1,786

	09-30-2023		09-30-2022
	ThU.S.$		ThU.S.$
Income	—		—
Expenses	20		64
Joint arrangement net income (loss)	20		64

Other comprehensive income	—		—
Comprehensive income	20		64
Dividends	—		—

	09-30-2023		12-31-2022
Agrícola Fresno SpA	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	3,973	1,165	28,952	1,657
Non-current	80,403	—	58,755	7,232
Equity	—	83,211	—	78,818
Total joint arrangement	84,376	84,376	87,707	87,707

Investment	41,606		39,409

	09-30-2023		09-30-2022
	ThU.S.$		ThU.S.$
Income	—		—
Expenses	(173)		91
Joint arrangement net income (loss)	(173)		91

Other comprehensive income	—		—
Comprehensive income	(173)		91
Dividends	—		—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In 2022, as a result of loss of dryer, an impairment provision was made for ThU.S.$ 10,500 in Valdivia mill, which was recognized into impairment provisions of assets.

In 2022, as a result of closing MDP line of Pien mill in Brasil, an impairment provision was made for ThU.S.$ 14,388, which amount include an impairment of goodwill for ThU.S.$ 3,895.

At the end of 2022, considering the current projections of future margins, exchange differences and the sustained increasing risk in the Argentine Republic, and applying the usual procedures for determining impairment in accordance with IFRS, in the subsidiary Arauco Argentina, an impairment was recorded in the cash generating unit for the manufacture of celulose pulp, which to date is ThU.S.$ 127,260.

The premises included in this projection consider a discount rate of 22.07%, sales volume based on expected production data, sales prices based on the projection of international consultants and future investments of the machinery in its current state.

On September 12, 2023 the decision to suspend the manufacturing pulp process at the Licancel mill (Chile) was informed, for which an impairment provision was recognized for a total of ThU.S.$ 75,343 (includes Property, plant and equipment and Inventory of spare parts).

As of September 30, 2023, an impairment provision of ThU.S.$ 6,037 was recognized corresponding to the closure of the Aserraderos Horcones II in Chile.

As of September 30, 2023, impairment provisions associated with sales and recoveries from property, plant and equipment from the subsidiaries of United States and Canada, impairment provisions associated with property, plant and equipment were reversed for a total of ThU.S.$ 6,343 (ThU.S.$ 7,014 as of December 31, 2022).

All impairment provision charges are presented in the interim consolidated statement of profit or loss under other expenses by function, whose movements are shown below:

Changes in CGUs impairment provision	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$
Opening balance	348,350	214,042
Impairment loss recognized in profit or loss	64,683	141,137
Reversal of impairment loss recognized in profit or loss	(7,128)	(9,164)
Increase (decrease) in foreign exchange	2,715	2,335
Closing balance	408,620	348,350

Changes in provisions for impairment of property, plant and equipment and spare parts due to technical obsolescence or loss to forest due to fires, are shown below:

Changes in impairment provision from impaired assets	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$
Opening balance	18,085	11,798
Impairment loss recognized in profit or loss	19,470	13,823
Reverse of impairment recognized loss in profit or loss	(7,049)	(7,691)
Increase (decrease) in foreign exchange	61	155
Closing balance	30,567	18,085

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$ 55,366 (ThU.S.$ 54,800 on December 31, 2022), as shown below:

	09-30-2023	12-31-2022
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,680	40,676
Arauco do Brasil S.A. (Pien mill)	13,954	13,392
Arauco North America, Inc. (Prime-Line, Inc.)	732	732

Closing balance	55,366	54,800

	09-30-2023	12-31-2022
Goodwill movement	ThU.S.$	ThU.S.$
Opening balance at January 1	54,800	57,697
Increase (decrease) impairment	—	(3,895)
Increase (decrease) in foreign exchange	566	998
Closing balance	55,366	54,800

Of the total of goodwill, ThU.S.$ 40,680 (ThU.S.$ 40,676 as of December 31, 2022) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 7% which reflects current market assessments for the wood products segment in North America.

Due to the investment in panel plant in Pien, Brazil, there is a goodwill of ThU.S.$ 13,954 (ThU.S.$ 13,392 as of December 31, 2022).

The recoverable amount for the Pien mill’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of September 30, 2023, the carrying value of the goodwill of the plants did not exceed their recoverable value, except at the end of December 2022 in Brazil for the MDF line of the Pien mill, was recognized an impairment of the goodwill, and it was for ThU.S.$ 3,895.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

On April 26, 2023, Ingeniería y Construcción Sigdo Koppers S.A. (“ICSK”) filed before the Arbitration and Mediation Center of the Santiago Chamber of Commerce an arbitration claim against the Company, requesting the specific performance of contract No. 906, Civil Electromechanical Assembly Digester, Washing, Bleaching, Machine and Final Line, executed between the parties on June 18th, 2019 (“Contract”), also seeking the compensation of damages. The total sum claimed by ICSK amounts to CLP$ 246,650,876,566 (ThU.S.$ 275,403 as of September 30, 2023), plus adjustments. It is relevant to highlight that, according to ICSK’s claim, the above amount should be reduced by CLP$ 60,657,576,943 (ThU.S.$ 67,728 as of September 30, 2023), owed by ICSK to Arauco, once the claimed amount has been readjusted. ICSK also requests that the claimed sum be paid with current interest, computed as of April 2023.

On June 16, 2023, Arauco answered the claim filed by ICSK, requesting the rejection of the claim. Simultaneously, Arauco filed a counterclaim against ICSK, seeking a declaration that ICSK breached the term of the Contract and, consequently, for the arbitration court to order ICSK to pay the fine associated with such breach, which amounted, at the time the claim was answered, to the sum of CLP$ 37,302,818,060 (ThU.S.$ 41,651 as of September 30, 2023). Arauco also demanded the restitution of the total amount of CLP$ 60,657,576,943 (ThU.S.$ 67,728 as of September 30, 2023), plus adjustments and interest, paid to ICSK during the performance of the Contract as consideration for various items.

On August 29, 2023, Arauco filed its rejoinder to the main claim and its reply to the counterclaim. On September 29, 2023, ICSK filed its rejoinder to the counterclaim, thus closing the discussion stage of these proceedings.

On October 24, 2023, a hearing was held that began the conciliation period.

Considering that the Company’s position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of September 30, 2023, Arauco has not established any provision for this contingency.

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Celulosa Arauco y Constitución S.A. before the Civil Court of Constitución (C-757-2018), Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A., The complaint is based on assumptions on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A. The complaint seeks to enforce the contract, plus CLP$575,000,000 (equal to ThU.S.$ 642 as of September 30, 2023) in compensation for damages. In the alternative, it claims (a)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

CLP$11,189,270,050 (equivalent to ThU.S.$ 12,494 as of September 30, 2023), for actual damages; (b) CLP$ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) CLP$5,000,000,000 (equivalent to ThU.S.$ 5,583 as of September 30, 2023) for moral damages.

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A., but notification for Servicios Logísticos Arauco S.A. is pending.

On February 28, 2023, the Court ordered the case to be archived.

On August 31, 2023, upon the claimants’ request, the Court ordered the case to be reopened.

On September 7, 2023, Asoducam withdrew its lawsuit against Servicios Logísticos S.A.

On October 4, 2023, the three respondents were notified of the withdrawal of the lawsuit and the status of the trial.

On October 6, 2023, the three respondents - Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A. - filed a motion requesting for the proceedings to be declared abandoned (abandonment of the procedure).

Currently, a decision by the court is still pending on the motion to declare the proceedings abandoned as argued by the respondents.

Considering that the Company’s position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of September 30, 2023, Arauco has not established any provision for this contingency.

Forestal Arauco S.A.

On July 7, 2015 Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property “Resto del Fundo Los Alpes”, which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

On September 1, 2020, the court received the case. Moreover, the resolution was notified on August 30, 2022, along with the resolution to reactivate the discovery period.

On September 2, 2022, the company filed an abandonment incident of procedures.

On March 16, 2023, the claimants requested a ruling on the motion to declare the abandonment of proceedings. This petition is yet to be resolved.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Considering that the Company’s position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of September 30, 2023, Arauco has not established any provision for this contingency.

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2020 for its local operations in the provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for 2007. In addition, said organism through the resolution No. 2019-114-APN-SECAGYP#MPYT approved the annual forestry plan for 2009 on June 12, 2019, and through the resolution No. 2019-228-APN-SECAGYP#MPYT approved the annual forestry plan for 2008 on November 29, 2019. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on the plantations to be harvested from the lands included in those plans as from the 2019 period.

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning in March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $ 23,821 for guaranteed export duties between 2007-2015, which appears under long-term provisions. Additionally, the Company filed a restitution claim for a total amount of ThU.S.$ 6,555, plus interest accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

filed an appeal and expressed the corresponding arguments in December 2019. On June 15, 2022, the Chamber of Appeals confirmed the judgement of first instance. On July 1, 2022, Arauco Argentina filed the Federal Extraordinary Appeal before the Supreme Court of Justice. The Chamber admitted the appeal lodged by Arauco regarding the federal matter of the litigation; however, the grounds pertaining to arbitrariness were dismissed. Arauco filed a direct complaint before the Supreme Court, seeking for the higher court to broaden its examination of the case and also address such argument. This resolution of this petition is still pending.

On the other hand, Arauco Argentina S.A. currently has a guarantee at an amount of $ 435,952,315 Argentine pesos (ThU.S.$ 1,246 as of September 30, 2023) in favor of the Secretary of Agriculture, Livestock and Fishing.

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

1) The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa (now, Arauco do Brasil S.A.) y Dynea Brasil S.A.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level.

The CARF’s decision was issued on May 16, 2017 and took into consideration certain arguments presented by the Company regarding the premium but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, for which Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm (“Special Remedy”). This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (CSRF) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process.

On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts, one at the administrative level and the other one at the judicial level:

I – The administrative level fine(deductibility of interest and isolated fine of 50%) whose estimated amount of R$34.5 million (equivalent to ThU.S.$ 6,884 as of September 30, 2023). Pursuant to these requirements on March 27, 2023, Arauco do Brasil adhered to the government program of reduction of fiscal litigation which permits a reduction of the 65% of the entire amount of the debt through the payment of the 35% of the debt in two ways: (a) payment in cash of the 30%, totaling R$3.7 million (ThU.S.$ 733 as of September 30, 2023) and (b) payment of 70% of fiscal losses, totaling R$8.6 million (ThU.S.$ 1,711 as of September 30, 2023).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Subsequently, Arauco do Brasil performed the payment in cash and also the offset with tax losses. Notwithstanding the foregoing, the Federal Reserve of Brazil (Brazilian tax service) must confirm Arauco do Brasil’s compliance with the program, thus closing the part of the case which was being reviewed before an administrative venue.

II – Part of the case that remained in a judicial venue (contractual expenses deducted in the purchase of Tafisa Brasil; interest and legal expenses on debts in the amnesty program; Imposto de Renda Pessoa Jurídica, or “IRPJ”, and lower Contribuição Social sobre o Lucro Líquido, or “CSLL” whose updated estimated amount is R$ 42,167,507 (ThU.S.$ 8,412 as of September 30, 2023). Arauco do Brasil filed the Tax Debt Annulment Action.

On March 9, 2023, the trial court issued a judgment that was partially favorable to Arauco do Brasil, upholding the aforementioned claims, and thus setting aside the portion of the debt corresponding to R$ 26,554,677 (ThU.S.$ 5,298 as of September 30, 2023). However, the judgment rejected the claim related to interest and legal expenses on debts under the amnesty program, which amount to R$ 15,612,831 (ThU.S.$ 3,115 as of September 30, 2023).

Arauco filed a motion to clarify the ruling, which was partially upheld to correct a material error in the judgment. On May 29, 2023, the Federal Reserve filed an appeal seeking the revocation of the judgment in the section that was favorable to Arauco, while, on June 26, 2023, Arauco also filed an appeal, but seeking the ratification of the judgment regarding interest and legal expenses on debts in the amnesty program. Arauco filed its counter-arguments to the Appeal of the National Treasury and is currently awaiting the filing of counter-arguments by the National Treasury to subsequently send the case to the Court for an appellate judgment.

After the submission of counter-arguments by both parties, on July 18, 2023 the case was referred to the court for an appellate trial. The case is currently awaiting trial in court.

Considering that the Company’s position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of September 30, 2023, Arauco has not established any provision for this contingency.

2) In 2013, a service provider instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of ThR$ 84,000 (ThU.S.$ 16,758 as of September 30, 2023) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco.

After the judgment, we were summoned and on March 8, 2022 we filed an Appeal, and the opposing party was summoned to present arguments on our appeal and filed the petition on April 11, 2022, also appealing the judgment.

In April 2023, a favorable ruling was handed down in our Appeal and we succeeded in annulling the judgment so that the case could return to its origin. This annulment ruling will also affect the expert evidence, which will have to be produced again. As a result, the provision of R$ 42,945,528 (ThU.S.$ 8,568 as of September 30, 2023) was fully reversed. In May 2023, the contractor company filed a Motion for Clarification presenting alleged omissions, in an attempt to preserve the decision or at least the evidence already produced. Review of these remedies is currently pending. In July 2023, the appeal was dismissed.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

In August 2023, the contractor filed a Special Appeal before the Higher Court of Justice, in an attempt to reverse the decision in favor of Arauco. We are waiting for a decision on the admissibility of the appeal to proceed to trial.

As of September 2023, a judgment on the admissibility of the appeal is still pending in this case.

Arauco Industria de México, S.A. de C.V. (before Maderas y Sintéticos de México, S.A. de C.V.

On December 12, 2022, the Tax Administration Service issued tax credit assessment resolution number 900-04-04-00-00-00-2022-978 corresponding to the 2014 tax year. Under such assessment, objections against the following items were filed: (i) the deduction of interest in the historical amount of $ 85,172,274 Mexican pesos (ThU.S.$ 4,894 as of September 30, 2023), from loans granted by Masisa S.A. (Chile); (ii) the tax loss in the total amount of $ 275,986,671 Mexican pesos (ThU.S.$ 15,858 as of September 30, 2023); (iii) the deduction of payments made to Masisa S.A. for logistics services in the total amount of $ 3,058,221 Mexican pesos (ThU.S.$ 176 as of September 30, 2023); (iv) the alleged generation of non-distributed dividends related to the payments indicated in items (i) and (iii) above; (v) the rejection of contributions to the Single Contribution Account in amounts expressed in Mexican pesos of $ 342,372,000 (ThU.S.$ 19,672 as of September 30, 2023), $ 66,250,020 (ThU.S.$ 3,807 as of September 30, 2023), $ 46,389,980 (ThU.S.$ 2,665 as of September 30, 2023) and $ 11,457,000 Mexican pesos (ThU.S.$ 658 as of September 30, 2023), respectively; and (vi) an alleged incorrect application of the double taxation avoidance treaty between Mexico and Chile. The total amount of omitted tax, updates, surcharges, and fines assessed to the company amounts to $ 423,687,300 Mexican pesos (ThU.S.$ 24,344 as of September 30, 2023).

On February 13, 2023, a motion to revoke was filed against the above assessment, before the General Legal Administration of the Tax Administration Service. Currently, additional evidence was submitted, and subsequently, the tax authorities must issue a ruling which, if unfavorable, could be challenged by the Company before the Federal Court of Administrative Justice.

Considering that the Company’s position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of September 30, 2023, Arauco has not established any provision for this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Provisions recorded as of September 30, 2023 and December 31, 2022 are as follows:

	09-30-2023	12-31-2022
Classes of Provisions	ThU.S.$	ThU.S.$
Short-term provisions	5,655	9,513
Provisions for litigations	681	639
Other short-term provisions	4,974	8,874
Long-term provisions, non-Current	29,701	40,706
Provisions for litigations	29,701	39,029
Other long-term provisions	—	1,677
Total provisions	35,356	50,219

	09-30-2023
Movements in provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	39,668	10,551	50,219
Changes in provisions
Additional provisions	20,002	—	20,002
Increase due to business combination	83	—	83
Used provisions	(921)	(3,881)	(4,802)
Reversal of unused provision	(26,492)	(1,676)	(28,168)
Increase (decrease) in foreign exchange	(1,808)	(20)	(1,828)
Other increases (decreases)	(150)	—	(150)
Total changes	(9,286)	(5,577)	(14,863)
Closing balance	30,382	4,974	35,356

(*)

The increase in litigations is mainly made up of ThU.S.$ 18,386 (subsidiaries in Brazil) for civil and labor lawsuits. In addition, the decrease legal litigations correspond mainly to the reversal of the provision for a lawsuit with a supplier in the Arauco do Brasil S.A.

(**)

The decrease in Other Provisions corresponds mainly to the reversal of the provision for dismantling of Line 1 o Arauco mill and the decrease in the balance of the provision for negative equity of E2E S.A.

	12-31-2022
Movements in provisions	Litigations (*) ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	29,886	—	29,886
Changes in provisions
Additional provisions	24,582	8,875	33,457
Used provisions	(13,652)	—	(13,652)
Increase (decrease) in foreign exchange	(1,144)	—	(1,144)
Other increases (decreases)	(4)	1,676	1,672
Total changes	9,782	10,551	20,333
Closing balance	39,668	10,551	50,219

(*)	The increase in litigations is mainly made up of ThU.S.$ 24,533 (subsidiaries in Brazil) for civil and labor lawsuits.
(**)	The increase in Other Provisions corresponds to the dismantling L1.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	09-30-2023	12-31-2022
Classes of intangible assets, net	ThU.S.$	ThU.S.$
Intangible assets, net	65,932	73,439
Intangible assets under development (IT programs)	3,037	5,076
Computer software	20,673	22,323
Water rights	5,007	5,185
Customer relationship	20,517	24,015
Other identifiable intangible assets	16,698	16,840
Classes of intangible assets, gross	228,213	226,642
Intangible assets under development (IT programs)	3,037	5,076
Computer software	122,994	119,353
Water rights	5,007	5,185
Customer relationship	74,896	74,860
Other identifiable intangible assets	22,279	22,168
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(162,281)	(153,203)
Accumulated amortization and impairment, intangible assets	(162,281)	(153,203)
Computer software	(102,321)	(97,030)
Customer relationship	(54,379)	(50,845)
Other identifiable intangible assets	(5,581)	(5,328)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	09-30-2023
Reconciliation of intangible assets	Intangible assets under development ThU.S.$	Computer software ThU.S.$	Water rights ThU.S.$	Customer relationship ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening balance	5,076	22,323	5,185	24,015	16,840	73,439
Changes
Additions	1,359	1,609	—	—	108	3,076
Disposals	(409)	—	(178)	—	—	(587)
Amortization	—	(6,569)	—	(3,514)	(250)	(10,333)
Increase (decrease) in foreign exchange	—	231	—	16	—	247
Other increases (decreases)	(2,989)	3,079	—	—	—	90
Changes total	(2,039)	(1,650)	(178)	(3,498)	(142)	(7,507)
Closing balance	3,037	20,673	5,007	20,517	16,698	65,932

	12-31-2022
Reconciliation of intangible assets	Intangible assets under development ThU.S.$	Computer software ThU.S.$	Water rights ThU.S.$	Customer relationship ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening balance	4,881	27,268	5,684	29,218	17,159	84,210
Changes
Additions	1,696	3,758	2,134	—	140	7,728
Disposals	(853)	—	(2,633)	—	(108)	(3,594)
Amortization	—	(9,398)	—	(4,969)	(375)	(14,742)
Increase (decrease) in foreign exchange	—	120	—	(234)	24	(90)
Other increases (decreases)	(648)	575	—	—	—	(73)
Changes total	195	(4,945)	(499)	(5,203)	(319)	(10,771)
Closing balance	5,076	22,323	5,185	24,015	16,840	73,439

Years of useful life (average)
Computer software	5
Customer relationship	15
Brands	7

The amortization of customer relationship and computer software is presented in the interim consolidated statements of profit or loss under the administrative expenses line item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of September 30, 2023 Arauco had a total surface of 1.7 million hectares of which 970 thousand hectares are used for forestry planting, 505 thousand hectares are native forest, 112 thousand hectares are used for other purposes and 131 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant & equipment, Forest plantations are presented in Biological Assets.

For the nine-months period ended September 30, 2023, the production volume of logs totaled 14.5 million m3 (15.6 million m3 as of September 30, 2023).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the interim consolidated statements of profit or loss under the line item other income per function, which as of September 30, 2023 amounted to ThU.S.$ 167,174 (ThU.S.$ 193,969 as of September 30, 2022). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of September 30, 2023 amounted to ThU.S.$ 257,787 (ThU.S.$ 233,231 as of September 30, 2022).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 7.0% in Chile, 8.3% Brazil, 21% in Argentina and 9% in Uruguay.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay

Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(106,343)
	-0.5	113,496
Margins (%)	10	420,968
	-10	(420,968)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

The adjustment to fair value of biological assets minus sale costs is recorded in the interim consolidated statements of profit or loss, under the line item other income or other expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these interim consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of biological assets pledged as security

As of September 30, 2023, there were no forestry plantations pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Detail of biological assets with restricted ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and non-current biological assets

As of the date of these interim consolidated financial statements, the current and non-current biological assets were as follows:

	09-30-2023	12-31-2022
	ThU.S.$	ThU.S.$
Current	420,244	330,435
Non-current	2,795,531	2,864,935
Total	3,215,775	3,195,370

Reconciliation of carrying amount of biological assets

	09-30-2023
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening balance	330,435	2,864,935	3,195,370
Changes in real incurred cost	7,274	122,269	129,543
Additions through acquisition	—	304,460	304,460
Sales	(168)	(3,295)	(3,463)
Harvest	(109,624)	—	(109,624)
Increases (decreases) in foreign exchange	(12,549)	13,931	1,382
Loss of forest due to fires	(1,324)	(62,720)	(64,044)
Transfers to non-current assets held for sale	—	832	832
Transfers from non-current to current	130,939	(130,939)	—
Changes in fair value	82,535	(191,673)	(109,138)
Gain (losses) arising from changes in fair value minus sale costs	—	167,174	167,174
Sales	(48)	(2,828)	(2,876)
Harvest	(229,708)	—	(229,708)
Loss of forest due to fires	—	(43,740)	(43,740)
Transfers to non-current assets held for sale	—	12	12
Transfers from non-current to current	312,291	(312,291)	—
Total changes	89,809	(69,404)	20,405
Closing balance	420,244	2,795,531	3,215,775

	12-31-2022
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening balance	329,586	3,008,897	3,338,483
Changes in real incurred cost	18,600	156,351	174,951
Additions through acquisition	35	293,231	293,266
Sales	(428)	(9,512)	(9,940)
Harvest	(115,373)	—	(115,373)
Increases (decreases) in foreign exchange	(2,077)	14,680	12,603
Loss of forest due to fires	—	(13,346)	(13,346)
Transfers to non-current assets held for sale	—	4,938	4,938
Transfers from non-current to current	133,640	(133,640)	—
Decrease due to loss of control in subsidiary	2,803	—	2,803
Changes in fair value	(17,751)	(300,313)	(318,064)
Gain (losses) arising from changes in fair value minus sale costs	2,345	10,587	12,932
Sales	106	(13,306)	(13,200)
Harvest	(320,810)	—	(320,810)
Loss of forest due to fires	—	(3,781)	(3,781)
Transfers to non-current assets held for sale	—	5,220	5,220
Transfers from non-current to current	299,498	(299,498)	—
Decrease due to loss of control in subsidiary	1,110	465	1,575
Total changes	849	(143,962)	(143,113)
Closing balance	330,435	2,864,935	3,195,370

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Regarding the fires that occurred in 2023 in the regions of Maule, Ñuble, Araucanía, Biobío and Los Ríos. Arauco has 47 thousand hectares of productive forest plantations were affected and for which, to date, management has been carried out that has allowed to recover an approximate equivalent to 12 thousand hectares.

As of September 30, 2023, a net loss of insurance compensation of U.S.$ 17 million was recognized for the fires in Chile, reducing the gross value of the biological assets, which represents 3.2% of the value of the forest plantations of Arauco.

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the interim consolidated financial statements as property, plant and equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of September 30, 2023 and December 31, 2022 Arauco had made and / or had committed the following disbursements in major environmental project.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

09-30-2023		Disbursements undertaken 2023				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	1,781	Assets	Properties, plants and equipments	3,149	2023
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	8,443	Assets	Properties, plants and equipments	8,730	2023
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,779	Assets	Properties, plants and equipments	14,395	2023
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	12,558	Expense	Operating costs	3,802	2023
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	12,379	Expense	Operating costs	1,050	2023
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,016	Assets	Properties, plants and equipments	1,329	2023
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,012	Expense	Operating costs	136	2023
Forestal Arauco S.A.	Environmental improvement studies	In process	1,114	Expense	Operating costs	1,172	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	393	Assets	Properties, plants and equipments	75	2022
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	2,084	Assets	Properties, plants and equipments	657	2023
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	237	Assets	Properties, plants and equipments	42	2022
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	284	Assets	Properties, plants and equipments	—	2023
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	1,864	Assets	Properties, plants and equipments	—	2023

		TOTAL	49,944			34,537

12-31-2022		Disbursements undertaken 2022				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	6,898	Assets	Property, plant and equipment	2,029	2023
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,540	Assets	Property, plant and equipment	10,677	2023
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	167	Assets	Property, plant and equipment	687	2023
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	68	Assets	Property, plant and equipment	632	2023
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	12,506	Expense	Operating cost	—	2023
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	13,556	Expense	Operating cost	—	2023
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	119	Assets	Property, plant and equipment	169	2023
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	427	Assets	Property, plant and equipment	—	2022
Arauco Florestal Arapoti S.A.	Environmental improvement studies	Finished	724	Assets	Property, plant and equipment	—	2022
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,102	Assets	Property, plant and equipment	8	2023
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	366	Assets	Property, plant and equipment	—	2022
Forestal Arauco S.A.	Environmental improvement studies	In process	1,648	Expense	Operating cost	124	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	47	Assets	Property, plant and equipment	295	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	687	Expense	Operating cost	—	2022
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	684	Assets	Property, plant and equipment	1,651	2023
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,369	Assets	Property, plant and equipment	454	2023

		TOTAL	44,908			16,726

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

The following table sets forth information on the main types of non-current assets held for sale:

	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$
Land	177	307
Forest	—	844
Roads	—	128
Total	177	1,279

As of September 30, 2023 and December 31, 2022, there were no significant impacts on results that must be reported.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of September 30, 2023, and December 31, 2022, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

	09-30-2023		12-31-2022
Financial instruments Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets at fair value through profit or loss (held for trading)	177,146	177,146	110,208	110,208
Derivative (1)	126	126	144	144
Mutual funds (1)	177,020	177,020	110,064	110,064
Financial assets at amortized cost	1,494,870	1,494,870	1,476,046	1,476,046
Cash and cash equivalents (amortized cost)	479,524	479,524	557,143	557,143
Cash	253,870	253,870	298,577	298,577
Time deposits	225,654	225,654	258,566	258,566
Accounts receivable (net)	978,394	978,394	905,969	905,969
Trade receivables	663,926	663,926	726,972	726,972
Lease receivable	72,332	72,332	28,935	28,935
Sundry debtors	13,968	13,968	8,911	8,911
Other receivables	153,818	153,818	56,973	56,973
Prepayments	74,350	74,350	84,178	84,178
Accounts receivable from related parties	7,532	7,532	7,563	7,563
Other financial assets (2)	29,420	29,420	5,371	5,371
Hedging assets	33,051	33,051	73,156	73,156
Financial liabilities at amortized cost (3)	7,630,361	6,911,617	6,572,325	6,331,528
Bonds issued denominated in U.S. dollars	3,406,626	2,936,324	3,397,376	3,136,318
Bonds issued denominated in U.F. (4)	1,569,186	1,323,194	1,116,083	1,167,251
Bank borrowings in U.S. dollars	835,005	828,583	415,462	408,278
Bank borrowings in other currencies	626,719	630,691	525,215	501,492
Lease liabilities	489,828	489,828	264,224	264,224
Trade and other payables	683,823	683,823	832,954	832,954
Accounts payable to related parties	19,174	19,174	21,011	21,011
Financial liabilities at fair value through profit or loss	64	64	17	17
Hedging liabilities	165,414	165,414	76,669	76,669

(1)

Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(2)	Corresponds to the balance of assets from margin call for current derivatives (collateral).
(3)

Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair value hierarchy of financial assets and liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of September 30, 2023 and December 31, 2022, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair value	09-30-2023 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	126	—	126	—
Mutual Funds	177,020	177,020	—	—
Hedging assets	33,051	—	33,051	—
Financial liabilities at fair value through profit or loss	64	—	64	—
Hedging liabilities	165,414	—	165,414	—

Fair value	12-31-2022 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	144	—	144	—
Mutual Funds	110,064	110,064	—	—
Hedging assets	73,156	—	73,156	—
Financial liabilities at fair value through profit or loss	17	—	17	—
Hedging liabilities	76,669	—	76,669	—

At the closing date of these interim consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of financial instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco’s current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Given that our cross-currency swaps correspond to future flows in UF, U.S. dollars and Euros, Arauco calculates the current value of such flows by using the UF zero coupon curve, dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these interim consolidated financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The fair value of zero cost collar contracts is calculated by reference to the price differential between the agreed price range and the market price of the hedge’s object.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the interim consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of September 30, 2023 and December 31, 2022:

Thousands of dollars	09-30-2023
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	81,293	532,841	614,134	86,100	779,798	3,495,780	4,361,678	4,975,812
Bank borrowings	441,148	252,064	693,212	502,431	166,594	99,487	768,512	1,461,724
Swap and Forward	15,774	—	15,774	149,704	—	—	149,704	165,478

Total other financial liabilities (a)	538,215	784,905	1,323,120	738,235	946,392	3,595,267	5,279,894	6,603,014

Thousands of dollars	09-30-2023
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	13,142	32,942	46,084	88,211	60,624	294,909	443,744	489,828

Total lease liabilities (b)	13,142	32,942	46,084	88,211	60,624	294,909	443,744	489,828

Thousands of dollars	09-30-2023
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trade and other payables	656,889	6,974	663,863	19,960	—	—	19,960	683,823
Accounts payable to related companies	12,443	—	12,443	3,283	—	3,448	6,731	19,174

Total accounts payable (c)	669,332	6,974	676,306	23,243	—	3,448	26,691	702,997

Total financial liabilities (a) + (b) + (c)	1,220,689	824,821	2,045,510	849,689	1,007,016	3,893,624	5,750,329	7,795,839

Thousands of dollars	12-31-2022
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	29,114	66,436	95,550	585,518	782,344	3,050,047	4,417,909	4,513,459
Bank borrowings	109,889	167,905	277,794	368,353	164,873	129,657	662,883	940,677
Swap and Forward	2,107	—	2,107	74,579	—	—	74,579	76,686

Total other financial liabilities (a)	141,110	234,341	375,451	1,028,450	947,217	3,179,704	5,155,371	5,530,822

Thousands of dollars	12-31-2022
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	11,339	25,445	36,784	45,904	38,906	142,630	227,440	264,224

Total lease liabilities (b)	11,339	25,445	36,784	45,904	38,906	142,630	227,440	264,224

Thousands of dollars	12-31-2022
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trade and other payables	795,533	17,305	812,838	2,462	—	17,654	20,116	832,954
Accounts payable to related companies	14,280	—	14,280	3,283	—	3,448	6,731	21,011

Total accounts payable (c)	809,813	17,305	827,118	5,745	—	21,102	26,847	853,965

Total financial liabilities (a) + (b) + (c)	962,262	277,091	1,239,353	1,080,099	986,123	3,343,436	5,409,658	6,649,011

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative instruments

Hedging instruments recorded as of September 30, 2023 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the interim consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in interim consolidated statement of changes in equity as other comprehensive income or the interim consolidated statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the consolidated statements of financial position as of September 30, 2023 and December 31, 2022, is presented below:

Financial instruments	09-30-2023 Fair value ThU.S.$	12-31-2022 Fair value ThU.S.$
Financial assets at fair value through profit or loss	126	144
Derivatives (1)	126	144
Forward	—	—
Hedging assets	33,051	73,156
Derivatives (1)	13,003	17,629
Cross Currency Swaps (2)	20,048	55,527
Financial liabilities at fair value through profit or loss	(64)	(17)
Derivatives (1)	(4)	(17)
Forward	(60)	—
Hedging liabilities	(165,414)	(76,669)
Derivatives (1)	(316)	(650)
Cross currency swaps (2)	(165,098)	(76,019)

(1)	Includes HFO swap, zero cost collar, forward and IRS from Chile, USA, Argentina and Uruguay tables.
(2)	Includes cross currency swaps from Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of September 30, 2023 and December 31, 2022:

Cross currency swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	09-30-2023 fair value ThU.S.$	12-31-2022 fair value ThU.S.$
F	Scotiabank	24,453,184	636,364	10-30-2014	04-30-2023	—	1,625
F	Scotiabank	24,422,642	636,364	10-30-2014	04-30-2023	—	1,673
F	Santander	24,167,222	636,364	10-30-2014	04-30-2023	—	1,905
F	BCI	22,750,014	590,909	10-30-2021	10-30-2029	1,758	2,692
F	BCI	23,940,993	636,364	10-30-2014	04-30-2023	—	2,154
F	Scotiabank	22,777,334	590,909	10-30-2021	10-30-2029	2,074	3,212
F	Banco de Chile	22,440,993	590,909	04-30-2019	10-30-2029	1,282	2,104
F	BCI	22,678,168	590,909	04-30-2023	10-30-2029	1,208	—
F	BCI	22,706,528	590,909	04-30-2023	10-30-2029	1,186	—
F	BCI	22,230,921	590,909	04-30-2023	10-30-2029	1,574	—
F	BCI	22,440,992	590,909	04-30-2023	10-30-2029	1,397	—
P	BCI	33,250,022	863,636	11-15-2021	11-15-2032	2,892	4,709
P	BCI	33,247,217	863,636	11-15-2021	11-15-2032	3,799	5,695
P	Scotiabank	36,629,274	863,636	11-15-2013	11-15-2023	(1,484)	(1,025)
P	Santander	36,059,158	863,636	11-15-2013	11-15-2023	(889)	(448)
P	Deutsche	36,059,158	863,636	11-15-2013	11-15-2023	(1,012)	(401)
R	Santander	128,611,183	3,000,000	10-01-2014	04-01-2024	(7,201)	(5,117)
R	JP Morgan	43,185,224	1,000,000	10-01-2014	04-01-2024	(2,547)	(1,725)
R	Itau	43,277,070	1,000,000	10-01-2014	04-01-2024	(2,384)	(1,835)
S	Santander	201,340,031	5,000,000	11-15-2016	11-15-2026	2,878	10,004
W	Goldman Sachs	40,521,750	1,000,000	10-10-2018	10-10-2028	(1,953)	(167)
W	Scotiabank	40,537,926	1,000,000	10-10-2018	10-10-2028	(1,986)	(148)
W	Goldman Sachs	40,066,555	1,000,000	10-10-2018	10-10-2028	(1,421)	369
X	Santander	118,400,504	3,000,000	10-10-2018	10-10-2038	(12,700)	10,457
X	Santander	97,971,786	2,500,000	10-10-2018	10-10-2038	(10,342)	8,928
Y	JP Morgan	89,387,460	2,000,000	04-10-2023	04-10-2032	(12,316)	—
Z	Santander	90,274,363	2,000,000	04-10-2023	04-10-2032	(13,128)	—
Z	Banco de Chile	44,572,044	1,000,000	04-10-2023	04-10-2032	(5,493)	—
Z	JP Morgan	44,572,044	1,000,000	04-10-2023	04-10-2032	(5,743)	—
Z	JP Morgan	44,559,642	1,000,000	04-10-2023	04-10-2032	(5,410)	—
AB	BCI	43,724,036	1,000,000	05-15-2023	05-15-2033	(4,619)	—
AB	BCI	43,709,927	1,000,000	05-15-2023	05-15-2033	(4,246)	—
AB	BCI	43,762,973	1,000,000	05-15-2023	05-15-2033	(4,392)	—
AB	Banco de Chile	43,601,403	1,000,000	05-15-2023	05-15-2033	(4,022)	—
AB	Itau	43,654,189	1,000,000	05-15-2023	05-15-2033	(4,113)	—

						(87,353)	44,661

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	09-30-2023 fair value ThU.S.$	12-31-2022 fair value ThU.S.$
Santander	90,747,647	76,470,588	06-15-2021	12-15-2029	(11,742)	(13,279)
Banco de Chile	45,373,824	38,235,294	06-15-2021	12-15-2029	(5,492)	(6,491)
MUFG	90,747,647	76,470,588	06-15-2021	12-15-2029	(11,464)	(12,898)
JP Morgan	181,495,294	152,941,176	06-15-2021	12-15-2029	(23,261)	(26,033)
HSBC	45,373,824	38,235,294	06-15-2021	12-15-2029	(5,738)	(6,452)

					(57,697)	(65,153)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.4.2. Uruguay

Forward

As of September 30, 2023 and December 31, 2022, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	09-30-2023 notional ThU.S.$	09-30-2023 fair value ThU.S.$	12-31-2022 notional ThU.S.$	12-31-2022 fair value ThU.S.$
UYUUSD	HSBC - Uruguay	5,095	304	13,735	1,138
UYUUSD	Citibank U.K.	2,600	84	—	—
UYUUSD	Itaú - Uruguay	16,485	757	8,480	451
UYUUSD	Banco de la República Oriental de Uruguay	3,685	309	3,805	166
EURUSD	Itaú - Uruguay	299	9	859	33
EURUSD	Santander - Uruguay	1,329	—	2,416	3
EURUSD	Santander - Uruguay	—	(6)	—	(1)

			1,457		1,790

Commodity swap

Arauco Uruguay’s profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of September 30, 2023 and December 31, 2022, are detailed below:

Commodity	Institution	09-30-2023 notional ThU.S.$	09-30-2023 fair value ThU.S.$	12-31-2022 notional ThU.S.$	12-31-2022 fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	3,420	196	7,367	677
Fuel Oil N°6	DNB Bank ASA	8,934	528	7,366	62
Fuel Oil N°6	BNP Paribas	3,533	172	—	—
Fuel Oil N°6	JP Morgan - N.A.	—	(85)	—	(252)
Fuel Oil N°6	DNB Bank ASA	—	(134)	—	(397)
Fuel Oil N°6	BNP Paribas	—	(95)	—	—

			582		90

Interest rate swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay, does not maintains any Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of September 30, 2023 and December 31, 2022 is shown below:

Exchange rate	Institution	Notional ThU.S.$	09-30-2023 fair value ThU.S.$	12-31-2022 fair value ThU.S.$
USD	DNB Bank ASA	4,220	—	110

			—	110

Note: The values and amounts indicated in the section 23.4.2 correspond to 50% of the total Uruguayan companies amounts, showing the participation that Arauco has in this companies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.4.3. United States

Interest rate swap

Arauco through its subsidiary in United States maintains an Interest Rate Swap with the purpose of setting the interest rate of a variable rate debt in the same currency (USD). The instrument was settled on September 2020 and the valuation off this instrument as of September 30, 2023 and December 31, 2022 is shown below:

Institution	Amount ThU.S.$	Starting date	Ending date	09-30-2023 fair value ThU.S.$	12-31-2022 fair value ThU.S.$
JP Morgan - N.A.	75,000,000	04-28-2020	04-28-2024	3,590	5,062
Goldman Sachs N.A.	75,000,000	04-28-2020	04-28-2024	3,587	5,004
JP Morgan - N.A.	75,000,000	04-28-2020	04-28-2024	3,593	5,067

				10,770	15,133

23.4.4. Argentina

Forward

As of September 30, 2023 and December 31, 2022, Arauco through its subsidiary in Argentina maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate of dollars:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	09-30-2023 fair value ThU.S.$	12-31-2022 fair value ThU.S.$
ARSUSD	BBVA - Argentina	6,000	12-15-2022	01-31-2023	—	(17)
ARSUSD	HSBC	6,000	09-28-2023	10-31-2023	(60)	—

					(60)	(17)

23.5 Cash equivalent, loans and receivables

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties).

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and other current/non-current receivables” and “Accounts receivable from related parties”.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

As of September 30, 2023 and December 31, 2022, there are provisions for impairment for ThU.S.$8,998 and ThU.S.$ 7,960, respectively.

	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$
Financial assets at amortized cost	1,494,870	1,476,046
Cash and cash equivalents (Mutual Funds not included)	479,524	557,143
Cash	253,870	298,577
Time deposits	225,654	258,566
Accounts receivables (net)	985,926	913,532
Trade receivables	663,926	726,972
Lease receivable	72,332	28,935
Sundry debtors	13,968	8,911
Other receivables	153,818	56,973
Prepayments	74,350	84,178
Accounts receivable from related parties	7,532	7,563
Other financial assets	29,420	5,371

23.5.1. Cash and cash equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at September 30, 2023 and December 31, 2022, classified by currency is as follows:

	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$
Cash and cash equivalents	656,544	667,207
U.S. dollars	309,380	395,254
Euro	9,563	4,884
Real	78,920	103,829
Argentine pesos	105,348	97,859
Mexican pesos	19,421	28,564
Other currencies	5,277	26,793
Chilean pesos	128,635	10,024

23.5.2 Time deposits and repurchase agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and other receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Sundry debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of September 30, 2023 and December 31, 2022:

	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$
Trade and other current receivables	879,848	873,295
U.S. dollars	532,761	614,204
Euros	25,517	36,425
Real	74,476	50,646
Argentine pesos	34,980	33,287
Mexican pesos	36,657	33,089
Other currencies	1,290	1,972
Chilean pesos	160,267	97,616
U.F.	13,900	6,056
Accounts receivable from related parties, current	7,532	7,563
Other currencies	3,903	4,713
Chilean pesos	3,629	2,850
Trade and other non-current receivables	98,546	32,674
U.S. dollars	37,640	5,880
Chilean pesos	2,923	3,434
U.F.	57,983	23,360

23.6 Financial liabilities

Arauco’s financial liabilities to the date of these interim consolidated financial statements are as follows:

Financial liabilities	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$
Total financial liabilities	7,795,839	6,649,011
Financial liabilities at fair value through profit or loss	64	17
Hedging liabilities	165,414	76,669
Financial liabilities at amortized cost	7,630,361	6,572,325

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of September 30, 2023 and December 31, 2022.

	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$
Bank borrowings - current portion	317,264	139,252
Bonds issued - current portion	111,391	95,550
Total	428,655	234,802

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.7 Financial liabilities measured at amortized cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of these interim consolidated financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. dollars and in U.F., lease liabilities, and trade and other payables.

	Currency	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$
		Amortized cost		Fair value
Total financial liabilities		7,630,361	6,572,325	6,911,617	6,331,528
Bonds issued	U.S. dollar	3,406,626	3,397,376	2,936,324	3,136,318
Bonds issued	U.F.	1,569,186	1,116,083	1,323,194	1,167,251
Bank borrowings	U.S. dollar	835,005	415,462	828,583	408,278
Bank borrowings	Euro	430,172	455,325	630,691	501,492
Bank borrowings	Other currencies	196,547	69,890	—	—
Lease liabilities	U.F.	15,302	16,936	15,302	16,936
Lease liabilities	Chilean pesos	35,997	11,265	35,997	11,265
Lease liabilities	Real	298,667	101,269	298,667	101,269
Lease liabilities	Mexican pesos	4,556	3,238	4,556	3,238
Lease liabilities	U.S. dollar	134,942	131,292	134,942	131,292
Lease liabilities	Euro	170	201	170	201
Lease liabilities	Other currencies	194	23	194	23
Trade and other payables	U.S. dollar	161,610	234,226	161,610	234,226
Trade and other payables	Euro	24,726	23,277	24,726	23,277
Trade and other payables	Real	88,685	85,450	88,685	85,450
Trade and other payables	Argentine pesos	51,280	54,078	51,280	54,078
Trade and other payables	Mexican pesos	16,156	16,791	16,156	16,791
Trade and other payables	Other currencies	12,716	10,476	12,716	10,476
Trade and other payables	Chilean pesos	288,554	369,300	288,554	369,300
Trade and other payables	U.F.	40,096	39,356	40,096	39,356
Accounts payable to related parties	U.S. dollar	657	202	657	202
Accounts payable to related parties	Chilean pesos	18,517	20,809	18,517	20,809

The financial liabilities at amortized cost presented in the interim consolidated statements of financial position as of September 30, 2023 and December 31, 2022 are as follows:

	09-30-2023 ThU.S.$
	Current	Non-current	Total
Other financial liabilities	1,307,346	5,130,190	6,437,536
Lease liabilities	46,084	443,744	489,828
Trade and other payables	663,863	19,960	683,823
Accounts payable to related parties	12,443	6,731	19,174

Total financial liabilities at amortized cost	2,029,736	5,600,625	7,630,361

	12-31-2022 ThU.S.$
	Current	Non-current	Total
Other financial liabilities	373,344	5,080,792	5,454,136
Lease liabilities	36,784	227,440	264,224
Trade and other payables	812,838	20,116	832,954
Accounts payable to related parties	14,280	6,731	21,011

Total financial liabilities at amortized cost	1,237,246	5,335,079	6,572,325

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash flow hedges reserve reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the interim consolidated statements of comprehensive income:

	January - September		July - September
	2023 ThU.S.$	2022 ThU.S.$	2023 ThU.S.$	2022 ThU.S.$
Opening balance	(10,113)	(136,859)	(31,809)	(26,380)
Gains (losses) on cash flow hedges, before tax	(53,404)	129,441	(23,706)	(27,366)
Recycle of cash flow hedges to profit or loss	209	(5,080)	—	—
Income tax relating to cash flow hedges of other comprehensive income	17,377	(32,683)	9,585	8,565
Closing balance	(45,931)	(45,181)	(45,930)	(45,181)

23.9 Capital disclosures

23.9.1 Information on objectives, policies and processes applied by the company regarding capital management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative information on objectives, policies and processes applied by the company regarding capital management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative information on capital management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	09-30-2023 ThU.S.$	12-31-2022 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,569,186	1,116,083	N/R	✓
Syndicate borrowing - Grayling	231,684	242,483	✓	✓
Syndicate ECA - MAPA	430,172	455,325	✓	✓

N/R: Not required for the financial obligation.

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests).

As of September 30, 2023 and December 31, 2022, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of September 30, 2023, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA	—	AA
Foreign bonds	BBB-	BBB	Baa3	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of September 30, 2023 and December 31, 2022 is as follows:

	09-30-2023	12-31-2022
	ThU.S.$	ThU.S.$
Equity	7,915,149	8,259,984
Bank borrowings	1,461,724	940,677
Lease liabilities	489,828	264,224
Bonds issued	4,975,812	4,513,459

Capitalization	14,842,513	13,978,344

23.10 Risk management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

23.10.1 Type of risk: Credit risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of credit risk exposure and how this risk arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2023	12-31-2022
	ThU.S.$	ThU.S.$
Current receivables
Trade receivables	663,890	726,936
Lease receivable	14,041	5,067
Sundry debtors	9,866	4,451
Other receivables	127,212	54,525
Prepayments	64,839	82,316
Net subtotal	879,848	873,295
Trade receivables	669,070	731,445
Lease receivable	14,041	5,067
Sundry debtors	10,760	4,866
Other receivables	128,279	55,687
Prepayments	64,839	82,316
Gross subtotal	886,989	879,381
Provision for doubtful trade receivables	5,180	4,509
Provision for doubtful lease receivable	—	—
Provision for doubtful sundry debtors	894	415
Provision for doubtful other receivables	1,067	1,162
Subtotal bad debt	7,141	6,086
Non-current receivables
Trade receivables	36	36
Lease receivable	58,291	23,868
Sundry debtors	4,102	4,460
Other receivables	26,606	2,448
Prepayments	9,511	1,862
Net subtotal	98,546	32,674
Trade receivables	1,893	1,910
Lease receivable	58,291	23,868
Sundry debtors	4,102	4,460
Other receivables	26,606	2,448
Prepayments	9,511	1,862
Gross subtotal	100,403	34,548
Provision for doubtful trade receivables	1,857	1,874
Provision for doubtful lease receivable	—	—
Provision for doubtful sundry debtors	—	—
Provision for doubtful other receivables	—	—
Subtotal bad debt	1,857	1,874

Explanation of risk management objectives, policies and processes, and measurement methods

The Credit and Collections Sub-Division, dependent from the Treasury Department, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of September 30, 2023, Arauco’s balance for commercial debtors was ThU.S.$ 670,963 of which, according to the agreed sales conditions, 56.93% corresponded to sales on credit (open account), 40.92% to sales with letters of credit and 2.15% to other types of sales. The client with the largest Open Account debt represented 1.88% of the total accounts receivable as of that date.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Below we provide detail regarding accounts receivable, classified in tranches:

September 30, 2023

Age of trade receivables

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,711	969	45	15	17	11	9	8	7	72	2,864
ThU.S.$	635,835	26,611	1,544	292	91	93	67	31	142	6,257	670,963
%	94.76%	3.97%	0.23%	0.04%	0.01%	0.01%	0.01%	0.00%	0.02%	0.93%	100%

December 31, 2022

Age of trade receivables

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,500	689	69	43	37	25	18	27	16	62	2,486
ThU.S.$	700,691	23,995	1,941	474	352	133	87	94	67	5,521	733,355
%	95.56%	3.27%	0.26%	0.06%	0.05%	0.02%	0.01%	0.01%	0.01%	0.75%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

September 30, 2023:

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	274,109	466	—	—	—	—	—	—	—	—	274,575
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	352,297	23,892	1,506	288	91	93	67	27	142	3,573	381,976
Loss allowance provision	1,545	—	49	29	10	9	7	27	142	2,506	4,324
Expected loss rate	0.44%	0.00%	3.25%	10.07%	10.99%	9.68%	10.45%	100.00%	100.00%	70.14%
Others	9,429	2,253	38	4	—	—	—	4	—	2,684	14,412
Loss allowance provision	25	—	—	—	—	—	—	4	—	2,684	2,713
Expected loss rate	0.27%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	0.00%	100.0%
Total trade receivables (ThU.S.$)	635,835	26,611	1,544	292	91	93	67	31	142	6,257	670,963
Total allowance for doubtful accounts (ThU.S.$)	1,570	—	49	29	10	9	7	31	142	5,190	7,037

December 31, 2022:

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	335,897	1,080	10	—	—	—	—	—	—	—	336,987
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	363,423	22,175	1,791	300	299	100	87	93	67	3,505	391,840
Loss allowance provision	1,545	—	59	34	38	10	9	93	41	2,487	4,316
Expected loss rate	0.43%	0.00%	3.27%	11.22%	12.74%	9.52%	9.82%	99.08%	60.88%	70.95%
Others	1,371	740	140	174	53	33	—	1	—	2,016	4,528
Loss allowance provision	—	—	1	17	31	19	—	1	—	2,000	2,069
Expected loss rate	0.00%	0.00%	0.85%	9.94%	57.52%	55.92%	0.00%	96.35%	0.00%	99.25%
Total trade receivables (ThU.S.$)	700,691	23,995	1,941	474	352	133	87	94	67	5,521	733,355
Total allowance for doubtful accounts (ThU.S.$)	1,545	—	60	51	69	29	9	94	41	4,487	6,385

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of September 30, 2023 and December 31, 2022:

	09-30-2023	12-30-2022
	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	7,960	8,792
Increase in loan loss allowance recognized in profit or loss during the year	1,621	1,097
Receivables written off during the year as uncollectible	—	(321)
Unused amount reversed	(583)	(1,608)
Closing balance	8,998	7,960

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the sales risk with letters of credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the sales risk with credit line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Peru S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti S.A., Arauco Forest Brasil S.A., Arauco do Brasil S.A. and Arauco Industria de Paineis S.A. Arauco works with credit insurance company Allianz Trade For Multinationals (Aa2 rating, as per risk rating companies Moody’s).

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee through guarantees, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, borrowings or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 107,940, effective as of September 30, 2023, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco group (ThU.S.$)
Guarantees debtors (received from clients)
Certificate of deposits	2,182	2.02%
Standby	10,099	9.36%
Promissory notes	80,609	74.68%
Finance	1,807	1.67%
Mortgage	1,014	0.94%
Pledge	632	0.59%
Loan agreement	11,597	10.74%

Total guarantees	107,940	100.00%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 98.78% and, therefore, Arauco’s portfolio exposure amounts to 1.22%.

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	432,505	100.00%
Secured receivables (*)	427,220	98.78%
Unsecured receivables	5,286	1.22%

(*)	Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Investment policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile, USA, Canada and México. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities obtained from rating agencies authorized by the Commission for the Financial Market (Fitch Ratings Chile, Humphreys and Feller Rate).

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of risk: Liquidity risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of liquidity risk exposure and how this risk arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of objectives, policies and processes for risk management, and measurement methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of September 30, 2023 and December 31, 2022. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2023				Maturity							Total		Effective rate	Nominal rate
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	Years	years	years	years	years	Current	current
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	—	71,617	70,853	70,137	69,428	68,715	101,723	71,617	380,856	1.10%	Fixed 1.06%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	3,834	—	223,539	—	—	—	—	3,834	223,539	6.63%	Fixed 6.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco Estado	50,027	—	—	—	—	—	—	50,027	—	6.45%	Fixed 6.45%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	BCI	70,067	—	—	—	—	—	—	70,067	—	5.42%	Fixed 5.42%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco de Chile	70,056	—	—	—	—	—	—	70,056	—	5.72%	Fixed 5.72%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Scotiabank	50,026	—	—	—	—	—	—	50,026	—	6.17%	Fixed 6.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco Santander	50,032	—	—	—	—	—	—	50,032	—	5.80%	Fixed 5.80%
—	Eufores S.A.	U.S. dollar	Banco BBVA	20,523	—	—	—	—	—	—	20,523	—	5.30%	Fixed 5.3%
—	Eufores S.A.	U.S. dollar	Banco Republica Oriental del Uruguay	56,320	—	—	—	—	—	—	56,320	—	4.76%	Fixed 4.76%
—	StoraEnso Uruguay S.A.	U.S. dollar	Banco Republica Oriental del Uruguay	5,120	—	—	—	—	—	—	5,120	—	4.76%	Fixed 4.76%
—	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco Republica Oriental del Uruguay	15,360	—	—	—	—	—	—	15,360	—	4.76%	Fixed 4.76%
—	Eufores S.A.	U.S. dollar	Banco Itaú	15,381	—	—	—	—	—	—	15,381	—	5.52%	Fixed 5.52%
—	Eufores S.A.	U.S. dollar	Santander	42,854	—	—	—	—	—	—	42,854	—	5.55%	Fixed 5.55%
—	Eufores S.A.	U.S. dollar	Scotiabank	5,139	—	—	—	—	—	—	5,139	—	5.65%	Fixed 5.65%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Safra S.A.	—	5,483	18,395	16,538	14,697	—	—	5,483	49,630	14.30%	CDI + 1.65%
—	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	—	70	71	534	—	—	—	70	605	14.40%	CDI + 1.75%
—	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	—	9,718	9,792	74,749	—	—	—	9,718	84,541	14.27%	CDI + 1.62%
—	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG pactual S.A.	3,667	6,894	22,424	20,117	17,771	—	—	10,561	60,312	14.21%	CDI + 1.56%
	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	2,113	7,015	13,085	11,704	5,343	—	—	9,128	30,132	14.20%	CDI + 1.55%
	Arauco Argentina S.A.	U.S. dollar	Banco BBVA	444	—	—	—	—	—	—	444	—	16.80%	Fixed 16.8%
—	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	1,201	—	—	—	—	—	—	1,201	—	14.00%	Fixed 14%
—	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	1,108	—	—	—	—	—	—	1,108	—	14.00%	Fixed 13.8%
—	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	428	—	—	—	—	—	—	428	—	14.20%	Fixed 14%
—	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	—	526	—	—	—	—	—	526	—	14.70%	Fixed 14.5%
—	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	—	540	—	—	—	—	—	540	—	15.20%	Fixed 15%
—	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	—	1,634	—	—	—	—	—	1,634	—	15.70%	Fixed 15.5%
—	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	22,537	217,034	—	—	—	—	—	239,571	—	6.59%	Libor 6m + 1.65%

			Total	486,237	320,531	358,159	193,779	107,239	68,715	101,723	806,768	829,615

September 30, 2023				Maturity							Total		Effective rate	Nominal rate
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	11,551	11,361	22,149	21,386	20,623	19,860	28,359	22,912	112,377	4.26%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	4,621	4,544	8,860	8,554	8,249	7,944	11,344	9,165	44,951	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	12,485	12,305	24,072	23,353	22,634	21,916	89,728	24,790	181,703	3.96%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	3,561	3,561	7,121	7,121	7,121	7,121	249,422	7,122	277,906	3.57%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	2,381	2,381	4,761	4,761	201,955	—	—	4,762	211,477	2.43%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	1,251	1,251	2,501	2,501	2,501	2,501	120,995	2,502	130,999	2.12%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	2,944	2,944	5,888	5,888	5,888	5,888	310,793	5,888	334,345	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	1,228	1,228	2,456	2,456	2,456	2,456	89,653	2,456	99,477	3.10%	3.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	3,168	3,168	6,336	6,336	6,336	6,336	294,615	6,336	319,959	3.18%	3.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	3,168	3,168	6,336	6,336	6,336	6,336	313,623	6,336	338,967	3.19%	3.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2024	—	522,500	—	—	—	—	—	522,500	—	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	9,688	9,688	19,375	19,375	19,375	509,688	—	19,376	567,813	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	11,000	11,000	22,000	22,000	22,000	22,000	829,000	22,000	917,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	10,625	10,625	21,250	21,250	21,250	21,250	521,250	21,250	606,250	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	13,750	13,750	27,500	27,500	27,500	27,500	1,077,500	27,500	1,187,500	5.51%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	—	21,000	21,000	21,000	21,000	21,000	531,500	21,000	615,500	4.21%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	—	25,750	25,750	25,750	25,750	25,750	1,053,625	25,750	1,156,625	5.16%	5.15%

			Total	91,421	660,224	227,355	225,567	420,974	707,546	5,521,407	751,645	7,102,849

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2023				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	179	455	428	340	33	—	—	634	801
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	—	461	461	403	403	403	6,521	461	8,191
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	240	60	240	1,020
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	95	256	206	733	—	—	—	351	939
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	110	297	396	677	273	—	—	407	1,346
—	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	146	439	185	—	—	—	—	585	185
—	Arauco Argentina S.A.	U.S. dollar	IT equipment	5	14	—	—	—	—	—	19	—
—	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	259	668	—	—	—	—	—	927	—
—	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	523	1,195	398	4	—	—	—	1,718	402
—	Arauco Florestal Novo Oeste	Brazilian real	Buildings and constructions	4	13	16	—	—	—	—	17	16
—	Arauco Industria de Paineis S.A.	Brazilian real	Buildings and constructions	10	10	—	—	—	—	—	20	—
—	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	1	4	6	6	6	1	—	5	19
—	Arauco Industria de Paineis S.A.	Brazilian real	Motor vehicles	1,254	3,791	5,384	5,384	4,935	—	—	5,045	15,703
—	Arauco Forest Brasil S.A.	Brazilian real	IT equipment	144	151	4	—	—	—	—	295	4
—	Arauco Forest Brasil S.A.	Brazilian real	Lands	29	37	19	19	6	—	—	66	44
—	Arauco Forest Brasil S.A.	Brazilian real	Motor vehicles	27	54	—	—	—	—	—	81	—
—	Arauco Florestal Arapoti S.A.	Brazilian real	Motor vehicles	10	15	—	—	—	—	—	25	—
—	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	7	10	31	31	20	—	—	17	82
—	Arauco do Brasil S.A.	Brazilian real	IT equipment	5,349	10,964	23,595	19,486	19,260	19,260	317,049	16,313	398,650
—	Arauco do Brasil S.A.	Brazilian real	Motor vehicles	18	53	71	29	—	—	—	71	100
—	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	12	37	50	41	—	—	—	49	91
—	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	—	2,590	2,590	2,590	2,590	2,590	23,313	2,590	33,673
—	Mahal Empreendimentos e Participações S.A.	Brazilian real	Motor vehicles	2	—	—	—	—	—	—	2	—
—	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	418	1,254	1,672	1,672	1,672	1,672	418	1,672	7,106
—	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	48	114	98	40	1	—	—	162	139
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Brazilian real	Buildings and constructions	999	3,008	4,022	4,037	4,051	4,066	57,474	4,007	73,650
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Brazilian real	Motor vehicles	3,365	8,552	11,018	7,367	2,372	2,372	2,372	11,917	25,501
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. dollar	Plants and equipments	433	1,299	1,732	1,732	1,732	1,732	942	1,732	7,870
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	308	774	1,356	1,503	833	257	—	1,082	3,949
—	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	214	669	916	392	81	8	—	883	1,397
—	Arauco North America, Inc.	U.S. dollar	Motor vehicles	11	34	59	64	46	—	—	45	169
—	Arauco Canada Limited	Canadian dollar	Motor vehicles	239	640	480	640	640	640	7,014	879	9,414
—	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	1,049	2,842	6,591	6,133	5,645	5,363	34,622	3,891	58,354
—	Eufores S.A.	U.S. dollar	Lands	307	918	917	1,222	1,223	612	—	1,225	3,974
—	Eufores S.A.	U.S. dollar	Plants and equipments	80	100	—	—	—	—	—	180	—
—	Eufores S.A.	U.S. dollar	Buildings and constructions	1,206	—	—	—	—	—	—	1,206	—
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	9	25	7	4	—	—	—	34	11
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	7	22	25	15	11	—	—	29	51
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	20	54	36	—	—	—	—	74	36
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	549	1,719	1,045	457	183	83	—	2,268	1,768
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	10	—	—	—	—	—	—	10	—
—	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	—	24	103	50	36	—	—	24	189
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	—	34	148	164	264	—	—	34	576
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	—	1	6	—	—	—	—	1	6
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	—	2	7	4	—	—	—	2	11
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	—	6	29	19	3	—	—	6	51
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	3	5	—	—	—	—	—	8	—
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	3	5	—	—	—	—	—	8	—

			Total	17,519	43,790	64,347	55,498	46,559	39,299	449,785	61,309	655,488

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2022				Maturity							Total		Effective rate	Nominal rate
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	Years	years	years	Years	years	Current	current
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	—	71,000	66,743	66,040	65,380	64,711	127,424	71,000	390,298	1.10%	1.06%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco de Chile	60,259	—	—	—	—	—	—	60,259	—	5.17%	Fixed 5.17%
—	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco Interamericano de Desarrollo A	1,138	1,074	—	—	—	—	—	2,212	—	5.89%	2.05% + libor 6m
—	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco BBVA	—	5,122	—	—	—	—	—	5,122	—	4.95%	Fixed 4.95%
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollar	Banco Interamericano de Desarrollo A	4,512	4,300	—	—	—	—	—	8,812	—	5.89%	2.05% + libor 6m
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollar	Finnish Export Credit	24,459	—	—	—	—	—	—	24,459	—	3.20%	3.20%
—	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	—	27,688	—	—	—	—	—	27,688	—	1.40%	Fixed 1.4%
—	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	—	2,517	—	—	—	—	—	2,517	—	1.40%	Fixed 1.4%
—	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	—	7,551	—	—	—	—	—	7,551	—	1.40%	Fixed 1.4%
—	Eufores S.A.	U.S. dollar	Banco Itaú	—	15,382	—	—	—	—	—	15,382	—	5.17%	Fixed 5.165%
—	Eufores S.A.	U.S. dollar	Santander	—	21,382	—	—	—	—	—	21,382	—	5.12%	Fixed 5.12%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Safra S.A.	2,826	2,830	5,586	17,983	16,081	14,194	—	5,656	53,844	15.30%	CDI + 1.65%
—	Mahal Empreendimentos e Participações S.A.	Brazilian real	Banco Safra S.A.	—	4,209	13,463	12,029	10,628	—	—	4,209	36,120	15.20%	CDI + 1.55%
—	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	—	45,760	217,247	—	—	—	—	45,760	217,247	4.23%	1.65% + libor 6m

			Total	93,194	208,815	303,039	96,052	92,089	78,905	127,424	302,009	697,509

December 31, 2022				Maturity							Total		Effective rate	Nominal rate
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	23,934	23,149	22,365	21,581	20,797	39,243	23,934	127,135	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	9,573	9,260	8,946	8,633	8,319	15,697	9,573	50,855	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	25,840	25,102	24,364	23,625	22,887	103,359	25,840	199,337	3.95%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	7,317	7,317	7,317	7,317	7,317	259,931	7,317	289,199	3.56%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,892	4,892	4,892	209,947	—	—	4,892	219,731	2.43%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,570	2,570	2,570	2,570	2,570	125,603	2,570	135,883	2.11%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	6,050	6,050	6,050	6,050	6,050	322,353	6,050	346,553	2.68%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2024	11,250	11,250	522,500	—	—	—	—	22,500	522,500	4.51%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	—	19,375	19,375	19,375	19,375	509,688	—	19,375	567,813	3.89%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	840,000	22,000	928,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	531,875	21,250	616,875	4.26%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,091,250	27,500	1,201,250	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	552,500	21,000	636,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,079,375	25,750	1,182,375	5.16%	5.15%

			Total	34,625	204,926	737,715	213,379	416,598	695,128	4,961,186	239,551	7,024,006

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2022				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
Tax ID	Name	Currency	Underlying asset class	months ThU.S.$	months ThU.S.$	years ThU.S.$	years ThU.S.$	years ThU.S.$	years ThU.S.$	years ThU.S.$	Current ThU.S.$	current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	421	639	571	433	268	4	—	1,060	1,276
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	282	—	282	282	282	282	4,654	282	5,782
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	240	240	240	1,200
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	242	—	—	—	—	—	—	242	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Other property, plant and equipment	96	289	268	209	640	—	—	385	1,117
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other property, plant and equipment	97	169	120	120	354	—	—	266	594
—	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	116	345	460	38	—	—	—	461	498
—	Arauco Argentina S.A.	U.S. dollar	IT equipment	6	10	—	—	—	—	—	16	—
—	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	251	752	668	—	—	—	—	1,003	668
—	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	429	1,161	750	—	—	—	—	1,590	750
—	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Motor vehicles	5	3	—	—	—	—	—	8	—
—	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	3	—	—	—	—	—	4	—
—	Arauco Industria de Paineis S.A.	Brazilian real	Fixed facilities and accessories	9	16	—	—	—	—	—	25	—
—	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	5	12	16	11	—	—	—	17	27
—	Arauco Industria de Paineis S.A.	Brazilian real	Motor vehicles	10	30	9	—	—	—	—	40	9
—	Arauco Forest Brasil S.A.	Brazilian real	IT equipment	1	—	—	—	—	—	—	1	—
—	Arauco Forest Brasil S.A.	Brazilian real	Lands	1,569	3,285	4,885	4,885	4,506	3,636	—	4,854	17,912
—	Arauco Forest Brasil S.A.	Brazilian real	Motor vehicles	147	405	131	—	—	—	—	552	131
—	Arauco Florestal Arapoti S.A.	Brazilian real	Motor vehicles	92	89	24	—	—	—	—	181	24
—	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	52	157	52	—	—	—	—	209	52
—	Arauco do Brasil S.A.	Brazilian real	IT equipment	21	53	14	—	—	—	—	74	14
—	Arauco do Brasil S.A.	Brazilian real	Motor vehicles	18	20	2	—	—	—	—	38	2
—	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	381	4,030	4,058	4,058	4,058	4,058	45,148	4,411	61,380
—	Mahal Empreendimentos e Participações S.A.	Brazilian real	Motor vehicles	203	552	328	164	—	—	—	755	492
—	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	—	2,381	2,381	2,381	2,381	2,381	23,808	2,381	33,332
—	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	18	53	—	—	—	—	—	71	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	424	1,273	1,697	1,697	1,697	1,697	1,698	1,697	8,486
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	139	174	142	88	27	—	—	313	257
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	15	—	—	—	—	—	—	15	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. dollar	Plants and equipments	999	2,998	4,011	4,026	4,040	4,055	60,526	3,997	76,658
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	2,866	2,953	—	—	—	—	—	5,819	—
—	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	336	852	1,020	1,131	1,162	499	429	1,188	4,241
—	Arauco North America, Inc.	U.S. dollar	Motor vehicles	173	540	593	244	52	4	—	713	893
—	Arauco Canada Limited	Canadian dollar	Motor vehicles	4	23	—	—	—	—	—	27	—
—	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	239	719	800	641	641	641	7,332	958	10,055
—	Eufores S.A.	U.S. dollar	Lands	975	2,926	6,808	6,306	5,861	5,373	38,052	3,901	62,400
	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	1,222	1,222	1,222	—	1,223	4,888
—	Eufores S.A.	U.S. dollar	Buildings and constructions	70	88	49	—	—	—	—	158	49
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	1,400	3,451	—	—	—	—	—	4,851	—
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	63	42	28	6	3	—	—	105	37
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	7	18	19	12	2	—	—	25	33
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	18	54	72	18	—	—	—	72	90
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	456	1,126	1,620	—	—	—	—	1,582	1,620
—	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	29	68	—	—	—	—	—	97	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	17	53	76	26	11	—	—	70	113
—	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	79	26	—	—	—	—	—	105	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	13	9	—	—	—	—	—	22	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	1	3	5	—	—	—	—	4	5
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	1	5	7	4	—	—	—	6	11
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	6	17	26	17	3	—	—	23	46
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	16	—	—	—	—	—	—	16	—
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	9	12	5	—	—	—	—	21	5

			Total	13,193	32,981	33,459	28,259	27,450	24,092	181,887	46,174	295,147

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Regarding the Libor rate and its discontinuity, at the end of September 2023 Arauco maintains 3.67% of its total debt at said rate and it is not estimated that the effect of its elimination will be material. Additionally, Arauco maintains interest rate derivatives for 100.00% of its Libor rate based debt. The credits set at the Libor rate that Arauco maintains at the closing date of these interim consolidated financial statements generally include provisions that allow the rate to be modified in the event of situations such as that given by the discontinuation of Libor rates. Notwithstanding the automatic conversion mechanisms to alternative rates, Arauco has been finalizing negotiations with its counterparties in recent months to change the base rates from Libor to SOFR or Term SOFR.

As of September 30, 2023, it is estimated that this change will not have a significant impact on Arauco’s results.

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 19 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of September 30, 2023, the total assets pledged as an indirect guarantee were MU.S.$ 421. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$ 454 and the Finnvera Guaranteed Facility Agreement in the amount of up to MU.S.$ 900. As of September 30, 2023 both agreement were paid, finishing the related indirect guarantee.

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	825	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	2,941	Railways
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	15,351	Sociedad Concesionaria Autopista Costa Arauco S.A.

		Total		19,117

INDIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Full Guarantee, of Arauco North America, Inc.	—	U.S. dollar	225,000	Bank Itaú Corpbanca – NY Branch
Arauco do Brasil S.A.	Endorsement of Arauco Forest Brasil S.A.	—	Brazilian real	40,901	Banco Safra S.A.
Arauco do Brasil S.A.	Endorsement of Mahal Empreendimentos e Participações S.A.	—	Brazilian real	31,538	Banco Safra S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Celulose do Brasil S.A.	—	Brazilian real	70,042	Itaú Unibanco S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Celulose do Brasil S.A.	—	Brazilian real	53,562	Bank BTG Pactual S.A.

		Total		421,043

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.10.3 Type of risk: Market risk – exchange rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of currency risk exposure and how this risk arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean peso, Euro, Brazilian real or other foreign currencies. In the case of significant exchange rate variations, the Chilean peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these interim consolidated financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 2.12% (equivalent to ThU.S.$ -/+ 5,831), and +/- 0.04% of equity (equivalent to ThU.S.$ -/+ 3,498).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions as of the date of these interim consolidated financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 2.94% (equivalent to ThU.S.$-/+$ 8,080) and a change on the equity of +/- 1.41% (equivalent to ThU.S. -/+$ 111,828).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.10.4 Type of risk: Market risk – interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of interest rate risk exposure and how this risk arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of September 30, 2023, 6.2% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.67% (equivalent to ThU.S.$-/+ 1,843) and +/- 0.014% (equivalent to ThU.S.$-/+ 1,106) on equity.

	September 2023 ThU.S.$	Total
Fixed rate	6,499,133	93.8%
Bonds issued	4,975,812
Bank borrowings and others (*)	1,033,493
Lease liabilities	489,828
Variable rate	428,231	6.2%
Bonds issued	—
Bank borrowings	428,231
Total	6,927,364	100.0%

	December 2022 ThU.S.$	Total
Fixed rate	5,637,820	98.6%
Bonds issued	4,513,459
Bank borrowings and others (*)	860,137
Lease liabilities	264,224
Variable rate	80,540	1.4%
Bonds issued	—
Bank borrowings	80,540
Total	5,718,360	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of risk: Market risk – price of pulp risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of price risk exposure and how this risk arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of September 30, 2023, revenue due to pulp sales accounted for 45.3% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of risk management objectives, policies and processes, and measurement methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 48.4% (equivalent to ThU.S.$-/+ 132,777) on the income for the year after tax and +/- 1.0% (equivalent to ThU.S.$ -/+ 79,666) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on its needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood celulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has seven plants: five in Chile, one in Argentina and one in Uruguay (50% property of Arauco), and they have a total production capacity of approximately 5.3 million tons per year. Pulp is sold in more than 42 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants in the U.S. and Canada. The Company has a total annual production capacity of 7.3 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and 1 sawmill in Spain; 2 panel plants and one resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.2 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco in its mills totalize a capacity of 4.2 million m3 of MDF, 4.2 million m3 of PB and 230,000 m3 of OSB, 710,000 m3 of Plywood and 2,800,000 m3 of sawn timber.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 7 sawmills in operation (6 in Chile and 1 in Argentina), the Company has a production capacity of 2.7 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants: 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Below is summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

Nine-months period ended September 30, 2023	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from sales of goods	1,927,802	2,413,750	—	—	4,341,552		4,341,552
Revenues from rendering of services	86,678	14,715	345	—	101,738		101,738
Revenues from ordinary activities	2,014,480	2,428,465	345	—	4,443,290		4,443,290
Revenues from transactions with reportable segments	357,617	20,763	39,933	—	418,313	(418,313)	—
Finance income	—	—	—	84,074	84,074		84,074
Finance costs	—	—	—	(272,666)	(272,666)		(272,666)
Net finance costs	—	—	—	(188,592)	(188,592)		(188,592)
Depreciation and amortizations	345,421	140,758	1,248	6,245	493,672		493,672
Other income	270,007	31,527	334	9,820	311,688		311,688
Other expenses	341,417	40,404	1	11,861	393,683		393,683
Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	2,294	—	—	1,090	3,384		3,384
Joint ventures	—	10,286	—	1,117	11,403		11,403
Income tax expense	—	—	—	136,192	136,192		136,192
Profit (loss) of each reportable segment	(320,875)	281,327	(246)	(234,624)	(274,418)		(274,418)
Geographical information on revenues
Revenue – Chilean entities	1,348,764	867,619	345	—	2,216,728		2,216,728
Revenue – Foreign entities	665,716	1,560,846	—	—	2,226,562		2,226,562
Total revenues from ordinary activities	2,014,480	2,428,465	345	—	4,443,290		4,443,290

Nine-months period ended September 30, 2023	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	888,360	108,718	190	10,590	1,007,858	—	1,007,858
Acquisition and contribution of investments in associates and joint venture	—	—	—	16,227	16,227	—	16,227

Nine-months period ended September 30, 2023	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	13,533,997	2,945,007	17,749	1,094,371	17,591,124	(72,774)	17,518,350
Segment assets (excluding deferred tax assets)	13,533,997	2,945,007	17,749	1,082,695	17,579,448	(72,774)	17,506,674
Deferred tax assets				11,676	11,676		11,676
Investments accounted through equity method
Associates	45,197	—	—	65,438	110,635		110,635
Joint Ventures	—	212,632	—	73,582	286,214		286,214
Segment liabilities	969,236	413,424	11,037	8,209,504	9,603,201		9,603,201
Segment liabilities (excluding deferred tax liabilities)	969,236	413,424	11,037	6,671,447	8,065,144		8,065,144
Deferred tax liabilities				1,538,057	1,538,057		1,538,057
Geographical information on non-current assets
Chile	8,506,073	461,936	16,232	391,160	9,375,401	(13,749)	9,361,652
Foreign countries	3,045,958	1,223,775	—	59,071	4,328,804		4,328,804
Total non-current assets	11,552,031	1,685,711	16,232	450,231	13,704,205	(13,749)	13,690,456

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

Nine-months period ended September 30, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from sales of goods	2,186,210	3,242,455	—	—	5,428,665		5,428,665
Revenues from rendering of services	78,932	—	455	—	79,387		79,387
Revenues from ordinary activities	2,265,142	3,242,455	455	—	5,508,052		5,508,052
Revenues from transactions with reportable segments	393,046	16,448	39,571	—	449,065	(449,065)	—
Finance income	—	—	—	49,807	49,807		49,807
Finance costs	—	—	—	(135,901)	(135,901)		(135,901)
Net finance costs	—	—	—	(86,094)	(86,094)		(86,094)
Depreciation and amortizations	229,391	151,267	1,258	8,542	390,458		390,458
Other income	226,853	15,555	352	1,855	244,615		244,615
Other expenses	130,058	21,940	9	13,460	165,467		165,467
Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	2,524	—	—	4,270	6,794		6,794
Joint ventures	—	33,019	—	1,702	34,721		34,721
Income tax expense	—	—	—	(222,213)	(222,213)		(222,213)
Profit (loss) of each reportable segment	533,567	808,138	(4,930)	(454,991)	881,784		881,784
Geographical information on revenues
Revenue – Chilean entities	1,512,724	1,424,996	455	—	2,938,175		2,938,175
Revenue – Foreign entities	752,418	1,817,459	—	—	2,569,877		2,569,877
Total revenues from ordinary activities	2,265,142	3,242,455	455	—	5,508,052		5,508,052

Nine-months period ended September 30, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	1,128,434	72,069	478	6,456	1,207,437	—	1,207,437
Acquisition and contribution of investments in associates and joint venture	—	—	—	132	132	—	132

Twelve-months period ended December 31, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	13,094,867	2,959,042	18,291	1,256,321	17,328,521	(148,413)	17,180,108
Segment assets (excluding deferred tax assets)	13,094,867	2,959,042	18,291	1,247,310	17,319,510	(148,413)	17,171,097
Deferred tax assets				9,011	9,011		9,011
Investments accounted through equity method
Associates	36,489	—	—	64,332	100,821		100,821
Joint Ventures	—	203,443	—	61,407	264,850		264,850
Segment liabilities	1,049,313	438,864	22,237	7,409,710	8,920,124		8,920,124
Segment liabilities (excluding deferred tax liabilities)	1,049,313	438,864	22,237	5,623,795	7,134,209		7,134,209
Deferred tax liabilities				1,785,915	1,785,915		1,785,915
Geographical information on non-current assets
Chile	8,540,801	491,283	17,008	398,820	9,447,912	(16,294)	9,431,618
Foreign countries	2,742,416	1,190,257	—	40,896	3,973,569		3,973,569
Total non-current assets	11,283,217	1,681,540	17,008	439,716	13,421,481	(16,294)	13,405,187

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as complementary information as required by our regulatory entities:

Nine-months period ended September 30, 2023	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	141,611	419,209	(334)	(139,581)	420,905	—	420,905
Cash flows (used in) investing activities	(876,422)	(90,088)	(2,693)	(67,527)	(1,036,730)	—	(1,036,730)
Cash flows from (used in) financing activities	610,804	15,328	(5,576)	44,373	664,929	—	664,929
Net increase (decrease) in cash and cash equivalents	(124,007)	344,449	(8,603)	(162,735)	49,104	—	49,104

Nine-months period ended September 30, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	852,795	716,123	8,463	(197,651)	1,379,730	—	1,379,730
Cash flows (used in) investing activities	(983,901)	(82,178)	(11,931)	(22,351)	(1,100,361)	—	(1,100,361)
Cash flows from (used in) financing activities	(250,907)	(17,198)	(116)	(57,733)	(325,954)	—	(325,954)
Net increase (decrease) in cash and cash equivalents	(382,013)	616,747	(3,584)	(277,735)	(46,585)	—	(46,585)

Information required by geographic area:

	Geographical area
2023	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	2,156,588	425,451	450,663	814,164	339,975	154,711	4,341,552
Revenues from rendering of services	60,140	—	14,712	—	26,884	2	101,738
Revenues as of September 30, 2023	2,216,728	425,451	465,375	814,164	366,859	154,713	4,443,290
Non-current Assets at 09-30-2023 other than deferred tax	9,355,942	593,411	1,224,445	685,136	1,664,616	155,230	13,678,780

	Geographical area
2022	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	2,882,860	435,011	500,459	1,012,641	429,147	168,547	5,428,665
Revenues from rendering of services	55,315	—	—	—	24,072	—	79,387
Revenues as of September 30, 2022	2,938,175	435,011	500,459	1,012,641	453,219	168,547	5,508,052
Non-current Assets at 12-31-2022 other than deferred tax	9,426,583	548,528	906,174	721,824	1,664,974	128,093	13,396,176

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	09-30-2023	12-31-2022
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, current	57,082	56,171
Prepayment to amortize (insurance and others)	32,129	17,474
Recoverable taxes (related to purchases)	155,673	126,368
Other current non-financial assets	7,175	6,046
Total	252,059	206,059

	09-30-2023	12-31-2022
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	71,867	71,094
Guarantee values	3,526	4,400
Recoverable taxes	8,443	6,363
Other non-current non-financial assets	23,271	10,657
Total	107,107	92,514

	09-30-2023	12-31-2022
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	2,199	189,375
ICMS, PIS-COFINS and other tax payables—Brazil	25,935	32,145
Other tax payable	18,108	14,186
Other Current non-financial liabilities	7,137	7,272
Total	53,379	242,978

(1)	Correspond mainly to the minimum dividend provision of the parent company (see Note 26).

	09-30-2023	12-31-2022
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS and other tax payable - Brazil	59,802	66,736
Other non-current non-financial liabilities	5,182	3,136
Total	64,984	69,872

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)

Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

As of December 31, 2022 Arauco in the financial statements recognized the balance of minimum dividend provision of the parent company for ThU.S.$ 186,903. In December 2022 Arauco paid a provisional dividend for ThU.S.$ 183,971 decreasing the minimum dividend provision.

In 2023, the amount of ThU.S.$ 92,719 presented in the interim consolidated statement of changes in equity was provisioned, corresponding to an additional and extraordinary dividend of 10% to be paid for the profits of the parent company of 2022.

For the profits of the fiscal year 2022 and for subsequent fiscal years, an amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

The following table details the adjustments made for the determination of distributable net profit as of September 30, 2023 and 2022:

	Distributable net profit
	09-30-2023 ThU.S.$	09-30-2022 ThU.S.$
Net profit attributable to parent company	(274,341)	881,783
Adjustments:
Biological assets
Unrealized gains (losses)	(167,174)	(193,969)
Realized gains (losses)	269,850	250,988
Deferred income taxes	(29,505)	(18,944)

Total adjustments	73,171	38,075

Distributable net profit	(201,170)	919,858

40%	—	367,943

Due to the fact that the distributable net profit as of September 30, 2023 resulted in a loss, no amount related to the 2023 period was provisioned on that date.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - September		July - September
	2023	2022	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	(274,341)	881,783	(173,026)	248,906
Weighted average of number of shares	120,474,350	120,474,350	120,474,350	120,474,350
Basic and diluted earnings per share (in U.S.$ per share)	(2.2771735)	7.3192592	(1.4362061)	2.0660497

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

September 30, 2023

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these interim consolidated financial statements for the nine-months period ended September 30, 2023, was approved by the Board of Directors of Arauco at the Extraordinary Meeting No. 699 held on November 7, 2023.

Subsequent to September 30, 2023, and as of the date of issuance of these interim consolidated financial statements, there have been no additional events, that could materially affect the presentation of these interim consolidated financial statements.

Press Release

3Q 2023

Sengés, Paraná State, Brazil

Press Release 3Q 2023 Sengés, Paraná State, Brazil

3Q 2023 RESULTS REVENUES US$1,594.9 million NET INCOME Highlights -US$173.0 million 3Q 2023 ADJUSTED EBITDA US$242.6 million NET DEBT TO LTM Adj. EBITDA 6.00x CAPEX For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com US$315.0 million Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.

3Q 2023 RESULTS Overview ARAUCO´s net income for the third quarter of 2023 was -US$173.0 million, a decrease of US$125.9 million compared to the second quarter of 2023. This is mostly explained by an increase in Impairment provision property, plant and equipment and others, due to the indefinite stop of our Licancel mill (a total of US$75.3 million impairment before tax was accounted in this quarter). Our Adjusted EBITDA was 7.1% higher than the second quarter of 2023, totaling US$242.6 million. Net Financial Debt increased by US$56.3 million or 0.9% and our Net Debt/LTM EBITDA ended up in 6.00x, an increase when compared to the 4.59x reached during the second quarter of 2023. In US$ Million YTD YTD Q3 2023 Q2 2023 Q3 2022 QoQ YoY YoY YTD 2023 2022 Revenue 1,594.9 1,408.9 1,879.4 13.2% -15.1% 4,443.3 5,508.1 -19.3% Net income (173.0) (47.1) 248.9 267.2% 169.5% (274.4) 881.8 -131.1% Adjusted EBITDA 242.6 226.6 553.0 7.1% -56.1% 657.2 1,779.2 -63.1% Adjusted EBITDA Margin 15.2% 16.1% 29.4% -5.4% -48.3% 14.8% 32.3% -54.2% LTM Adj. EBITDA 1,044.8 1,355.2 2,419.6 -22.9% -56.8% 1,044.8 2,419.6 -56.8% CAPEX 315.0 374.4 387.2 -15.9% -18.7% 1,024.0 1,207.3 -15.2% Net Financial Debt 6,270.8 6,214.5 4,568.9 0.9% 37.2% 6,270.8 4,568.9 37.2% Net Financial Debt / 6.00x 4.59x 1.89x 30.9% 217.9% 6.00x 1.89x 217.9% LTM Adj. EBITDA Adjusted EBITDA and EBITDA Margin (in US$ Million)

3Q 2023 RESULTS Income Statement Revenues ARAUCO’s revenues reached US$1,594.9 million in the third quarter of 2023, an increase of 13.2% when compared to the previous quarter. This variation is mostly explained by higher revenues in our pulp division, due to an increase of 43.1% in sales volume, offset by a 7.0% decrease in average prices. On the other hand, revenues for our wood products division were 0.8% lower, due to a 1.9% and 0.4% decrease in average prices and sales volume, respectively. The following table shows a breakdown of our revenues by business segment: In US$ Million Q3 2023 Q2 2023Q3 2022QoQ YoY Pulp779.3586.8763.832.8%2.0% Wood Products815.4822.21,115.5-0.8%-26.9% Total1,594.91,408.91,879.413.2%-15.1% Revenue’s Breakdown by business segment

3Q 2023 RESULTS

Cost of sales

In US$ Million	Q3 2023	Q2 2023	Q3 2022	QoQ	YoY
Timber	308.4	247.5	255.7	*24.6%*	*20.6%*
Forestry labor costs	192.4	171.5	165.9	*12.2%*	*16.0%*
Depreciation and amortization	145.3	142.5	97.2	*2.0%*	*49.6%*
Depreciation for right of use	9.2	5.6	10.2	*64.7%*	*-9.4%*
Maintenance costs	88.1	93.7	68.6	*-6.0%*	*28.4%*
Chemical costs	171.6	165.1	183.9	*3.9%*	*-6.7%*
Sawmill services	34.9	31.6	30.5	*10.2%*	*14.4%*
Other raw materials and indirect costs	137.8	136.8	128.1	*0.7%*	*7.5%*
Energy and fuel	73.5	70.5	68.3	*4.3%*	*7.6%*
Cost of electricity	17.5	18.8	12.3	*-6.8%*	*42.1%*
Wage, salaries and severance indemnities	114.4	111.9	103.0	*2.2%*	*11.1%*
Cost of Sales	**1,293.2**	**1,195.6**	**1,123.6**	***8.2%***	***15.1%***

Administrative expenses

In US$ Million	Q3 2023	Q2 2023	Q3 2022	QoQ	YoY
Wages, salaries and severance indemnities	63.4	59.8	64.5	*6.0%*	*-1.7%*
Marketing, advertising, promotion and publications expenses	4.3	3.2	4.0	*33.8%*	*9.2%*
Insurance	17.3	12.3	6.3	*40.4%*	*175.0%*
Depreciation and amortization	11.2	12.6	8.1	*-10.7%*	*38.3%*
Depreciation for the right of use	1.9	1.9	1.9	*1.0%*	*1.5%*
Computer services	8.8	13.7	7.8	*-35.7%*	*12.7%*
Lease rentals (offices, warehouses and machinery)	2.2	1.8	1.5	*22.4%*	*44.9%*
Donations, contributions, scholarships	2.2	2.8	2.5	*-20.2%*	*-10.7%*
Fees (legal and technical advisories)	8.8	9.9	9.4	*-11.3%*	*-6.4%*
Property taxes, patents and municipality rights	7.9	11.8	6.9	*-33.2%*	*14.4%*
Other administration expenses	31.2	31.4	33.8	*-0.6%*	*-7.9%*
Administrative Expenses	**159.3**	**161.2**	**146.7**	***-1.2%***	***8.6%***

3Q 2023 RESULTS Cost of sales Increased by 8.2% or US$97.5 million compared to the second quarter of 2023. This is mostly explained by increases in Timber and Forestry labor costs due to higher sales volume. In US$ Million Q3 2023 Q2 2023Q3 2022QoQ YoY Timber308.4247.5255.724.6%20.6% Forestry labor costs192.4171.5165.912.2%16.0% Depreciation and amortization145.3142.597.22.0%49.6% Depreciation for right of use9.25.610.264.7%-9.4% Maintenance costs88.193.768.6-6.0%28.4% Chemical costs171.6165.1183.93.9%-6.7% Sawmill services34.931.630.510.2%14.4% Other raw materials and indirect 137.8136.8128.10.7%7.5% costs Energy and fuel73.570.568.34.3%7.6% Cost of electricity17.518.812.3-6.8%42.1% Wage, salaries and severance 114.4111.9103.02.2%11.1% indemnities Cost of Sales1,293.21,195.61,123.68.2%15.1% Administrative expenses Decreased by 1.2% or US$1.9 million, when compared to the previous quarter, mostly due to a decrease in Computer services and Property taxes, patents and municipality rights, partially offset by an increase in Insurance. In US$ MillionQ3 2023Q2 2023Q3 2022QoQ YoY Wages, salaries and severance 63.459.864.56.0%-1.7% indemnities Marketing, advertising, promotion 4.33.24.033.8%9.2% and publications expenses Insurance17.312.36.340.4%175.0% Depreciation and amortization11.212.68.1-10.7%38.3% Depreciation for the right of use1.91.91.91.0%1.5% Computer services8.813.77.8-35.7%12.7% Lease rentals (offices, warehouses 2.21.81.522.4%44.9% and machinery) Donations, contributions, 2.22.82.5-20.2%-10.7% scholarships Fees (legal and technical advisories)8.89.99.4-11.3%-6.4% Property taxes, patents and 7.911.86.9-33.2%14.4% municipality rights Other administration expenses31.231.433.8-0.6%-7.9% Administrative Expenses159.3161.2146.7-1.2%8.6%

3Q 2023 RESULTS Distribution costs Distribution costs increased by 7.1%, or US$12.3 million mostly due to an increase of US$12.2 million or 9.4% in freight costs, mainly explained by higher sales volume in our pulp division. In US$ Million Q3 2023 Q2 2023 Q3 2022 QoQ YoY Commissions 4.5 3.4 3.0 34.7% 52.9% Insurance 1.5 2.3 1.3 -32.9% 21.0% Other selling costs 4.6 4.2 5.7 8.1% -20.0% Port services 16.4 16.0 16.7 2.9% -1.4% Freight 141.9 129.8 193.4 9.4% -26.6% Depreciation for the right of use 0.3 0.3 1.1 1.4% -74.4% Other shipping and freight costs 15.2 16.3 19.1 -6.9% -20.6% Distribution Costs 184.5 172.2 240.2 7.1% -23.2% Other income Decreased by US$82.3 million mostly due to a decrease in Net income from insurance compensation mainly caused by the US$72.0 million compensation from insurance companies accounted for the previous quarter related to our Valdivia mill. In US$ Million Q3 2023 Q2 2023 Q3 2022 QoQ YoY Gain from changes in fair value of biological assets 58.5 56.1 63.4 4.3% -7.8% Net income from insurance compensation 6.5 73.9 0.5 -91.3% 1103.7% Leases received 1.8 6.1 0.2 -71.1% 725.9% Gains on sales of assets 5.1 2.5 4.7 106.6% 9.9% Tax recovery credit 0.5 3.7 - -86.7% - Other operating results 4.6 16.9 4.0 -72.9% 15.3% Other Income 76.9 159.2 72.8 -51.7% 5.6%

3Q 2023 RESULTS Other expenses Increased by 278.3% or US$107.5 million when compared to the second quarter of 2023. This is mostly explained by an increase in Impairment provision property, plant and equipment and others, due to the indefinite stop of our Licancel mill (a total of US$75.3 million before tax impairment was accounted in this quarter), as well as the permanent shut down of our Horcones II sawmill in Chile. In addition, there was a decrease in relation to loss of forests due to the US$22.8 million gain accounted last quarter related to a provision for the insurance claim. In US$ Million Q3 2023 Q2 2023Q3 2022QoQ YoY Legal payments3.04.43.1-42.4%-1.8% Impairment provision property, plant and84.02.05.0-31.8%1574.8% equipment and others Operating expenses related to plant stoppages41.640.847.74083.2%-12.9% Project expenses2.52.65.92.0%-57.9% Loss (gain) from asset sales5.33.04.2-6.6%26.9% Loss and repair of assets0.00.10.075.4%-42.0% Loss of forests2.3(22.8)1.8-35.6%26.9% Other taxes4.94.96.7-110.1%-27.2% Other expenses (donations, repayments insurance)2.53.64.4-31.1%-43.0% Other expenses146.138.678.8278.3%85.5% Foreign exchange differences Showed a net loss of US$43.7 million, US$23.8 million higher than the second quarter. The main significant effects are given by the variation of local currencies in the countries where we have industrial operations, especially Argentina. Income tax In the third quarter, income tax reached US$52.1 million, a US$25.5 million increase when compared with the US$26.5 million accounted on the previous quarter.

3Q 2023 RESULTS

Adjusted EBITDA

In U.S. Million	Q3 2023	Q2 2023	Q3 2022	QoQ	YoY
Net Income	(173.0)	(47.1)	248.9	*267.2%*	*169.5%*
Financial costs	100.1	92.4	42.7	*8.3%*	*134.5%*
Financial income	(33.1)	(28.2)	(21.0)	*17.5%*	*57.6%*
Income tax	(52.1)	(26.5)	70.7	*96.3%*	*173.7%*
EBIT	**(158.1)**	**(9.4)**	**341.2**	***1581.7%***	***146.3%***
Depreciation & amortization	173.5	172.3	128.6	*0.7%*	*34.9%*
EBITDA	**15.4**	**162.9**	**469.8**	***-90.6%***	***-96.7%***
Fair value cost of timber harvested	156.1	121.3	121.4	*28.7%*	*28.7%*
Gain from changes in fair value of biological assets	(58.5)	(56.1)	(63.4)	*4.3%*	*-7.8%*
Exchange rate differences	43.7	19.9	18.9	*119.6%*	*131.2%*
Others (*)	85.9	(21.5)	6.4	*-499.4%*	*1248.6%*
Adjusted EBITDA	**242.6**	**226.6**	**553.0**	***7.1%***	***-56.1%***

Adjusted EBITDA variation by business segment (in US$ million)

43.8
(19.2)
(8.6)
226.6
242.6
Q2 2023
Pulp
Wood Products
Consolidation Adj. & Others
Q3 2023

3Q 2023 RESULTS Adjusted EBITDA Adjusted EBITDA for the third quarter of 2023 was US$242.6 million, a 7.1% or US$16.1 million increase when compared to the previous quarter. There was an increase of 43.7% in the Adjusted EBITDA of our pulp business segment, mostly associated to an increase in sales volume. In the Adjusted EBITDA of our wood products business segment, there was a decrease of 12.6%. In U.S. Million Q3 2023 Q2 2023Q3 2022QoQ YoY Net Income(173.0)(47.1)248.9267.2%169.5% Financial costs 100.192.442.78.3%134.5% Financial income (33.1)(28.2)(21.0)17.5%57.6% Income tax (52.1)(26.5)70.796.3%173.7% EBIT (158.1)(9.4)341.21581.7%146.3% Depreciation & amortization 173.5172.3128.60.7%34.9% EBITDA 15.4162.9469.8-90.6%-96.7% Fair value cost of timber harvested 156.1121.3121.428.7%28.7% Gain from changes in fair value of biological assets(58.5)(56.1)(63.4)4.3%-7.8% Exchange rate differences 43.719.918.9119.6%131.2% Others (*) 85.9(21.5)6.4-499.4%1248.6% Adjusted EBITDA242.6226.6553.07.1%-56.1% (*) Includes provision from forestry fires and provisions from property, plants and equipment, and others. Adjusted EBITDA variation by business segment (in US$ million)

3Q2023 RESULTS

Pulp Adjusted EBITDA

80.7%
614
46.8%
352
43.9%
325
37.0%
281
40.4%
308
38.9%
282
12.0%
78
17.1%
100
18.5%
144
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Adjusted EBITDA
EBITDA Mg

Wood Products Adjusted EBITDA

338
35.8%
320
32.3%
331
32.5%
358
32.3%
283
25.4%
154
17.8%
136
17.2%
152
18.5%
133
16.3%
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Adjusted EBITDA
EBITDA Mg

3Q 2023 RESULTS Pulp Adjusted EBITDA The Adjusted EBITDA for our pulp business segment reached US$144.3 million during this quarter, which translates to a 43.7% or US$43.8 million increase compared to the second quarter of 2023. Pulp EBITDA Mg reached 18.5%, 1.4% higher than the previous quarter. Wood Products Adjusted EBITDA The Adjusted EBITDA for our wood products business was US$133.1 million during this quarter, which translates to a 12.6% or US$19.2 million decrease, compared to the previous quarter. Wood products EBITDA Mg was 16.3%, 2.2% lower than the previous quarter.

3Q 2023 RESULTS Pulp Business The quarter began with a weak market though it improved throughout, despite higher supply and spot offers seen in several markets. Additionally, total world inventories began to drop as the quarter passed, which helped strengthen the demand for pulp. In China, the market looked better during the third quarter, with an increase in demand for pulp and paper. The inventories of some paper segments decreased, causing mills to increase their operating rates and announce price increases for their products thus improving margins. Additionally, pulp inventories in Chinese ports decreased, despite the increase in pulp supply due to new capacities. Long fiber pulp prices started the quarter with a slight decline, however afterwards increased throughout the remaining. Regarding short fiber prices, they increased throughout the entire quarter. In Europe, the demand for paper remained weak with small signs of recovery towards the end of September. Several paper mills decreased their operating rate due to the summer season in the region, whilst still having positive margins due to the low cost of raw materials. Regarding the pulp supply, at the beginning of the quarter there was a lot of spot supply from other pulp producers, which were quite aggressive. However, towards the end of the quarter, these volumes began to decline as many producers started diverting volumes to China, due to higher prices in that market. Short fiber prices varied both upward and downward, finishing September with the same levels previously seen in June. The dissolving pulp market during the third quarter was stronger due to an improvement in the viscose market. Viscose mills began the quarter with low inventories and increased their operating rate throughout the quarter allowing prices to rise in dissolving pulp towards the end of the period. Production in the third quarter of 2023 increased by 282.6 thousand tons (34.7%) compared with last quarter, with Arauco´s Line 3 increasing its production by 92 thousand tons (49,5% increase). Other production improvements came from Nueva Aldea, Valdivia, and Montes del Plata mills. This increase was partially offset by the indefinite shut down of the Licancel mill, which stopped its operations during August. Sales volume increased by 349 thousand tons quarter over quarter, representing a 43% improvement compared to the second quarter of this year. Production and Sales Volume (In thousand tonnes)

3Q2023 RESULTS

Wood Products Business

Panels

Production and Sales Volume: Panels (1)

(In thousand m^3)

1,465
1,423
1,297
1,269
1,267
1,264
Q3 2022
Q2 2023
Q3 2023
Production
Sales

(1) Includes PB, MDF, OSB, Composite panels and Retail Panels.

Sawn timber

Production and Sales Volume: Sawn Timber (2)

(In thousand m^3)

630
555
568
501
579
484
Q3 2022
Q2 2023
Q3 2023
Production
Sales

(2) Includes sawn timber, kilned sawn timber, remanufactured wood products, pallets

Note: Sales include trading

Plywood

Production and Sales Volume: Plywood

(In thousand m^3)

143
136
133
112
125
127
Q3 2022
Q2 2023
Q3 2023
Production
Sales

3Q 2023 RESULTS Wood Products Business Panels Average prices and sales volume decreased 5.1% and 0.4% respectively during the third quarter of 2023. The US market had a slow demand with a downward trend in prices, along with continuous high supply in most products throughout the quarter. Increases in exports from Brazil to the rest of the region continued to be seen, especially in MDF. In South America, the effect of low demand persisted due to a scenario of high inflation, higher interest rates, currency devaluation against the dollar, high inventories, and political uncertainty in some countries. Sawn timber Average prices increased 5.5%, partially offset by a 0.4% decrease in sales volume. China was affected by low economic growth, lower demand in both construction and furniture sectors and lower prices from Rusia and Europe. High inventories, high interest rates and geopolitical uncertainty continued to affect Asia and Europe. In the US, the third quarter had an improvement in demand for Remanufactured Wood Products although volumes and prices are still lower than in 2022 as a result of the effects of inflation, rate increases, high inventories in the logistics chain and higher supply from Asia and Latin America. Plywood Sales volumes increased 12.7% offset by a 5.6% decrease in average prices. Lower demand continued for Plywood when compared to the same period of the previous year, mainly explained by the effect of higher interest rates in America and Oceania, which affected the construction and remodeling sectors. Geopolitical issues have made a complicated scenario in Europe, impacting demand and costs, causing an oversupply in Latin America and Europe.

3Q 2023 RESULTS Capital During this quarter, capital expenditures (*) were US$315.0 million, US$59.5 million lower than the previous quarter. Expenditures US$ Million Q3 2023 Q2 2023Q3 2022YTD 2023YTD 2022 Cash flow used to obtain control of subsidiaries or other businesses----- Cash flow used to purchase in associates(16.2)--(16.2)(0.1) Other cash payments to acquire interests in joint ventures----- Purchase and sale of property, plant and equipment(192.6)(266.1)(326.0)(682.4)(993.6) Purchase and sale of intangible assets(1.4)(1.4)(1.5)(4.2)(3.4) Purchase of other long-term assets(104.7)(107.0)(59.7)(321.1)(210.1) Total CAPEX (*)(315.0)(374.4)(387.2)(1,024.0)(1,207.3) (*) On a cash basis. Capital Expenditures (In US$ Million)

3Q 2023 RESULTS During the third quarter, Free Cash Flow increased by US$531.7 million compared Freeto the second quarter of 2023, with outflows of US$122.9 million. Cash from Operations increased US$226.1 million mostly due to Working Capital Variation and Income tax received, and Cash used in financing activities decreased US$270.5 CashFlowmostly due to the dividends paid in May 2023. US$ MillionQ3 2023Q2 2023Q3 2022 Adjusted EBITDA 242.6226.6553.0 Working Capital Variation 15.9(84.1)(57.8) Interest paid and received (20.2)(69.7)(21.2) Income tax received (paid/refunded) 47.4(47.7)(64.8) Other cash inflows (outflows) (14.1)20.524.7 Cash from Operations 271.645.5434.0 Capex (*) (315.0)(374.4)(387.2) Proceeds from investment activities 5.11.23.1 Other inflows of cash, net (1.7)(21.2)7.4 Cash from (used in) Investment Activities (311.5)(394.5)(376.8) Dividends paid -(282.7)- Other inflows of cash, net (31.7)(19.6)(16.3) Proceeds from issue of shares --- Cash from (used in) Financing Activities – Net of Proceeds and Repayments (31.7)(302.3)(16.3) Effect of exchange rate changes on cash and cash equivalents (51.3)(3.4)(22.2) Free Cash Flow (122.9)(654.6)18.7 (*) On a cash basis. Net Debt Variation Q2 2023 – Q3 2023 (in US$ million) 3Q

3Q2023 RESULTS

Cash

Cash by Currency
Other Currencies 5%
Brazilian Real 11%
U.S. Dollar 47%
Argentinean Peso 16%
Chilean Peso 20%

Cash by Instrument
Money Market Funds 27%
Time Deposits 34%
Overnight Accounts 39%

2023 RESULTS Cash Our cash position was US$656.5 million at the end of the third quarter, which translates to a 14.1% decrease, equivalent to US$108.1 million, when compared to the end of the second quarter of 2023. This was mostly due to a negative free cash flow during the quarter. Additionally, to our cash position, the Company has a committed revolving credit facility for a total amount of US$375 million of which US$225 million were withdrawn in June 2023. This facility is due in February 2025.

3Q2023 RESULTS

Financial Debt

Debt by Currency
Other Currencies
7%
EUR (2)
7%
UF (1) (2)
23%
U.S.Dollar
63%

Debt by Instrument
Leasing
7%
Banks
21%
Bonds
72%

(2) Swapped to USD

Net Financial Debt and Leverage (In US$ Million)
1.83x
4,570
1.71x
4,686
1.64x
4,587
1.89x
4,569
2.33x
5,051
3.17x
5,471
4.59x
6,214
6.00x
6,271
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023

3Q 2023 RESULTS Financial Debt ARAUCO’s total financial debt as of September 30, 2023 was US$6,927.4 million, an decrease of 0.7% or US$51.7 million when compared to June 30, 2023. Our consolidated net financial debt increased 0.9% or US$56.3 million when compared with June 2023. Debt by Currency Debt by Instrument UF is a Chilean monetary unit indexed to inflation. (2) Swapped to USD Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 6.00x, which compares to the 4.59x in the second quarter. This increase is mainly explained by a 22.9% decrease in LTM Adjusted EBITDA and a 0.9% increase in net financial debt. Net Financial Debt and Leverage (In US$ Million)

3Q2023 RESULTS

82
465
554
382
43
441
242
135
537
94
163
91
538
86
514
22
18
21
97
21
201
21
1986
130
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036 & Thereafter
Bank Loans and Leasing
Bonds

3Q 2023 RESULTS As of September 2023, short term bank obligations (which includes accrued interest) sum up US$465.4 million. Bank obligations include the following maturities: US$439.3 million in bank loans and US$26.1 million in leasing. Short term bond obligations sum up US$81.3 million. These obligations include amortizations of local bonds, and interest payments of our USD-denominated bonds. Debt Amortization Profile as of September 30, 2023 (In US$ Million)

3Q 2023 RESULTS Third Quarter Subsequent EventsandNews Licancel Mill, Chile Licancel Pulp Mill, located in Licantén, Maule Region, had to stop its operations completely on August 21st, 2023 -for the second time this year as result of the overflow of the Mataquito River caused by the severe weather conditions that affected the central-southern zone of Chile. Following a thorough analysis of the consequences and damages resulting from this event, together with the effect of increased costs and the impact of forest fires that have significantly reduced the availability of wood at an industrial level, it has been necessary to take the regrettable decision to indefinitely suspend the pulp manufacturing process at the mill. As a consequence of this decision and applying the customary procedures for determining impairments or losses in accordance with IFRS, the Company recorded an impairment provision for assets associated with the Licancel Pulp Mill in its Q3 2023 financial statements, for a net amount of deferred taxes of approximately US$ 55 million, notwithstanding the fact that detailed analyses are being conducted to determine the final figure. The Licancel Pulp Mill was built in 1992 and was acquired by Arauco in September 1999. The Pulp Mill has an installed annual production capacity of approximately 160,000 tons of unbleached pine pulp, which corresponds to 3% of Arauco’s total annual pulp production capacity. Furthermore, the Licancel Pulp Mill represented 1.7% of Arauco’s consolidated revenues in 2022. This decision resulted in the layoff of approximately 160 direct employees. Arauco Mill Line 3, Chile Update Arauco´s Line 3 sales volumes have been increasing within the past months along with positive feedback from our clients. Production has continued increasing as expected with no significant issues, reaching approximately 503.6 thousand tones as of September 30th 2023 of which, 84.0% or 423.2 thousand tones were prime pulp. We expect to reach full capacity in the first quarter of 2024 in line with our scheduled ramp-up.

3Q 2023 RESULTS ESG Photovoltaic Power Station, Brazil We have just taken another important step towards a greener and more efficient future. Our Jaguariaíva (PR) unit was chosen for a pilot photovoltaic power station project, considering the installation of 811 photovoltaic panels of 555 kWp in an area of approximately 1,700 m². Last year, Arauco Brazil reached a milestone in our energy matrix, with 67% of the energy consumed coming from the burning of biomass, more than 30% of renewable electricity purchased and only 2.2% coming from non-renewable fuels. This achievement demonstrates our commitment to reducing its carbon footprint and its reliance on non-renewable sources. Now, with our photovoltaic plant, we have incorporated into this matrix another sustainable, economical clean energy, in a luminous journey to preserve natural resources and contribute more and more to the health of the planet.

3Q 2023 RESULTS CONFERENCE CALL Wednesday, November 15, 2023 10:00 Santiago Time 09:00 Eastern Time (New York) Dial in: +1 (844) 450 3845 from the US +56 (44) 208 1274 from Chile +55 (11) 3181 8565 from Brazil UPCOMING +1 (412) 317 6368 from other countries EVENTS For further information, please contact: Marcelo Bennett Treasurer marcelo.bennett@arauco.com Phone: +56 2 2461 7309 Constanza Vasquez Investor Relations constanza.vasquez@arauco.com Phone: +56 2 2461 7434 investor_relations@arauco.cl

3Q 2023 RESULTS

Financial Statements

Income Statement

In US$ Million	Q3 2023	Q2 2023	Q3 2022	YTD 2023	YTD 2022
Revenues	1,594.9	1,408.9	1,879.4	4,443.3	5,508.1
Cost of sales	(1,293.2)	(1,195.6)	(1,123.6)	(3,522.8)	(3,222.6)
Gross profit	**301.7**	**213.3**	**755.7**	**920.5**	**2,285.4**
Other income	76.9	159.2	72.8	311.7	244.6
Distribution costs	(184.5)	(172.2)	(240.2)	(517.6)	(729.8)
Administrative expenses	(159.3)	(161.2)	(146.7)	(470.4)	(445.9)
Other expenses	(146.1)	(38.6)	(78.8)	(393.7)	(165.5)
Financial income	33.1	28.2	21.0	84.1	49.8
Financial costs	(100.1)	(92.4)	(42.7)	(272.7)	(135.9)
Share of profit (loss) of associates and joint ventures accounted for using equity method	(3.2)	10.1	(2.7)	14.8	41.5
Other income (loss)	0.0	0.0	0.0	0.0	0.0
Exchange rate differences	(43.7)	(19.9)	(18.9)	(87.3)	(40.3)
Income before income tax	**(225.1)**	**(73.6)**	**319.5**	**(410.6)**	**1,104.0**
Income tax	52.1	26.5	(70.7)	136.2	(222.2)
Net income	**(173.0)**	**(47.1)**	**248.9**	**(274.4)**	**881.8**
Profit attributable to parent company	(173.0)	(47.2)	248.9	(274.3)	881.8
Profit attributable to non-parent company	0.0	0.0	(0.0)	(0.1)	0.0

Financial Statements Income Statement In US$ Million Q3 2023 Q2 2023Q3 2022YTD 2023YTD 2022 Revenues1,594.91,408.91,879.44,443.35,508.1 Cost of sales(1,293.2)(1,195.6)(1,123.6)(3,522.8)(3,222.6) Gross profit301.7213.3755.7920.52,285.4 Other income76.9159.272.8311.7244.6 Distribution costs(184.5)(172.2)(240.2)(517.6)(729.8) Administrative expenses(159.3)(161.2)(146.7)(470.4)(445.9) Other expenses(146.1)(38.6)(78.8)(393.7)(165.5) Financial income33.128.221.084.149.8 Financial costs(100.1)(92.4)(42.7)(272.7)(135.9) Share of profit (loss) of associates and joint ventures accounted for using equity(3.2)10.1(2.7)14.841.5 method Other income (loss)0.00.00.00.00.0 Exchange rate differences(43.7)(19.9)(18.9)(87.3)(40.3) Income before income tax(225.1)(73.6)319.5(410.6)1,104.0 Income tax52.126.5(70.7)136.2(222.2) Net income(173.0)(47.1)248.9(274.4)881.8 Profit attributable to parent company(173.0)(47.2)248.9(274.3)881.8 Profit attributable to non-parent company0.00.0(0.0)(0.1)0.0

3Q 2023 RESULTS

Balance Sheet

In US$ Million	30-09-2023	30-06-2023	30-09-2022
Cash and cash equivalents	656.5	764.6	929.6
Other financial current assets	42.4	27.6	34.0
Other current non-financial assets	252.1	293.8	225.6
Trade and other receivables-net	879.8	818.2	909.5
Related party receivables	7.5	6.7	8.0
Inventories	1,466.9	1,569.3	1,365.8
Biological assets, current	420.2	361.8	362.3
Tax assets	102.2	185.2	157.2
Non-Current Assets classified as held for sale	0.2	0.2	1.3
Total Current Assets	**3,827.9**	**4,027.4**	**3,993.2**
Other non-current financial assets	20.2	115.2	10.2
Other non-current and non-financial assets	107.1	120.7	72.1
Non-current receivables	98.5	87.3	22.3
Investments accounted through equity method	396.8	397.0	319.3
Intangible assets	65.9	68.5	75.7
Goodwill	55.4	56.0	58.1
Property, plant and equipment	10,139.3	10,092.5	9,779.6
Biological assets, non-current	2,795.5	2,858.5	3,000.9
Deferred tax assets	11.7	19.4	8.5
Total Non-Current Assets	**13,690.5**	**13,815.1**	**13,346.6**
TOTAL ASSETS	**17,518.4**	**17,842.5**	**17,339.8**
Other financial liabilities, current	1,369.2	827.9	369.3
Trade and other payables	663.9	682.5	700.0
Related party payables	12.4	17.8	2.9
Other provisions, current	5.7	7.4	8.2
Tax liabilities	22.2	8.7	56.0
Current provision for employee benefits	7.6	8.5	6.2
Other non-financial liabilities, current	53.4	56.3	428.7
Total Current Liabilities	**2,134.4**	**1,609.2**	**1,571.4**
Other non-current financial liabilities	5,723.6	6,203.1	5,401.9
Trade and Other payables non-current	26.7	28.8	2.4
Other provisions, non-current	29.7	30.7	31.5
Deferred tax liabilities	1,538.1	1,657.3	1,845.2
Non-current provision for employee benefits	85.7	98.6	72.3
Other non-financial liabilities, non-current	65.0	71.6	71.3
Total Non-Current Liabilities	**7,468.8**	**8,090.1**	**7,424.6**
Non-parent participation	5.7	5.6	7.0
Net equity attributable to parent company	**7,909.4**	**8,137.6**	**8,336.9**
TOTAL LIABILITIES AND EQUITY	**17,518.4**	**17,842.5**	**17,339.8**

3Q 2023 RESULTS Balance Sheet In US$ Million 30-09-2023 30-06-202330-09-2022 Cash and cash equivalents 656.5764.6929.6
Other financial current assets 42.427.634.0 Other current non-financial assets 252.1293.8225.6 Trade and other receivables-net
879.8818.2909.5 Related party receivables 7.56.78.0 Inventories 1,466.91,569.31,365.8 Biological assets, current 420.2361.8362.3
Tax assets 102.2185.2157.2 Non-Current Assets classified as held for sale 0.20.21.3 Total Current Assets 3,827.94,027.43,993.2
Other non-current financial assets 20.2115.210.2 Other non-current and non-financial assets 107.1120.772.1 Non-current receivables
98.587.322.3 Investments accounted through equity method 396.8397.0319.3 Intangible assets 65.968.575.7 Goodwill 55.456.058.1
Property, plant and equipment 10,139.310,092.59,779.6 Biological assets, non-current 2,795.52,858.53,000.9 Deferred tax assets
11.719.48.5 Total Non-Current Assets 13,690.513,815.113,346.6 TOTAL ASSETS 17,518.417,842.517,339.8 Other financial liabilities, current 1,369.2827.9369.3 Trade and other payables 663.9682.5700.0 Related party payables 12.417.82.9 Other provisions, current 5.77.48.2 Tax liabilities 22.28.756.0 Current provision for employee benefits 7.68.56.2 Other non-financial liabilities, current
53.456.3428.7 Total Current Liabilities 2,134.41,609.21,571.4 Other non-current financial liabilities 5,723.66,203.15,401.9 Tra de and Other payables non-current 26.728.82.4 Other provisions, non-current 29.730.731.5 Deferred tax liabilities
1,538.11,657.31,845.2 Non-current provision for employee benefits 85.798.672.3 Other non-financial liabilities, non-current
65.071.671.3 Total Non-Current Liabilities 7,468.88,090.17,424.6 Non-parent participation 5.75.67.0 Net equity attributable to parent company 7,909.48,137.68,336.9 TOTAL LIABILITIES AND EQUITY 17,518.417,842.517,339.8

3Q 2023 RESULTS Cash Flow Statement US$ Million Q3 2023 Q2 2023 Q3 2022 YTD 2023 YTD 2022 Receipts from sales of goods and rendering of 1,540.8 1,433.7 2,077.2 4,605.8 5,943.0 services Other cash receipts (payments) 82.6 178.4 66.5 349.3 238.0 Payments of suppliers and personnel (less) (1,388.2) (1,449.6) (1,626.4) (4,409.7) (4,552.2) Interest paid and received (20.2) (69.7) (21.2) (108.7) (127.7) Income tax paid 47.4 (47.7) (64.8) (27.4) (127.6) Other (outflows) inflows of cash, net 0.2 0.4 1.8 0.7 3.6 Net Cash Provided by (Used in) Operating 271.6 45.5 434.0 420.9 1,379.7 Activities Capital Expenditures (315.0) (374.4) (387.2) (1,024.0) (1,207.3) Other investment cash flows 3.5 (20.1) 10.4 (12.8) 106.9 Net Cash Provided by (Used in) Investing Activities (311.5) (394.5) (376.8) (1,036.7) (1,100.4) Proceeds from borrowings 324.7 816.7 47.3 1,731.7 214.7 Repayments of borrowings (309.9) (270.3) (38.1) (719.1) (299.4) Dividends paid 0.0 (282.7) 0.0 (282.7) (192.3) Other inflows of cash, net (31.7) (19.6) (16.3) (65.0) (48.9) Proceeds from Issue of Shares 0.0 0.0 0.0 0.0 0.0 Net Cash Provided by (Used in) Financing Activities (17.0) 244.1 (7.2) 664.9 (326.0) Total Cash Inflow (Outflow) of the Period (56.8) (104.8) 50.1 49.1 (46.6) Effect of exchange rate changes on cash and cash (51.3) (3.4) (22.2) (59.8) (34.9) equivalents Cash and Cash equivalents at beginning of the 764.6 872.8 901.7 667.2 1,011.1 period Cash and Cash Equivalents at end of the Period 656.5 764.6 929.6 656.5 929.6

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución S.A.
(Registrant)

	By:	/s/ Matías Domeyko Cassel
Date: November 22, 2023	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer